

Fresh





ANNUAL REPORT

Feel Good About Your Bank.








FIDELITY
Bancorp, Inc.

FIDELITY BANK



ANNUAL REPORT





Mission



Fidelity Bank will offer its consumer and commercial customers a wide range of high quality, fairly priced products and services. The Bank will be sensitive to changing customer needs, and will adapt its products and services quickly to satisfy the desires of its client base.





Mission Statement

The Board of Directors and Management are dedicated to excellence within community banking, which is best achieved through a commitment to:





- *maximizing stockholder value, thereby assuring the financial success of the independent bank franchise*
- *ensuring customer satisfaction by offering quality products and services that are delivered in an efficient and convenient manner*





- *the employment and retention of a competent and dedicated staff*
- *the communities served by Fidelity Bank.*

Corporate Profile

Fidelity Bancorp, Inc. (the Company) is a bank holding company organized under the Pennsylvania Business Corporation Law. It was organized to operate principally as a holding company for its wholly owned subsidiary, Fidelity Bank (the Bank). The Bank is a Pennsylvania-chartered, FDIC-insured stock savings bank conducting business through thirteen offices located in Allegheny and Butler counties.

Financial Highlights

(Dollars in thousands, except per share data)	At or For the Fiscal Years Ended September 30, 2008	2007
Total assets	$727,210	$726,577
Loans receivable, net	460,786	458,929
Total liabilities	685,055	680,107
Total savings and time deposits	416,414	433,555
Total stockholders' equity	42,155	46,470
Net interest income	16,333	14,269
Provision for loan losses	1,260	575
Other income	79	3,502
Other expense	12,873	12,660
Income tax provision	1,438	914
Extraordinary gain, net of taxes	—	89
Net income	$ 841	$ 3,711
Diluted net income per share	$0.28	$1.22
Book value per share	13.92	15.55
Average interest rate spread	2.33%	2.02%
Return on average assets	0.12%	0.51%
Return on average stockholders' equity	1.83%	8.13%
Common shares outstanding	3,028,725	2,987,593

To Our Stockholders

In most years, I try in the President's letter to provide a brief recap of the past fiscal year, highlight strategic initiatives, and talk about future plans. And while I will address those topics later, this year is a little different. The events of the past year in this country and the world, and their effect on the financial system, have been extraordinary, to say the least. Most of us have never seen anything like it in our lifetime. We have seen companies like Bear Sterns, Lehman Brothers, and Washington Mutual fail. We have seen Merrill Lynch, Wachovia and now National City acquired. And we have seen Freddie Mac and Fannie Mae nationalized. We also now have the government injecting capital into banks directly through the purchase of preferred stock. Amazing.

As you know, what started this crisis was sub-prime loans. And while Fidelity Bank did not originate sub-prime loans, the situation has affected us nonetheless. We reported net income for fiscal 2008 of $841,000. These results included security write-downs of approximately $3.6 million pre-tax, but if we exclude them, we would have earned approximately $4.2 million this year. I make this distinction because our core business is sound and performing. Our net interest margin was up $2.1 million over last year and our non-performing loans are down. We continue to be well-capitalized and have every intention of remaining so.

Regarding the security write-downs, here are the details. We had about $1.4 million of Freddie Mac preferred stock that had to be written down this year resulting from the government nationalizing Freddie Mac. Secondly, we had to take a write-down of approximately $2 million on our investment in the Shay Ultra-Short Mortgage Fund. We believe, and hope, that the write-down to this fund will be recovered in the future, but we can't be certain of that and accounting rules required us to take the loss now. We have had an investment in this fund for many years and the fund only invested in AAA rated mortgage securities, so it was disappointing to us when the fund got caught in the illiquid markets that now exist for many securities. Finally, we also wrote down an investment in National City preferred stock by approximately $200,000.

The logical question to ask at this point is where do we go from here? I don't think anyone doubts that we are in a recession right now and it looks like it will be a painful one. I will reiterate again, however, that we did not participate in sub-prime lending so our loan portfolio remains strong. Even so, we have already taken steps to try to minimize any future impact on Fidelity including tightening our lending standards. Does that mean we are not looking to make loans? No, but it does mean we might require a little more collateral, a little larger down payment or a little better credit score before we make the loan.

(Continued)

Otherwise, it is business as usual. We are still taking deposits, making loans, participating in the community and doing all the other things that we have been doing for 81 years. And that is the message we are trying to deliver to our customers, our community and you, our stockholders. We were in business yesterday, we are in business today and we will be in business tomorrow.

As for fiscal 2008, we have continued to emphasize commercial products and services and have seen good results this year, with commercial business loan balances increasing to $45.5 million and commercial real estate loans increasing to $84.1 million. As noted in prior annual reports, this has and will be an ongoing area of emphasis. We also saw an increase of $1.6 million in demand deposits, providing a low cost funding source. We will continue our focus in this area during fiscal 2009, hoping to expand on this positive trend.

As you know, Fidelity Bank prides itself on providing excellent customer service and believes that it is that service that sets us apart from other financial institutions. As part of our commitment to customer service, the Bank in fiscal 2008 initiated independent shopping of all branches. This is a program whereby anonymous customers rate the products and services we provide, as well as the customer service they receive. By analyzing these results, we can provide targeted training to our customer service employees in the areas where they need it most, thereby enabling them to improve our customers' experience with the Bank.

As I look forward to fiscal 2009 and beyond, there are a number of opportunities and challenges facing us. The regulatory burden will not ease and competition, I am sure, will be greater than ever. However, we have a number of exciting initiatives in process that will position us well for the future. The first will be the opening of our 14th full service branch location in the East Liberty/Shadyside area. We are very excited about this opportunity to expand into this market and held a groundbreaking ceremony on November 25th. We hope to have the branch open by the Spring of 2009, probably in early April. In addition to the new branch location, we are in the process of exploring applications that will allow us to take advantage of the world wide web in opening deposit accounts safely and securely over the internet. Also slated for 2009 is the installation of a new imaging system that will not only streamline many back room processes, but will provide increased customer functionality as well. These initiatives should help us compete more effectively in the coming years.

Many other things will not change. We intend to grow, but prudently. We will continue to actively manage our growth and our capital position. We have and will continue to advertise, keeping our name and products in front of the public.

As I mentioned at the beginning of this letter, the government, through the U.S. Treasury, has begun injecting capital into banks through the purchase of preferred stock. Publicly traded banks, such as Fidelity, had until November 14, 2008

(Continued)

to determine if they wanted to apply for some of the funds. After careful consideration by the Board and management, we applied for $7 million and were notified that our application received preliminary approval on December 3, 2008. We have thirty days from that date to close the transaction. The primary reason for applying was that, even though we are considered well-capitalized by all regulatory measures, we believed that strengthening our capital position in a cost effective manner was prudent given current economic conditions. We calculate that the addition of the $7 million in preferred stock will raise the Bank's total capital to risk-weighted assets percentage from 10.4% currently to over 12%. The preferred stock will carry a dividend rate of 5% for the first five years, thus making it a relatively cheap source of capital, in our opinion. While there will be restrictions on dividend increases and stock buybacks without prior government approval during the first three years, the preferred stock can be redeemed without penalty anytime after that period.

As this letter indicates, there will be many challenges facing the Company and the economy in the coming year. But within those challenges there is also opportunity. The competitive landscape of the Pittsburgh market will change with the purchase of National City by PNC. This creates a tremendous opportunity for us if we just take advantage of it. There will be customers abandoning large regional banks looking for a community bank to serve their needs. We will strive to be that community bank.

As always, I would like to thank the Board of Directors for their support and guidance and, of course, our loyal and committed employees, whose hard work and dedication forms the foundation for the success of the Company.

I encourage you, our stockholders, to investigate the products and services that your Company offers. I think you will find that we provide a wide range of products at a fair price, combined with the kind of personalized service that you can expect from a community bank. Don't just be a stockholder, be a customer too!

Richard G. Spencer

Richard G. Spencer
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended **September 30, 2008**

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________.

Commission File Number: **0-22288**

FIDELITY BANCORP, INC.
(Exact name of registrant as specified in its charter)

SEC
Mail Processing
Section

JAN 08 2009

Washington, DC
105

Pennsylvania (State or other jurisdiction of incorporation or organization)	**25-1705405** (I.R.S. Employer Identification No.)
1009 Perry Highway, Pittsburgh, Pennsylvania (Address of principal executive offices)	**15237** (Zip Code)

Registrant's telephone number, including area code: **(412) 367-3300**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $.01 par value	**Nasdaq Global Market**
Preferred Share Purchase Rights	**Nasdaq Global Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] YES [X] NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
[ ] YES [X] NO

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [X]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act) [ ] Yes [X] No

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing sales price of the Registrant's Common Stock reported on the Nasdaq Global Market on March 31, 2008 was $31.6 million. Solely for purposes of this calculation, the term "affiliate" includes all directors and executive officers of the Registrant and all beneficial owners of more than 5% of the Registrant's voting securities.

As of December 9, 2008, the Registrant had outstanding 3,039,585 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Registrant's definitive Proxy Statement for the 2009 Annual Meeting of Stockholders. (Part III)

FIDELITY BANCORP, INC.
ANNUAL REPORT ON FORM 10-K
for the fiscal year ended September 30, 2008

INDEX

PART I

Fidelity Bancorp, Inc. (the "Company") may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, that are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Company and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the willingness of users to substitute competitors' products and services for the Company's products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes, acquisitions; changes in consumer spending and saving habits; and the success of the Company at managing the risks resulting from these factors.

The Company cautions that the listed factors are not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

Item 1. Business

The Company, a Pennsylvania corporation headquartered in Pittsburgh, Pennsylvania, provides a full range of banking services through its wholly owned banking subsidiary, Fidelity Bank, PaSB (the "Bank"). The Company conducts no significant business or operations of its own other than holding all the outstanding stock of the Bank. Because the primary activities of the Company are those of the Bank, references to the Bank used throughout this document, unless the context indicates otherwise, generally refer to the consolidated entity.

The Bank is a Pennsylvania-chartered stock savings bank which is headquartered in Pittsburgh, Pennsylvania. Deposits in the Bank are insured to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh. The Bank, incorporated in 1927, conducts business from thirteen full-service offices located in Allegheny and Butler counties, two of five Pennsylvania counties which comprise the metropolitan and suburban areas of greater Pittsburgh. The Bank's wholly owned subsidiary, FBIC, Inc., was incorporated in the State of Delaware in July 2000. FBIC, Inc. was formed to hold and manage the Bank's fixed-rate residential mortgage loan portfolio which may include engaging in mortgage securitization transactions. FBIC, Inc. has not completed any mortgage securitization transactions to date. Total assets of FBIC, Inc. as of September 30, 2008 were $93.9 million.

The Company's executive offices are located at 1009 Perry Highway, Pittsburgh, Pennsylvania 15237 and its telephone number is (412) 367-3300. The Company maintains a website at www.fidelitybancorp-pa.com.

Competition

The Bank is one of many financial institutions serving its market area. The competition for deposit products and loa originations comes from other depository institutions such as commercial banks, thrift institutions and credit unions in th Bank's market area. Competition for deposits also includes insurance products sold by local agents and investment produc such as mutual funds and other securities sold by local and regional brokers. The Bank competes for loans with a variety c non-depository institutions such as mortgage brokers, finance companies and insurance companies. Based on data compiled b the FDIC, the Bank had a 0.61% share of all FDIC-insured deposits in the Pittsburgh Metropolitan Statistical Area as of Ju 30, 2008, the latest date for which such data was available, ranking it 15th among 62 FDIC-insured institutions. This data do not reflect deposits held by credit unions with which the Bank also competes.

Lending Activities

The Bank's principal lending activity is the origination of loans secured primarily by first mortgage liens on existin single-family residences in the Bank's market area. At September 30, 2008, the Bank's loan portfolio included $215.9 millio of residential loans, $8.6 million of residential construction loans, $84.2 million of commercial and multi-family real estat loans, and $26.5 million of commercial construction loans. The Bank also engages in consumer installment lending primaril in the form of home equity loans. At September 30, 2008, the Bank had $90.5 million in home equity loans in the portfoli Substantially all of the Bank's borrowers are located in the Bank's market area and would be expected to be affected b economic and other conditions in this area. The Company does not believe that there are any other concentrations of loans c borrowers exceeding 10% of total loans.

Loan Portfolio Composition. The following table sets forth the composition of the Company's loan portfolio by loa type in dollar amounts and in percentages of the total portfolio at the dates indicated.

	At September 30,									
	2008		2007		2006		2005		2004	
	$	%	$	%	$	%	$	%	$	%
	(Dollar amounts in thousands)									
Real estate loans:										
Residential:										
Single-family (1-4 units)	$ 215,940	45.4 %	$ 226,791	47.6 %	$ 219,031	48.1 %	$ 158,019	42.5 %	$ 110,053	34
Multi-family (over 4 units)	154	-	239	0.1	259	0.1	275	0.1	290	0
Construction:										
Residential	8,580	1.8	8,539	1.8	13,369	2.9	23,070	6.2	23,409	7
Commercial	26,519	5.6	24,363	5.1	19,147	4.2	11,164	3.0	11,703	3
Commercial	84,074	17.7	79,206	16.7	72,171	15.8	67,889	18.2	63,681	20
Total real estate loans	335,267	70.5	339,138	71.3	323,977	71.1	260,417	70.0	209,136	65
Installment loans	94,654	19.9	95,628	20.1	93,306	20.5	79,780	21.4	75,990	24
Commercial business loans										
and leases	45,527	9.6	40,953	8.6	38,166	8.4	32,028	8.6	32,082	10
Total loans receivable	475,448	100.0 %	475,719	100.0 %	455,449	100.0 %	372,225	100.0 %	317,208	100
Less:										
Loans in process	(11,265)		(13,752)		(13,369)		(23,070)		(23,409)	
Unearned discounts and fees	27		(11)		(136)		(483)		(801)	
Allowance for loan losses	(3,424)		(3,027)		(2,917)		(2,596)		(2,609)	
Net loans receivable	$ 460,786		$ 458,929		$ 439,027		$ 346,076		$ 290,389	

Loan Portfolio Sensitivity. The following table sets forth the estimated maturity of the Company's loan portfolio at September 30, 2008. The table does not include prepayments or scheduled principal repayments. Prepayments and scheduled principal repayments on loans totaled $150.0 million for the year ended September 30, 2008. All loans are shown as maturing based on contractual maturities. Demand loans, loans which have no stated maturity and overdrafts are shown as due in one year or less.

	Due within 1 year	Due after 1 through 5 years	Due after 5 years	Total
		(In thousands)		
Real estate loans:				
Residential	$ 303	$ 2,566	$ 213,225	$ 216,094
Commercial	13,700	19,494	50,880	84,074
Construction	10,770	11,121	13,208	35,099
Installment loans	19,015	6,422	69,217	94,654
Commercial business loans and leases	22,039	12,672	10,816	45,527
Total	$ 65,827	$ 52,275	$ 357,346	$ 475,448

The following table sets forth the dollar amount of all loans at September 30, 2008, due after September 30, 2009, which have fixed interest rates and floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate loans			
Residential	$ 122,244	$ 93,547	$ 215,791
Commercial	29,428	40,946	70,374
Construction	11,801	12,528	24,329
Installment loans	73,711	1,928	75,639
Commercial business loans and leases	12,171	11,317	23,488
Total	$ 249,355	$ 160,266	$ 409,621

Contractual principal repayments of loans do not necessarily reflect the actual term of the Bank's loan portfolio. The average lives of mortgage loans are substantially less than their contractual maturities because of loan payments and prepayments and because of enforcement of due-on-sale clauses, which generally give the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average lives of mortgage loans, however, tend to increase when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are substantially lower than rates on existing mortgage loans.

Residential Real Estate Lending. The Bank originates single-family residential loans and residential construction loans which provide for periodic interest rate adjustments. The adjustable-rate residential mortgage loans offered by the Bank in recent years have 10, 15, 20, or 30-year terms and interest rates which adjust every one, three, five, seven, or ten years generally in accordance with the index of average yield on U.S. Treasury Securities adjusted to a constant maturity of the applicable time period. There is generally a two percentage point cap or limit on any increase or decrease in the interest rate per year with a five or six percentage point limit on the amount by which the interest rate can increase over the life of the loan. The Bank has not engaged in the practice of using a cap on the payments that could allow the loan balance to increase rather than decrease, resulting in negative amortization. At September 30, 2008 approximately $93.6 million or 43.3% of the residential mortgage loans in the Bank's loan portfolio consisted of loans which provide for adjustable rates of interest.

The Bank also originates fixed-rate, single-family residential loans with terms of 10, 15, 20 or 30 years in order to provide a full range of products to its customers, but generally only under terms, conditions and documentation which permit the sale of these loans in the secondary market. Additionally, the Bank also offers a 10-year balloon loan with payments based on 30-year amortization. At September 30, 2008, approximately $122.5 million or 56.7% of the residential mortgage loans in the Bank's loan portfolio consisted of loans which provide for fixed rates of interest. Although these loans provide for repayments of principal over a fixed period of up to 30 years, it is the Bank's experience that such loans have remained outstanding for a substantially shorter period of time. The Bank's policy is to enforce the "due-on-sale" clauses contained in most of its fixed-rate, adjustable-rate, and conventional mortgage loans, which generally permit the Bank to require payment of the outstanding loan balance if the mortgaged property is sold or transferred and, thus, contributes to shortening the average lives of such loans.

The Bank will lend generally up to 80% of the appraised value of the property securing the loan (referred to as the loan-to-value ratio) up to a maximum amount of $417,000 but will lend up to 95% of the appraised value up to the same amount if the borrower obtains private mortgage insurance on the portion of the principal amount of the loan that exceeds 80% of the value of the property securing the loan. The Bank also originates residential mortgage loans in amounts over $417,000. The Bank will generally lend up to 80% of the appraised value of the property securing such loans. These loans may have terms of up to 30 years, but frequently have terms of 10 or 15 years or are 10-year balloon loans with payments based on 15-year to 30-year amortization. Generally, such loans will not exceed a maximum loan amount of $1.0 million, although the Bank may consider loans above that limit on a case-by-case basis.

The Bank also, in recent years, has developed single-family residential mortgage loan programs targeted to the economically disadvantaged and minorities in the Bank's primary lending area. Under these programs, the Bank will lend up to 97% of the appraised value of the property securing the loan as well as reducing the closing costs the borrower is normally required to pay. The Bank does not believe that these loans pose a significantly greater risk of non-performance than similar single-family residential mortgage loans underwritten using the Bank's normal criteria.

The Bank requires the properties securing mortgage loans it originates and purchases to be appraised by independent appraisers who are approved by or who meet certain prescribed standards established by the Board of Directors. The Bank also requires title, hazard and (where applicable) flood insurance in order to protect the properties securing its residential and other mortgage loans. Borrowers are subject to employment verification and credit evaluation reports, and must meet established underwriting criteria with respect to their ability to make monthly mortgage payments.

Commercial and Multi-family Real Estate Lending. In addition to loans secured by single-family residential real estate, the Bank also originates, to a lesser extent, loans secured by commercial real estate and multi-family residential real estate. Over 95% of this type of lending is done within the Bank's primary market area. At September 30, 2008, the Bank's portfolio included $84.1 million of commercial real estate and $154,000 of multi-family residential real estate loans.

Although terms vary, commercial and multi-family residential real estate loans are generally made for terms of up to 10 years with a longer period for amortization and in amounts of up to 80% of the lesser of appraised value or sales price. These loans may be made with adjustable rates of interest, but the Bank also will make fixed-rate commercial or multi-family real estate loans on a 10 or 7 year payment basis, with the period of amortization negotiated on a case-by-case basis.

Commercial and multi-family mortgage loans generally are larger and are considered to entail significantly greater risk than one-to-four family real estate lending. The repayment of these loans typically is dependent on the successful operations and income stream of the borrower and the real estate securing the loan as collateral. These risks can be significantly affected by economic conditions. In addition, non-residential real estate lending generally requires substantially greater evaluation and oversight efforts compared to residential real estate lending.

Construction Lending. The Bank also engages in loans to finance the construction of one-to-four family dwellings. This activity is generally limited to individual units and may, to a limited degree, include speculative construction by developers. The inspections, for approval of payment vouchers, are performed by third parties and are based on stages of completion. Applications for construction loans primarily are received from former borrowers and builders who have worked with the Bank in the past. Construction loans are originated with permanent financing terms consistent with the Bank's residential loan products; however, construction loans require only interest payments for the first six months. Beginning in the seventh month, monthly payments of both interest and principal are required for the remaining term (e.g., 29 ½ years for a 30 year term).

Construction lending is generally considered to involve a higher degree of credit risk than long-term permanent financing of residential properties. If the estimate of construction cost proves to be inaccurate, the Bank may be compelled to advance additional funds to complete the construction with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If the Bank is forced to foreclose on a project prior to completion, there is no assurance that it will be able to recover all of the unpaid portion of the loan. In addition, the Bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time.

Installment Lending. The Bank offers a wide variety of installment loans, including home equity loans and consumer loans. At September 30, 2008, home equity loans amounted to $90.5 million or 95.6% of the Bank's total installment loan portfolio. These loans are made on the security of the unencumbered equity in the borrower's residence. Home equity loans are made at fixed and adjustable rates for terms of up to 20 years, and home equity lines of credit are made at variable rates. Home equity loans generally may not exceed 80% of the value of the security property when aggregated with all other liens, although a limited number of loans up to 100% value may be made at increased rates.

Consumer loans consist of motor vehicle loans, other types of secured consumer loans and unsecured personal loans. At September 30, 2008, these loans amounted to $1.8 million, which represented 1.9% of the Bank's total installment loan portfolio. At September 30, 2008, motor vehicle loans amounted to $95,000 and unsecured loans and loans secured by property other than real estate amounted to $1.7 million.

The Bank also makes other types of installment loans such as savings account loans, personal lines of credit and overdraft loans. At September 30, 2008, these loans amounted to $2.4 million or 2.5% of the total installment loan portfolio. That total consisted of $481,000 of savings account loans, $1.8 million of personal lines of credit and $113,000 of overdraft loans.

Consumer and overdraft loans and, to a lesser extent, home equity loans may involve a greater risk of nonpayment than traditional first mortgage loans on single-family residential dwellings. Consumer loans may be unsecured or secured by depreciating collateral which may not provide an adequate source for repayment in the event of default. However, such loans generally provide a greater rate of return, and the Bank underwrites the loans in conformity to standards adopted by its Board of Directors.

Commercial Business Loans and Leases. Commercial business loans of both a secured and unsecured nature are made by the Bank for business purposes to incorporated and unincorporated businesses. Typically, these are loans made for the purchase of equipment, to finance accounts receivable, and to finance inventory, as well as other business purposes. At September 30, 2008, commercial business loans amounted to $45.3 million or 9.8% of the total net loan portfolio. In addition, the Bank makes commercial leases to businesses, typically for the purchase of equipment. All leases are funded as capital leases and the Bank does not assume any residual risk at the end of the lease term. At September 30, 2008, commercial leases amounted to $250,000 or 0.05% of the total net loan portfolio.

Loan Servicing and Sales. In addition to interest earned on loans, the Bank receives income through the servicing of loans and loan fees charged in connection with loan originations and modifications, late payments, changes of property ownership, and for miscellaneous services related to its loans. Income from these activities varies from period to period with the volume and type of loans made. The Bank did not recognize any loan servicing fee income for the year ended September 30, 2008. As of September 30, 2008, there were no outstanding loans serviced for others.

The Bank charges loan origination fees which are calculated as a percentage of the amount loaned. The fees received in connection with the origination of conventional, single-family, residential real estate loans have generally amounted to one to three points (one point being equivalent to 1% of the principal amount of the loan). In addition, the Bank typically receives fees of one half to one point in connection with the origination of conventional, multi-family residential loans, and commercial real estate loans. Loan fees and certain direct costs are deferred, and the net fee or cost is amortized into income using the interest method over the expected life of the loan.

The Bank sells fixed-rate residential mortgage loans in the secondary market through an arrangement with several investors. This program allows the Bank to offer more attractive rates in its highly competitive market. The Bank does not service those loans sold in the secondary market. Customers may choose to have their loan serviced by the Bank, however, the loan is priced slightly higher and retained in the Bank's loan portfolio. For the year ended September 30, 2008, the Bank sold $12.6 million of fixed-rate mortgage loans.

Loan Approval Authority and Underwriting. Applications for all types of loans are taken at the Bank's home office and branch offices by branch managers and loan originators and forwarded to the administrative office for processing. In most cases, an interview with the applicant is conducted at the branch office by a branch manager. Residential and commercial real estate loan originations are primarily attributable to walk-in and existing customers, real estate brokers, and mortgage loan brokers. Installment loans are primarily obtained through existing and walk-in customers. The Board of Directors has delegated authority to the Loan Committee, consisting of the Chairman, President, and Chief Lending Officer, to approve first mortgages on single-family residences of up to $750,000, commercial first mortgages of up to $750,000, home equity loans of up to $300,000, secured consumer loans of up to $75,000, unsecured consumer loans of up to $50,000 and commercial loans up to $500,000. Any loan in excess of those amounts must be approved by the Board of Directors. The Board of Directors has further delegated authority to the Bank's President to approve first mortgages on single-family residences, commercial first mortgages, home equity, secured consumer, unsecured consumer and commercial loans up to the FNMA conforming loan limit (currently $417,000), $200,000, $200,000, $75,000, $50,000, and $200,000, respectively. The terms of the delegation also permit the President to delegate authority to any other Bank officer under the same or more limited terms. Pursuant to this authority, the President has delegated to the Chief Lending Officer, subject to certain conditions, the authority to approve motor vehicle loans, secured personal loans and unsecured personal loans up to $75,000, $75,000, and $50,000, respectively; to approve one-to-four family first mortgage loans up to the FNMA conforming loan limit (currently $417,000); to approve home equity loans up to $200,000 if the amount of the loan plus prior indebtedness is not in excess of an 80% loan-to-value ratio; to approve home equity loans up to $100,000 if the amount of the loan plus prior indebtedness is in excess of 80%; to approve commercial loans up to $200,000; and to approve checking account overdraft protection loans that conform to the parameters of the program.

Classified Assets. Federal bank examiners require insured depository institutions to use a classification system for monitoring their problem assets. Under this classification system, problem assets are classified as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection of principal in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the Company to risk sufficient to warrant classification in one of the above categories, but which possess some weakness, are required to be designated "special mention" by management.

When an insured depository institution classifies problem assets as either "substandard" or "doubtful," it may establish allowances for loan losses in an amount deemed prudent by management. When an insured institution classifies problem assets as "loss," it is required either to establish an allowance for losses equal to

100% of that portion of the assets so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its allowances is subject to review by the FDIC which may order the establishment of additional loss allowances.

Included in non-accrual loans at September 30, 2008 are ten single-family residential real estate loans totaling $701,000, three commercial real estate loans totaling $3.0 million, twenty three home equity and installment loans totaling $676,000, and eight commercial business loans totaling $1.4 million. Certain other loans, while performing as of September 30, 2008, were classified as substandard, doubtful or loss. Performing loans, which were classified as of September 30, 2008, included three commercial real estate loans totaling $3.8 million and four commercial business loans totaling $231,000. While these loans are currently performing, they have been classified for one of the following reasons: the loan was previously nonperforming but will retain its classification status until the loan continues to perform for at least a six-month period; the loan was previously nonperforming but will retain its classification status because the loan is now thirty to ninety days past due. See "-- Nonperforming Loans and Foreclosed Real Estate."

Included in non-accrual loans at September 30, 2007 are thirteen single-family residential real estate loans totaling $831,000, three commercial real estate loans totaling $5.6 million, twenty one home equity and installment loans totaling $340,000, and nine commercial business loans totaling $1.9 million. Certain other loans, while performing as of September 30, 2007, were classified as substandard, doubtful or loss. Performing loans which were classified as of September 30, 2007, included two commercial business loans totaling $278,000. While these loans are currently performing, they have been classified for one of the following reasons: other loans to the borrower are non-performing; internal loan review has identified a deterioration of the borrower's financial capacity or a collateral shortfall. See "-- Nonperforming Loans and Foreclosed Real Estate."

At September 30, 2006, non-accrual loans consisted of seven single-family residential real estate loans totaling $403,000, one commercial real estate loan totaling $344,000, eighteen home equity and installment loans totaling $238,000, and seven commercial business loans totaling $1.7 million. Certain other loans, while performing as of September 30, 2006, were classified as substandard, doubtful or loss. Performing loans which were classified as of September 30, 2006, included two commercial business loans totaling $220,000. While these loans were performing, they have been classified for one of the following reasons: the loan was previously nonperforming but will retain its classification status until the loan continues to perform for at least a six-month period; internal loan review has identified a deterioration of the borrower's financial capacity or a collateral shortfall. See "-- Nonperforming Loans and Foreclosed Real Estate."

The following table sets forth the Company's classified assets in accordance with its classification system.

	At September 30,		
	2008	2007	2006
	(In thousands)		
Special Mention	$ 1,018	$ 1,324	$ 1,030
Substandard	9,709	9,015	2,552
Doubful	-	-	352
Loss	-	9	1
	$ 10,727	$ 10,348	$ 3,935

Classified assets were relatively unchanged during fiscal 2008 as compared to fiscal 2007. The increase in classified assets during fiscal 2007 as compared to fiscal 2006 is primarily attributed to two commercial real estate loans totaling $5.3 million which were placed on non-accrual, classified as substandard, and deemed impaired during 2007; however, both loans were deemed to be adequately collateralized.

Nonperforming Loans and Foreclosed Real Estate. When a borrower fails to make a required payment on a loan, the Bank attempts to cause the default to be cured by contacting the borrower. In general, contacts are made after a payment is more than 15 days past due, and a late charge is assessed at that time. In most cases, defaults are cured promptly. If the delinquency on a mortgage loan exceeds 90 days and is not cured through the Bank's normal collection procedures or an acceptable arrangement is not worked out with the borrower, the Bank will normally institute measures to remedy the default, including commencing a foreclosure action or, in special circumstances, accepting from the mortgagor a voluntary deed of the secured property in lieu of foreclosure.

The remedies available to a lender in the event of a default or delinquency with respect to residential mortgage loans, and the procedures by which such remedies may be exercised, are subject to Pennsylvania laws and regulations. Under Pennsylvania law, a lender is prohibited from accelerating the maturity of a residential mortgage loan, commencing any legal action (including foreclosure proceedings) to collect on such loan, or taking possession of any loan collateral until the lender has first provided the delinquent borrower with at least 30 days' prior written notice specifying the nature of the delinquency and the borrower's right to correct such delinquency. Additionally, a lender is restricted in exercising any remedies it may have with respect to loans for one- and two-family principal residences located in Pennsylvania (including the lender's right to foreclose on such property) until the lender has provided the delinquent borrower with written notice detailing the borrower's rights to seek consumer credit counseling and state financial assistance.

Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual, generally when a loan is ninety days or more delinquent. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. The President, Chief Lending Officer, Chief Financial Officer, Vice President of Residential Lending, Compliance Officer and the Collection Manager meet monthly to review non-performing assets and any other assets that may require classification or special consideration. Adjustments to the carrying values of such assets are made as needed and a detailed report is submitted to the Board of Directors on a monthly basis.

Foreclosed real estate is recorded at fair value less estimated cost to sell. Costs relating to development and improvement of the property are capitalized, whereas costs of holding such real estate are expensed as incurred. Additional write downs are charged to income, and the carrying value of the property reduced, when the carrying value exceeds fair value less estimated cost to sell.

The following table sets forth information regarding the Company's non-accrual loans and foreclosed real estate at the dates indicated. The Company had no loans categorized as troubled debt restructurings within the meaning of the Statement of Financial Accounting Standards ("SFAS") No. 15 at the dates indicated. The Company had accruing loans past due 90 days or more of $653,000, $150,000, and $255,000, at September 30, 2008, 2007, and 2006, respectively. Such loans consisted of commercial lines of credit which were outstanding past their contractual maturity dates. In each case, such loans were otherwise current in accordance with their terms and the Company does not consider them nonperforming. The recorded investment in loans that are considered to be impaired under SFAS 114, as amended by SFAS 118, was $6.3 million at September 30, 2008, for which the related allowance for credit losses was $455,000. Interest income that would have been recorded and collected on loans accounted for on a non-accrual basis under the original terms of such loans was $292,000 for the year ended September 30, 2008. During the year ended September 30, 2008, $101,000 in interest income was recorded on such loans.

	At September 30,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Non-accrual loans:					
Residential real estate loans (1-4 family)	$ 701	$ 831	$ 403	$ 533	$ 777
Construction, multi-family, and commercial real estate	2,993	5,628	344	179	269
Installment loans	676	340	238	188	530
Commercial business loans and leases	1,357	1,947	1,700	1,419	2,071
Total nonperforming loans	$ 5,727	$ 8,746	$ 2,685	$ 2,319	$ 3,647
Total nonperforming loans as a percent of net loans receivable	1.24%	1.91%	0.61%	0.67%	1.26%
Total foreclosed real estate, net	$ 170	$ 52	$ 215	$ 789	$ 1,517
Total nonperforming loans and foreclosed real estate as a percent of total assets	0.81%	1.21%	0.40%	0.46%	0.82%

The decrease in non-performing loans during fiscal 2008 as compared to fiscal 2007 is primarily attributed to one commercial real estate loan that totaled $2.6 million, which was non-performing in fiscal 2007 but was subsequently cured via sale in fiscal 2008. The increase in non-performing loans during fiscal 2007 as compared to fiscal 2006 is primarily attributed to two commercial real estate loans totaling $5.3 million both of which were deemed to be adequately collateralized.

At September 30, 2008, the Company did not have any potential problem loans that were not reflected in the above table where known information about possible credit problems of borrowers caused management to have serious doubts about the ability of such borrowers to comply with present repayment terms.

Allowance for Loan Losses

Management establishes reserves for estimated losses on loans based upon its evaluation of the inherent risks in the loan portfolio. The adequacy of the allowance is determined by management through the evaluation of such pertinent factors as the growth and composition of the loan portfolio, historical loss experience, the level and trend of past due and non-performing loans, the general economic conditions affecting the collectibility of loans in the portfolio, and other relevant factors. Large groups of smaller balance homogenous loans, such as residential real estate, small commercial real estate, and home equity and consumer loans, are evaluated in the aggregate using historical loss factors and other data. Large balance and/or more complex loans, such as multi-family and commercial real estate loans may be evaluated on an individual basis and are also evaluated in the aggregate to determine adequate reserves. As individually significant loans become impaired, specific reserves are assigned to the extent of impairment. The Company analyzes its loan portfolio each quarter to determine the appropriateness of its allowance for loan losses. Management believes that the Company's allowance for losses as of September 30, 2008 of $3.4 million is adequate to absorb probable loan losses in the portfolio.

The following table sets forth the rollforward of the Bank's allowance for loan losses.

	Year Ended September 30,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Balance at beginning of period	$ 3,027	$ 2,917	$ 2,596	$ 2,609	$ 3,091
Provision for loan losses	1,260	575	600	600	275
Charge offs:					
Residential real estate	(102)	(11)	(7)	(41)	(70)
Commercial real estate	(150)	(14)	(9)	-	(334)
Installment	(164)	(135)	(252)	(295)	(222)
Commercial	(531)	(362)	(58)	(334)	(193)
Total	(947)	(522)	(326)	(670)	(819)
Recoveries:					
Residential real estate	-	7	-	3	-
Commercial real estate	-	9	-	-	-
Installment	73	24	39	42	30
Commercial	11	17	8	12	32
Total	84	57	47	57	62
Net charge-offs	(863)	(465)	(279)	(613)	(757)
Balance at end of period	$ 3,424	$ 3,027	$ 2,917	$ 2,596	$ 2,609
Ratio of net charge-offs during the period to average loans outstanding during the period	0.19%	0.10%	0.07%	0.19%	0.27%

Allocation of the Allowance for Loan Losses

The following table sets forth the allocation of the allowance by category and the percent of loans in each category to total loans, which management believes can be allocated only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future loss and does not restrict the use of the allowance to absorb losses in any category.

	At September 30,									
	2008		2007		2006		2005		2004	
	$	%	$	%	$	%	$	%	$	%
	(Dollars in thousands)									
Residential real estate loans	$ 474	45.4 %	$ 452	47.7 %	$ 369	48.2 %	$ 483	42.6 %	$ 287	34.7 %
Commercial real estate loans	742	17.7	743	16.7	723	15.8	645	18.2	828	20.1
Construction loans	67	7.4	150	6.9	256	7.1	177	9.2	228	11.1
Installment loans	205	19.9	226	20.1	263	20.5	302	21.4	389	24.0
Commercial business loans and leases	1,936	9.6	1,456	8.6	1,306	8.4	989	8.6	877	10.1
Total	$ 3,424	100.0 %	$ 3,027	100.0 %	$ 2,917	100.0 %	$ 2,596	100.0 %	$ 2,609	100.0 %

Investment Activities

The Bank is required to maintain a sufficient level of liquid assets (including specified short-term securities and certain other investments), as determined by management and defined and reviewed for adequacy by the FDIC during its regular examinations. The FDIC, however, does not prescribe by regulation a minimum amount or percentage of liquid assets. The level of liquid assets varies depending upon several factors, including: (i) the yields on investment alternatives, (ii) management's judgment as to the attractiveness of the yields then available in relation to other opportunities, (iii) expectation of future yield levels, and (iv) management's projections as to the short-term demand for funds to be used in loan origination and other activities. Securities, including mortgage-backed securities, are classified at the time of purchase, based upon management's intentions and abilities, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using the level yield method and recognized as adjustments of interest income. All other debt securities are classified as available for sale to serve principally as a source of liquidity.

Current regulatory and accounting guidelines regarding securities (including mortgage-backed securities) require us to categorize securities as "held to maturity," "available for sale" or "trading." At September 30, 2008, the Bank had securities classified as "held to maturity" and "available for sale" in the amount of $75.4 million and $146.7 million, respectively and had no securities classified as "trading." Securities classified as "available for sale" are reported for financial reporting purposes at fair value with net changes in the market value from period to period included as a separate component of stockholders' equity, net of income taxes. At September 30, 2008, the Company's securities available for sale had an amortized cost of $155.3 million and fair value of $146.7 million. The changes in fair value in our available for sale portfolio reflect normal market conditions and vary, either positively or negatively, based primarily on changes in general levels of market interest rates relative to the yields of the portfolio. Additionally, changes in the fair value of securities available for sale do not affect our income nor does it affect the Bank's regulatory capital requirements or its loans-to-one borrower limit. The Bank has invested in trust preferred securities and management is closely monitoring these securities. Due to dislocations in the credit markets broadly, and the lack of trading and new issuance in pooled trust preferred securities, and because the Bank has the ability and intent to hold the investments until a recovery of fair value, which may be maturity, the Bank does not consider these assets to be other-than-temporarily impaired at September 30, 2008. However, continued price declines could result in a writedown of one or more of the trust preferred investments. Prices on trust preferred securities were calculated using a spread model based on their current credit ratings.

At September 30, 2008, the Bank's investment portfolio policy allowed investments in instruments such as: (i) U.S. Treasury obligations; (ii) U.S. federal agency or federally sponsored agency obligations; (iii) municipal obligations; (iv) mortgage-backed securities and collateralized mortgage obligations; (v) banker's acceptances; (vi) certificates of deposit; (vii) investment grade corporate bonds and commercial paper; (viii) real estate mortgage investment conduits; (ix) equity securities and mutual funds; and (x) trust preferred securities. The Board of Directors may authorize additional investments.

As a source of liquidity and to supplement its lending activities, the Bank has invested in residential mortgage-backed securities. Mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Mortgage-backed securities represent a participation interest in a pool of single-family or other type of mortgages. Principal and interest payments are passed from the mortgage originators, through intermediaries (generally quasi-governmental agencies) that pool and repackage the participation interests in the form of securities, to investors, like us. The quasi-governmental agencies, which include GinnieMae, FreddieMac, and FannieMae, guarantee the payment of principal and interest to investors.

Mortgage-backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgages that have loans with interest rates that are within a set range and have varying maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable-rate mortgage loans. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates. The interest rate risk characteristics of the underlying pool of mortgages (*i.e.*, fixed-rate or adjustable-rate) and the prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Mortgage-backed securities issued by GinnieMae, FreddieMac, and FannieMae make up a majority of the pass-through certificates market.

The Bank also invests in mortgage-related securities, primarily collateralized mortgage obligations, issued or sponsored by GinnieMae, FreddieMac, and FannieMae, as well as private issuers. Investments in private issuer collateralized mortgage obligations are made because these issues generally are higher yielding than agency sponsored collateralized mortgage obligations with similar average life and payment characteristics. All such investments are rated "AAA" by a nationally recognized credit rating agency. Collateralized mortgage obligations are a type of debt security that aggregates pools of mortgages and mortgage-backed securities and creates different classes of collateralized mortgage obligations securities with varying maturities and amortization schedules as well as a residual interest with each class having different risk characteristics. The cash flows from the underlying collateral are usually divided into "tranches" or classes whereby tranches have descending priorities with respect to the distribution of principal and interest repayment of the underlying mortgages and mortgage backed securities as opposed to pass through mortgage backed securities where cash flows are distributed pro rata to all security holders. Unlike mortgage backed-securities from which cash flow is received and prepayment risk is shared pro rata by all securities holders, cash flows from the mortgages and mortgage-backed securities underlying collateralized mortgage obligations are paid in accordance with a predetermined priority to investors holding various tranches of such securities or obligations. A particular tranche or class may carry prepayment risk which may be different from that of the underlying collateral and other tranches. Collateralized mortgage obligations attempt to moderate reinvestment risk associated with conventional mortgage-backed securities resulting from unexpected prepayment activity.

As a Pennsylvania savings bank, the Bank has the authority to invest in the debt or equity securities of any corporation or similar entity existing under the laws of the United States, any state or the District of Columbia subject to the "prudent man" rule. Aggregate equity investments may not exceed the lesser of 7 ½% of the book value of the Bank's assets or 75% of its capital and surplus. The aggregate investment in the equity securities of any one issuer may not exceed 1% of the book value of the Bank's assets or more than 5% of the total outstanding shares of the issuer. Under FDIC regulations, the Bank may only invest in listed equity securities or mutual funds.

Investment and Mortgage-Backed Securities Portfolio

Investment Securities

The following tables set forth the composition and amortized cost of the Bank's investment and mortgage-backed securities at the dates indicated.

	At September 30,		
	2008	2007	2006
	(In thousands)		
Available-for-sale:			
U.S. government and agency	$ 19,998	$ 26,454	$ 23,625
Municipal obligations	17,157	16,414	20,760
Corporate obligations	14,076	12,584	11,107
Mutual funds[(1)]	11,729	13,324	12,778
FreddieMac preferred stock	75	1,408	1,409
Equity securities	4,064	4,071	4,037
Trust preferred securities	25,175	26,481	27,969
Total	$ 92,274	$ 100,736	$ 101,685
Held-to-maturity:			
U.S. government and agency	$ 19,019	$ 16,985	$ 21,984
Municipal obligations	20,595	21,007	22,648
Corporate obligations	1,993	3,487	4,993
Total	$ 41,607	$ 41,479	$ 49,625

(1) Consists of investments in the AMF Ultra Short Mortgage Fund, Access Capital Fund, the CRA Qualified Investment Fund and Legg Mason Value Trust Fund.

At September 30, 2008, non-U.S. Government and U.S. Government agency or corporation securities that exceeded ten percent of stockholders' equity are as follows. The AMF Ultra Short Mortgage Fund invests solely in mortgage-backed securities issued or guaranteed by U.S. government agencies or government-sponsored enterprises which are no longer rated. The AMF Ultra Short Mortgage Fund was rated "Af" by Standard & Poor's on July 11, 2008. On July 11, 2008 the Board of Trustees of the Asset Management Fund (the "Fund") determined that it was in the best interest of the Fund to terminate the Fund's agreement with Standard & Poor's (S&P) Ratings Service. In the past, the Fund determined that one way to attract new investors would be to have the Fund rated. However, in response to the unprecedented turmoil and dislocation in the mortgage securities market, the Fund has temporarily discontinued accepting new purchase orders and the decision was made to terminate the rating. During fiscal 2008 the Company recognized a $2.04 million non-cash impairment charge on the AMF Ultra Short Mortgage Fund resulting from the continuing uncertainty in spreads in the bond market for mortgage related securities. This uncertainty has negatively impacted the market value of the securities in the fund and thus the net asset value of the fund itself. Management of the Company has deemed the impairment of the fund to be other-than-temporary based upon the duration and extent to which the market value has been less than cost, the limitations placed on fund redemptions, and the inability to forecast a recovery in the market value.

Issuer	Book Value	Fair Value
	(In thousands)	
The AMF Ultra Short Mortgage Fund	$ 9,356	$ 9,356

Mortgage-Backed Securities

	At September 30,		
	2008	2007	2006
	(In thousands)		
Available-for-sale:			
GinnieMae	$ 9,327	$ 933	$ 1,216
FannieMae	16,230	15,226	19,012
FreddieMac	8,726	18,300	23,014
GinnieMae Remic	6,095	-	-
FannieMae Remic	3,993	3,407	5,245
FreddieMac Remic	8,075	7,855	8,047
Federal Home Loan Bank Remic	1,625	-	-
Collateralized mortgage obligations	8,928	8,247	9,480
Total	$ 62,999	$ 53,968	$ 66,014
Held-to-maturity:			
GinnieMae	$ 323	$ 385	$ 448
FannieMae	7,092	9,212	11,170
FreddieMac	7,115	9,190	11,075
FannieMae Remic	1,051	1,405	1,837
FreddieMac Remic	11,531	4,918	5,883
Collateralized mortgage obligations	6,685	7,964	5,841
Total	$ 33,797	$ 33,074	$ 36,254

The following tables set forth the amortized cost of each category of investment securities of the Bank at September 30, 08 which mature during each of the periods indicated and the weighted average yield for each range at maturities. The yields the tax-exempt investments have been adjusted to their pre-tax equivalents, assuming a 34% tax rate.

	One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
					(Dollars in thousands)					
vailable-for-sale:										
J.S. government and agency	$ 2,000	4.03%	$ 14,999	4.63%	$ 2,999	5.34%	$ -	-%	$ 19,998	4.68%
Municipal obligations	-	-	788	3.75	625	3.70	15,744	4.15	17,157	4.12
Corporate obligations	1,501	6.03	8,062	5.33	2,520	5.74	1,993	4.56	14,076	5.37
Mutual funds[1]	11,729	4.04	-	-	-	-	-	-	11,729	4.04
FreddieMac preferred stock	75	-	-	-	-	-	-	-	75	-
Equity securities	4,064	3.96	-	-	-	-	-	-	4,064	3.96
Trust preferred securities	-	-	381	5.89	-	-	24,794	5.17	25,175	5.18
Total	$ 19,369	4.16%	$ 24,230	4.85%	$ 6,144	5.34%	$ 42,531	4.77%	$ 92,274	4.70%
eld-to-maturity:										
U.S. government and agency	$ -	-%	$ 14,993	3.91%	$ 2,032	3.81%	$ 1,994	5.75%	$ 19,019	4.09%
Municipal obligations	-	-	2,158	4.22	5,966	4.15	12,471	4.91	20,595	4.62
Corporate obligations	-	-	1,993	4.48	-	-	-	-	1,993	4.48
Total	$ -	-%	$ 19,144	4.01%	$ 7,998	4.06%	$ 14,465	5.02%	$ 41,607	4.37%

Consists of investments in the AMF Ultra Short Mortgage Fund, Access Capital Fund, and the CRA Qualified Investment Fund.

Information regarding the contractual maturities and weighted average yield of the Bank's mortgage-backed securities portfolio at September 30, 2008 is presented below.

	Amounts at September 30, 2008 Which Mature In				
	One Year or less	After One to Five Years	After Five to Ten Years	Over Ten Years	Total
	(Dollars in thousands)				
Available-for-sale:					
GinnieMae	$ -	$ -	$ 489	$ 8,838	$ 9,327
FannieMae	-	1,216	948	14,066	16,230
FreddieMac	-	-	3,546	5,180	8,726
GinnieMae Remic	-	-	-	6,095	6,095
FannieMae Remic	-	1,006	1,540	1,447	3,993
FreddieMac Remic	-	-	3,029	5,046	8,075
Federal Home Loan Bank Remic	-	1,625	-	-	1,625
Collateralized mortgage obligations	-	-	-	8,928	8,928
Total	$ -	$ 3,847	$ 9,552	$ 49,600	$ 62,999
Weighted average yield	-%	3.92%	4.56%	5.07%	4.92%
Held-to-maturity:					
GinnieMae	$ -	$ -	$ -	$ 323	$ 323
FannieMae	-	933	1,251	4,908	7,092
FreddieMac	-	3,596	2,342	1,177	7,115
FannieMae Remic	-	-	1,051	-	1,051
FreddieMac Remic	-	-	1,146	10,385	11,531
Collateralized mortgage obligations	-	-	2,630	4,055	6,685
Total	$ -	$ 4,529	$ 8,420	$ 20,848	$ 33,797
Weighted average yield	-%	3.82%	4.09%	5.07%	4.66%

Sources of Funds

General. Savings deposits obtained through the home office and branch offices have traditionally been the principal source of the Bank's funds for use in lending and for other general business purposes. The Bank also derives funds from scheduled amortizations and prepayments of outstanding loans and mortgage-backed securities and sales of securities available-for-sale. The Bank also may borrow funds from the FHLB of Pittsburgh and other sources. Borrowings generally may be used on a short-term basis to compensate for seasonal or other reductions in savings deposits or other inflows at less than projected levels, as well as on a longer-term basis to support expanded lending activities.

Deposits. The Bank's current savings deposit products include passbook savings accounts, demand deposit accounts, NOW accounts, money market deposit accounts and certificates of deposit. Terms on interest-bearing deposit accounts range from three months to ten years. Included among these savings deposit products are Individual Retirement Account ("IRA") certificates and Keogh Plan retirement certificates (collectively "retirement accounts").

The Bank's deposits are obtained primarily from residents of Allegheny and Butler Counties. The principal methods used by the Bank to attract deposit accounts include the offering of a wide variety of services and accounts, competitive interest rates and convenient office locations and service hours. Also, during fiscal 2008, the Bank joined the Certificate of Deposit Account Registry Service ("CDARS"). This service enables the Bank to provide customers with access to up to $50 million in FDIC insurance on CD investments. If a customer places a deposit using the CDARS service the deposit is divided into amounts under $100,000 and spread out among other banks that use CDARS making the full amount eligible for FDIC insurance. For this service, CDARS charges a fee ranging from 6 to 24 basis points depending on the term of the certificate. It is a deposit-gathering tool that the Bank is using to build more profitable relationships without having to pledge collateral. As of September 30, 2008 the Bank had $2.7 million of CDARS deposits.

The following table shows the distribution of, and certain other information relating to the Bank's deposits by type as for the periods indicated.

	Year Ended September 30,					
	2008		2007		2006	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)					
Checking accounts:						
Non-interest-bearing	$ 35,757	- %	$ 33,080	- %	$ 30,819	- %
Interest-bearing	42,434	0.68	39,815	0.65	41,056	0.54
Passbook and club accounts	54,930	1.10	58,221	1.10	70,133	1.12
Money market accounts	100,356	2.59	110,737	4.15	82,383	4.06
Certificate accounts	189,764	4.36	178,545	4.48	170,352	3.89
Total	$ 423,241	2.78 %	$ 420,398	3.20 %	$ 394,743	2.76 %

In recent years, the Bank has been required by market conditions to rely increasingly on short-term certificate accounts and other savings deposit alternatives that are more responsive to market interest rates than passbook accounts and regulated fixed-rate, fixed-term certificates that were historically the Bank's primary source of savings deposits. As a result of deregulation and consumer preference for shorter term, market-rate sensitive accounts, the Bank has, like most financial institutions, experienced a significant shift in savings deposits towards relatively short-term, market-rate accounts. In recent years, the Bank has been successful in attracting retirement accounts which have provided the Bank with a relatively stable source of funds. As of September 30, 2008, the Bank's total retirement funds were $46.8 million or 11.2% of its total deposits.

The Bank attempts to control the flow of savings deposits by pricing its accounts to remain generally competitive with other financial institutions in its market area, but does not necessarily seek to match the highest rates paid by competing institutions. In this regard, the senior officers of the Bank meet weekly to determine the interest rates which the Bank will offer to the general public.

Rates established by the Bank are also affected by the amount of funds needed by the Bank on both a short-term and long-term basis, alternative sources of funds and the projected level of interest rates in the future. The ability of the Bank to attract and maintain savings deposits and the Bank's cost of funds have been, and will continue to be, significantly affected by economic and competitive conditions.

Certificates of Deposits. Maturities of certificates of deposit of $100,000 or more that were outstanding as of September 30, 2008 are summarized as follows:

Maturity	Amount
	(In thousands)
3 months or less	$ 10,596
Over 3 months through 6 months	8,613
Over 6 months through 12 months	14,440
Over 12 months	6,306
Total	$ 39,955

Borrowings. The Bank is eligible to obtain advances from the FHLB of Pittsburgh upon the security of the common stock it owns in that bank, securities owned by the Bank and held in safekeeping by the FHLB and certain of its residential mortgages, provided certain standards related to credit worthiness have been met. Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. FHLB advances are generally available to meet seasonal and other withdrawals of deposit accounts and to expand lending, as well as to aid the effort of members to establish better asset and liability management through the extension of maturities of liabilities. At September 30, 2008, the Bank had $150.8 million of advances outstanding, including $118.8 million in long-term advances and $32.0 million in short-term borrowings. Original maturities of long-term debt range from three to ten years. Short-term borrowings represent overnight advances.

The Bank also, from time to time, enters into sales of securities under agreements to repurchase ("repurchase agreements"). Such repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities in the statement of financial condition. At September 30, 2008, the Bank had $104.0 million in repurchase agreements outstanding, including $9.0 million in retail repurchase agreements and $95.0 million in wholesale structured repurchase agreements.

The Bank has eight separate repurchase agreements with PNC Bank, N.A. ("PNC") and Citigroup Global Markets, Inc. ("CGMI"). Each agreement is structured as the sale of a specified amount of identified securities to the counterparty which the Bank has agreed to repurchase five to seven years after the initial sale. The underlying securities consist of various U.S. Government and agency obligations and mortgage-backed securities which continue to be carried as assets of the Bank and the Bank is entitled to receive interest and principal payments on the underlying securities. The Bank is required to post additional collateral if the market value of the securities subject to repurchase falls below 105% of principal amount. While the repurchase agreements are in effect, the Bank is required to pay interest quarterly at the rate specified in the agreement. Seven of the agreements provide an initial fixed or floating interest rate that converts to a floating or fixed rate at the end of six months to one year. The counterparty has the option of terminating the seven repurchase agreements at the conversion date and quarterly thereafter. The Bank also has one fixed rate agreement that does not convert. The counterparty may terminate this agreement at the end of six months. The counterparty may also terminate any of the repurchase agreements upon certain events of default including the Bank's failure to maintain well capitalized status. Upon termination, the Bank would be required to repurchase the securities. At September 30, 2008, the Bank had $55.0 million outstanding with PNC and $40.0 million outstanding with CGMI.

At September 30, 2008, the Company had outstanding subordinated debt in the amount of $7.7 million. The debentures were issued on September 20, 2007 and initially bore a fixed interest rate of 7.05% per annum through December 15, 2007. The rate thereafter adjusts quarterly to the three-month LIBOR plus a margin of 136 basis points. The debentures mature on December 15, 2037 and are callable in whole or in part at par on or after December 15, 2012. The Company has the right to defer payments of interest on the debentures for up to five years. The debt was issued to a Delaware statutory business trust, FB Capital Statutory Trust III, established by the Company for this purpose. The trust purchased the debentures using funds from the sale of trust preferred securities on substantially the same terms as the subordinated debt. During the second quarter of fiscal 2008, the Company entered into an interest rate swap to manage its exposure to interest rate risk. This interest rate swap transaction involved the exchange of the Company's floating rate interest rate payment on its $7.5 million in floating rate preferred securities for a fixed rate interest payment without the exchange of the underlying principal amount (see note 20 "Derivative Instrument").

The following table sets forth certain information regarding the short-term borrowings (due within one year or less) of the Bank at the dates or for the periods indicated.

	At or for the Year Ended September 30,		
	2008	2007	2006
	(Dollars in thousands)		
Retail repurchase agreements:			
Average balance outstanding	$ 9,656	$ 9,339	$ 7,146
Maximum amount outstanding at any month-end during the period	12,383	12,121	9,282
Weighted average interest rate during the period	2.57%	4.96%	4.44%
Balance outstanding at end of period	$ 9,003	$ 10,537	$ 8,638
Weighted average interest rate at end of period	1.50%	4.50%	4.99%
Federal funds purchased:			
Average balance outstanding	$ 3,765	$ 9,619	$ 3,329
Maximum amount outstanding at any month-end during the period	8,000	12,000	7,500
Weighted average interest rate during the period	3.77%	5.28%	5.11%
Balance outstanding at end of period	$ -	$ -	$ 7,500
Weighted average interest rate at end of period	-%	-%	5.41%
FHLB Repoplus Advances:			
Average balance outstanding	$ 17	$ 4,247	$ 73,111
Maximum amount outstanding at any month-end during the period	-	50,000	131,520
Weighted average interest rate during the period	2.31%	5.42%	4.60%
Balance outstanding at end of period	$ -	$ -	$ -
Weighted average interest rate at end of period	-%	-%	-%
FHLB Revolving Line of Credit:			
Average balance outstanding	$ 15,430	$ 29,427	$ 14,546
Maximum amount outstanding at any month-end during the period	52,560	79,719	73,611
Weighted average interest rate during the period	3.71%	5.33%	5.35%
Balance outstanding at end of period	$ 31,980	$ 22,760	$ 70,768
Weighted average interest rate at end of period	2.02%	5.11%	5.30%
Total average short-term borrowings	$ 28,868	$ 52,632	$ 98,132
Average interest rate of total short-term borrowings	1.91%	4.92%	5.28%

Employees

At September 30, 2008, the Company had 129 full-time and 29 part-time employees. None of these employees are represented by a collective bargaining agent, and the Company believes that it enjoys good relations with its personnel.

SUPERVISION AND REGULATION

Set forth below is a brief description of certain laws which relate to the regulation of the Company and the Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Emergency Economic Stabilization Act of 2008

In response to recent unprecedented market turmoil, the Emergency Economic Stabilization Act "EESA") was enacted on October 3, 2008. EESA authorizes the Secretary of the Treasury to purchase up to $700 billion in troubled assets from financial institutions under the Troubled Asset Relief Program or TARP. Troubled assets include residential or commercial mortgages and related instruments originated prior to March 14, 2008 and any other financial instrument that the Secretary determines, after consultation with the Chairman of the Board of Governors of the Federal Reserve System, the purchase of which is necessary to promote financial stability. If the Secretary exercises his authority under TARP, EESA directs the Secretary of Treasury to establish a program to guarantee troubled assets originated or issued prior to March 14, 2008. The Secretary is authorized to purchase up to $250 million in troubled assets immediately and up to $350 million upon certification by the President that such authority is needed. The Secretary's authority will be increased to $700 million if the President submits a written report to Congress detailing the Secretary's plans to use such authority unless Congress passes a joint resolution disapproving such amount within 15 days after receipt of the report. The Secretary's authority under TARP expires on December 31, 2009 unless the Secretary certifies to Congress that extension is necessary provided that his authority may not be extended beyond October 3, 2010.

Institutions selling assets under TARP will be required to issue warrants for common or preferred stock or senior debt to the Secretary. If the Secretary purchases troubled assets directly from an institution without a bidding process and acquires a meaningful equity or debt position in the institution as a result or acquires more than $300 million in troubled assets from an institution regardless of method, the institution will be required to meet certain standards for executive compensation and corporate governance, including a prohibition against incentives to take unnecessary and excessive risks, recovery of bonuses paid to senior executives based on materially inaccurate earnings or other statements and a prohibition against agreements for the payment of golden parachutes. Institutions that sell more than $300 million in assets under TARP auctions will not be entitled to a tax deduction for compensation in excess of $500,000 paid to its chief executive or chief financial official or any its other three most highly compensated officers. In addition, any severance paid to such officers for involuntary termination or termination in connection with a bankruptcy or receivership will be subject to the golden parachute rules under the Internal Revenue Code.

EESA increases the maximum deposit insurance amount up to $250,000 until December 31, 2009 and removes the statutory limits on the FDIC's ability to borrow from the Treasury during this period. The FDIC may not take the temporary increase in deposit insurance coverage into account when setting assessments. EESA allows financial institutions to treat any loss on the preferred stock of the Federal National Mortgage Association or Federal Home Loan Mortgage Corporation as an ordinary loss for tax purposes.

Pursuant to his authority under EESA, the Secretary of the Treasury has created the TARP Capital Purchase Plan under which the Treasury Department will invest up to $250 billion in senior preferred stock of U.S. banks and savings associations or their holding companies. Qualifying financial institutions may issue senior preferred stock with a value equal to not less than 1% of risk-weighted assets and not more than the lesser of $25 billion or 3% of risk-weighted assets. The senior preferred stock will pay dividends at the rate of 5% per annum until the fifth anniversary of the investment and thereafter at the rate of 9% per annum. The senior preferred stock may not be redeemed for three years except with the proceeds from an offering of common stock or preferred stock qualifying as Tier 1 capital in an amount equal to not less than 25% of the amount of the senior preferred. After three years, the senior preferred may be redeemed at any time in whole or in part by the financial institution. No dividends may be paid on common stock unless dividends have been paid on the senior preferred stock. Until the third anniversary of the issuance of the senior preferred, the consent of the U.S. Treasury will be required for any increase in the dividends on the common stock or for any stock repurchases unless the senior preferred has been redeemed in its entirety or the Treasury has transferred the senior preferred to third parties. The senior preferred will not have voting rights other than the right to vote as a class on the issuance of any preferred stock ranking senior, any change in its terms or any merger, exchange or similar transaction that would adversely affect its rights. The senior preferred will also have the right to elect two directors if dividends have not been paid for six periods. The senior preferred will be freely transferable and participating institutions will be required to file a shelf registration statement covering the senior preferred. The issuing institution must grant the Treasury piggyback registration rights. Prior to issuance, the financial institution and its senior executive officers must modify or terminate all benefit plans and arrangements to comply with EESA. Senior executives must also waive any claims against the Department of Treasury.

In connection with the issuance of the senior preferred, participating institutions must issue to the Secretary immediately exercisable 10-year warrants to purchase common stock with an aggregate market price equal to 15% of the amount of senior preferred. The exercise price of the warrants will equal the market price of the common stock on the date of the investment. The Secretary may only exercise or transfer one-half of the warrants prior to the earlier of December 31, 2009 or the date the issuing financial institution has received proceeds equal to the senior preferred investment from one or more offerings of common or preferred stock qualifying as Tier 1 capital. The Secretary will not exercise voting rights with respect to any shares of common stock acquired through exercise of the warrants. The financial institution must file a shelf registration statement covering the warrants and underlying common stock as soon as practicable after issuance and grant piggyback registration rights. The number of warrants will be reduced by one-half if the financial institution raises capital equal to the amount of the senior preferred through one or more offerings of common stock or preferred stock qualifying as Tier 1 capital. If the financial institution does not have sufficient authorized shares of common stock available to satisfy the warrants or their issuance otherwise requires shareholder approval, the financial institution must call a meeting of shareholders for that purpose as soon as practicable after the date of investment. The exercise price of the warrants will be reduced by 15% for each six months that lapse before shareholder approval subject to a maximum reduction of 45%.

On December 12, 2008, the Registrant entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "Purchase Agreement") with the United States Department of the Treasury ("Treasury") under the TARP Capital Purchase Program, pursuant to which the Registrant sold (i) 7,000 shares of the Registrant's Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 121,387 shares of the Registrant's common stock, par value $0.01 per share (the "Common Stock"), for an aggregate purchase price of $7.0 million in cash.

The Series B Preferred Stock will qualify as Tier 1 capital and will pay cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series B Preferred Stock may be redeemed by the Registrant after three years. Prior to the end of three years, the Series B Preferred Stock may be redeemed by the Registrant only with proceeds from the sale of qualifying equity securities of the Registrant (a "Qualified Equity Offering").

Pursuant to the terms of the Purchase Agreement, the ability of the Registrant to declare or pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of its Junior Stock (as defined below) and Parity Stock (as defined below) will be subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share ($0.14) declared on the Common Stock prior to December 12, 2008. The redemption, purchase or other acquisition of trust preferred securities of the Registrant or its affiliates also will be restricted. These restrictions will terminate on the earlier of (a) the third anniversary of the date of issuance of the Series B Preferred Stock and (b) the date on which the Series B Preferred Stock has been redeemed in whole or Treasury has transferred all of the Series B Preferred Stock to third parties. The restrictions described in this paragraph are set forth in the Purchase Agreement.

In addition, the ability of the Registrant to declare or pay dividends or distributions on, or repurchase, redeem or otherwise acquire for consideration, shares of its Junior Stock and Parity Stock will be subject to restrictions in the event that the Registrant fails to declare and pay full dividends (or declare and set aside a sum sufficient for payment thereof) on its Series B Preferred Stock.

"Junior Stock" means the Common Stock and any other class or series of stock of the Registrant the terms of which expressly provide that it ranks junior to the Series B Preferred Stock as to dividend rights and/or rights on liquidation, dissolution or winding up of the Registrant. "Parity Stock" means any class or series of stock of the Registrant the terms of which do not expressly provide that such class or series will rank senior or junior to the Series B Preferred Stock as to dividend rights and/or rights on liquidation, dissolution or winding up of the Registrant (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

The Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $8.65 per share of the Common Stock. Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

The Series B Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. Upon the request of Treasury at any time, the Registrant has agreed to promptly enter into a deposit arrangement pursuant to which the Series B Preferred Stock may be deposited and depositary shares ("Depositary Shares"), representing fractional shares of Series B Preferred Stock, may be issued. The Registrant has agreed to register the Series B Preferred Stock, the Warrant, the shares of Common Stock underlying the Warrant (the "Warrant Shares") and Depositary Shares, if any, as soon as practicable after the date of the issuance of the Series B Preferred Stock and the Warrant. Neither the Series B Preferred Stock nor the Warrant will be subject to any contractual restrictions on transfer, except that Treasury may only transfer or exercise an aggregate of one-half of the Warrant Shares prior to the earlier of the redemption of 100% of the shares of Series B Preferred Stock and December 31, 2009.

The Purchase Agreement also subjects the Registrant to certain of the executive compensation limitations included in the Emergency Economic Stabilization Act of 2008 (the "EESA"). In this connection, as a condition to the closing of the transaction, each of Messrs. Richard G. Spencer, Anthony F. Rocco and Michael A. Mooney and Ms. Sandra L. Lee and Ms. Lisa L. Griffith, the Registrant's Senior Executive Officers (as defined in the Purchase Agreement) (the "Senior Executive Officers"), (i) executed a waiver (the "Waiver") voluntarily waiving any claim against the Treasury or the Registrant for any changes to such Senior Executive Officer's compensation or benefits that are required to comply with the regulation issued by the Treasury under the TARP Capital Purchase Program as published in the Federal Register on October 20, 2008 and acknowledging that the regulation may require modification of the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements (including so-called "golden parachute" agreements) (collectively, "Benefit Plans") as they relate to the period the Treasury holds any equity or debt securities of the Registrant acquired through the TARP Capital Purchase Program; and (ii) entered into a letter agreement (the "Letter Agreement") with the Registrant amending the Benefit Plans with respect to such Senior Executive Officer as may be necessary, during the period that the Treasury owns any debt or equity securities of the Registrant acquired pursuant to the Purchase Agreement or the Warrant, as necessary to comply with Section 111(b) of the EESA.

The foregoing description of the TARP, the CPP and securities covered thereby is qualified in its entirety by reference to the Summary of Senior Preferred Terms and other information regarding the TARP and CPP published on the Department's website at www.treasury.gov and incorporated herein by reference.

Regulation of the Company

General. The Company, as a bank holding company registered under the Bank Holding Company Act of 1956, as amended, is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System and by the Pennsylvania Department of Banking. The Company is also required to file annually a report of its operations with the Federal Reserve and the Pennsylvania Department of Banking. This regulation and oversight is generally intended to ensure that the Company limits its activities to those allowed by law and that it operates in a safe and sound manner without endangering the financial health of the Bank.

Under the Bank Holding Company Act, the Company must obtain the prior approval of the Federal Reserve before it may acquire control of another bank or bank holding company, merge or consolidate with another bank holding company, acquire all or substantially all of the assets of another bank or bank holding company, or acquire direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the Company would directly or indirectly own or control more than 5% of such shares. In addition, the Company must obtain the prior approval of the Pennsylvania Department of Banking in order to acquire control of another bank located in Pennsylvania.

Federal statutes impose restrictions on the ability of a bank holding company and its nonbank subsidiaries to obtain extensions of credit from its subsidiary bank, on the subsidiary bank's investments in the stock or securities of the holding company, and on the subsidiary bank's taking of the holding company's stock or securities as collateral for loans to any borrower. A bank holding company and its subsidiaries are also prevented from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services by the subsidiary bank.

A bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve policy that a bank holding company should stand ready to use available resources to provide adequate capital to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve regulations, or both.

Non-Banking Activities. The business activities of the Company, as a bank holding company, are restricted by the Bank Holding Company Act. Under the Bank Holding Company Act and the Federal Reserve's bank holding company regulations, the Company may only engage in, or acquire or control voting securities or assets of a company engaged in, (1) banking or managing or controlling banks and other subsidiaries authorized under the Bank Holding Company Act and (2) any non-banking activity the Federal Reserve has determined to be so closely related to banking or managing or controlling banks to be a proper incident thereto. These include any incidental activities necessary to carry on those activities, as well as a lengthy list of activities that the Federal Reserve has determined to be so closely related to the business of banking as to be a proper incident thereto.

Financial Modernization. The Gramm-Leach-Bliley Act, which became effective in March 2000, permits greater affiliation among banks, securities firms, insurance companies, and other companies under a new type of financial services company known as a "financial holding company." A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The Act also permits the Federal Reserve and the Treasury Department to authorize additional activities for financial holding companies if they are "financial in nature" or "incidental" to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a "satisfactory" CRA rating. A financial holding company must provide notice to the Federal Reserve within 30 days after commencing activities previously determined by statute or by the Federal Reserve and Department of the Treasury to be permissible. The Company has not submitted notice to the Federal Reserve of our intent to be deemed a financial holding company.

Regulatory Capital Requirements. The Federal Reserve has adopted capital adequacy guidelines under which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the Bank Holding Company Act. The Federal Reserve's capital adequacy guidelines are similar to those imposed on the Bank by the FDIC. See " -- Regulation of the Bank - Regulatory Capital Requirements."

Restrictions on Dividends. The Pennsylvania Banking Code states, in part, that dividends may be declared and paid only out of accumulated net earnings and may not be declared or paid unless surplus (retained earnings) is at least equal to contributed capital. The Bank has not declared or paid any dividends that have caused its retained earnings to be reduced below the amount required. Finally, dividends may not be declared or paid if the Bank is in default in payment of any assessment due the Federal Deposit Insurance Corporation.

The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the federal prompt corrective action regulations, the Federal Reserve may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

Regulation of the Bank

General. As a Pennsylvania chartered savings bank with deposits insured by the FDIC, the Bank is subject to extensive regulation and examination by the Pennsylvania Department of Banking and by the FDIC, which insures its deposits to the maximum extent permitted by law. The federal and state laws and regulations applicable to banks regulate, among other things, the scope of their business, their investments, the reserves required to be kept against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. The laws and regulations governing the Bank generally have been promulgated to protect depositors and not for the purpose of protecting stockholders. This regulatory structure also gives the federal and state banking agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Pennsylvania Department of Banking, the FDIC or the United States Congress, could have a material impact on us and our operations.

Federal law provides the federal banking regulators, including the FDIC and the Federal Reserve, with substantial enforcement powers. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders, and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Pennsylvania Savings Bank Law. The Pennsylvania Banking Code ("Code") contains detailed provisions governing the organization, location of offices, rights and responsibilities of trustees, officers, and employees, as well as corporate powers, savings and investment operations and other aspects of the Bank and its affairs. The Code delegates extensive rule-making power and administrative discretion to the Pennsylvania Department of Banking so that the supervision and regulation of state-chartered savings banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices.

The Code also provides state-chartered savings banks with all of the powers enjoyed by federal savings and loan associations, subject to regulation by the Pennsylvania Department of Banking. The Federal Deposit Insurance Act, however, prohibits a state-chartered bank from making new investments, loans, or becoming involved in activities as principal and equity investments which are not permitted for national banks unless (1) the FDIC determines the activity or investment does not pose a significant risk of loss to the Deposit Insurance Fund and (2) the bank meets all applicable capital requirements. Accordingly, the additional operating authority provided to us by the Code is significantly restricted by the Federal Deposit Insurance Act.

Federal Deposit Insurance. The FDIC is an independent federal agency that insures the deposits, up to prescribed statutory limits, of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. Previously, the FDIC administered two separate insurance funds, the Bank Insurance Fund, which generally insured commercial bank and state savings bank deposits, and the Savings Association Insurance Fund, which generally insured savings association deposits. The Bank, which was previously a state savings association, remained a member of the Savings Association Insurance Fund and its deposit accounts are insured by the FDIC, up to prescribed limits.

Under the Federal Deposit Insurance Reform Act of 2005 (the "Reform Act"), which was signed into law on February 15, 2006: (i) the Bank Insurance Fund and the Savings Association Insurance Fund were merged into a new combined fund, called the Deposit Insurance Fund effective March 31, 2006, (ii) the current $100,000 deposit insurance coverage will be indexed for inflation (with adjustments every five years, commencing January 1, 2011); and (iii) deposit insurance coverage for retirement accounts has been increased to $250,000 per participant subject to adjustment for inflation. The FDIC has also been given greater latitude in setting the assessment rates for insured depository institutions which could be used to impose minimum assessments.

Pursuant to the Emergency Economic Stabilization Act of 2008, the maximum deposit insurance amount has been increased from $100,000 to $250,000 until December 31, 2009. On October 13, 2008, the FDIC established a Temporary Liquidity Guarantee Program under which the FDIC will fully guarantee all non-interest-bearing transaction accounts and all senior unsecured debt of insured depository institutions or their qualified holding companies issued between October 14, 2008 and June 30, 2009. Senior unsecured debt would include federal funds purchased and certificates of deposit outstanding to the credit of the bank. All eligible institutions participate in the program without cost for the first 30 days of the program. After December 5, 2008, institutions will be assessed at the rate of ten basis points for transaction account balances in excess of $250,000 and at the rate of 75 basis points of the amount of debt issued. Institutions must opt out of the Temporary Liquidity Guarantee Program by December 5, 2008 if they do not wish to participate.

The FDIC is authorized to set the reserve ratio for the Deposit Insurance Fund annually at between 1.15% and 1.50% of estimated insured deposits. If the Deposit Insurance Fund's reserves exceed the designated reserve ratio, the FDIC is required to pay out all or, if the reserve ratio is less than 1.50%, a portion of the excess as a dividend to insured depository institutions based on the percentage of insured deposits held on December 31, 1996 adjusted for subsequently paid premiums. Insured depository institutions that were in existence on December 31, 1996 and paid assessments prior to that date (or their successors) are entitled to a one-time credit against future assessments based on their past contributions to the BIF or SAIF.

Pursuant to the Reform Act, the FDIC has determined to maintain the designated reserve ratio at its current 1.25%. The FDIC has also adopted a new risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories based on their examination ratings and capital ratios.

Beginning in 2007, well-capitalized institutions with the CAMELS ratings of 1 or 2 were grouped in Risk Category I and were assessed for deposit insurance at an annual rate of between five and seven basis points with the assessment rate for an individual institution to be determined according to a formula based on a weighted average of the institution's individual CAMEL component ratings plus either five financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV will be assessed at annual rates of 10, 28 and 43 basis points, respectively. The Bank has been designated a Risk Category I institution with a resulting assessment rate of .0670%. The Bank was able to offset its deposit insurance premium for 2008 with its assessment credit. At September 30, 2008 the Bank had a remaining assessment credit of $9,000.

Due to recent bank failures, the FDIC has determined that the reserve ratio was 1.01% as of June 30, 2008. In accordance with the Reform Act, the FDIC must establish and implement a plan within 90 days to restore the reserve ratio to 1.15% within five years (subject to extension due to extraordinary circumstances). For the quarter beginning January 1, 2009, the FDIC has proposed to raise the base annual assessment rate for institutions in Risk Category I to between 12 and 14 basis points while the base annual assessment rates for institutions in Risk Categories II, III and IV would be increased to 17, 35 and 50 basis points, respectively. For the quarter beginning April 1, 2009 the FDIC has proposed to set the base annual assessment rate for institutions in Risk Category I to between 10 and 14 basis points and the base annual assessment rates for institutions in Risk Categories II, III and IV at 20, 30 and 45 basis points, respectively. An institution's assessment rate could be lowered by as much as two basis points based on the ratio of its long-term unsecured debt to deposits or, for smaller institutions by the ratio of its Tier 1 capital in excess of 15% to deposits. The assessment rate would be adjusted towards the maximum rate for Risk Category I institutions that have a high level of brokered deposits or have experienced higher levels of asset growth (other than through acquisitions) and could be increased by as much as ten basis points for institutions in Risk Categories II, III and IV whose ratio of brokered deposits to deposits exceeds 10%. An institution's base assessment rate would also be increased if an institution's ratio of secured liabilities (including FHLB advances) to deposits exceeds 15%. The maximum adjustment for secured liabilities for institutions in Risk Categories I, II, III and IV would be 7, 10, 15 and 22.5 basis points, respectively.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, an agency of the Federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. The assessment rate for 2008 is approximately .0110% of insured deposits. These assessments will continue until the Financing Corporation bonds mature in 2017.

Regulatory Capital Requirements. The FDIC has promulgated capital adequacy requirements for state-chartered banks that, like us, are not members of the Federal Reserve System. At September 30, 2008, the Bank exceeded all regulatory capital requirements and was classified as "well capitalized."

The FDIC's capital regulations establish a minimum 3% Tier 1 leverage capital requirement for the most highly rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively increases the minimum Tier 1 leverage ratio for such other banks to 4% to 5% or more. Under the FDIC's regulation, the highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System. Tier 1 or core capital is defined as the sum of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain mortgage and non-mortgage servicing assets and purchased credit card relationships.

The FDIC's regulations also require that state-chartered, non-member banks meet a risk-based capital standard. The risk-based capital standard requires the maintenance of total capital (which is defined as Tier 1 capital and supplementary (Tier 2) capital) to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item. The components of Tier 1 capital for the risk-based standards are the same as those for the leverage capital requirement. The components of supplementary (Tier 2) capital include cumulative perpetual preferred stock, mandatory subordinated debt, perpetual subordinated debt, intermediate-term preferred stock, up to 45% of unrealized gains on equity securities and a bank's allowance for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of supplementary capital that may be included in total capital is limited to 100% of Tier 1 capital.

A bank that has less than the minimum leverage capital requirement is subject to various capital plan and activities restriction requirements. The FDIC's regulations also provide that any insured depository institution with a ratio of Tier 1 capital to total assets that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act and could be subject to termination of deposit insurance.

The Bank is also subject to minimum capital requirements imposed by the Pennsylvania Department of Banking on Pennsylvania-chartered depository institutions. Under the Pennsylvania Department of Banking's capital regulations, a Pennsylvania bank or savings bank must maintain a minimum leverage ratio of Tier 1 capital (as defined under the Federal Deposit Insurance Corporation's capital regulations) to total assets of 4%. In addition, the Pennsylvania Department of Banking has the supervisory discretion to require a higher leverage ratio for any institutions based on the institution's substandard performance in any of a number of areas. The Bank was in compliance with both the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking capital requirements as of September 30, 2008.

Affiliate Transaction Restrictions. Federal laws strictly limit the ability of banks to engage in transactions with their affiliates, including their bank holding companies. Such transactions between a subsidiary bank and its parent company or the nonbank subsidiaries of the bank holding company are limited to 10% of a bank subsidiary's capital and surplus and, with respect to such parent company and all such nonbank subsidiaries, to an aggregate of 20% of the bank subsidiary's capital and surplus. Further, loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also requires that all transactions between a bank and its affiliates be on terms as favorable to the bank as transactions with non-affiliates.

Federal Home Loan Bank System. The Bank is a member of the FHLB of Pittsburgh, which is one of 12 regional Federal Home Loan Banks. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the FHLB system. It makes loans to members (i.e. advances) in accordance with policies and procedures established by the board of trustees of the FHLB.

As a member, it is required to purchase and maintain stock in the FHLB of Pittsburgh in an amount not less than 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 4.75% of its outstanding advances from the FHLB, if any, plus 0.75% of its unused borrowing capacity, whichever is greater. At September 30, 2008, the Bank was in compliance with this requirement.

Federal Reserve System. The Federal Reserve requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking and NOW accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy the liquidity requirements that are imposed by the Department. At September 30, 2008, the Bank met its reserve requirements.

Loans to One Borrower. Under Pennsylvania and federal law, Pennsylvania savings banks have, subject to certain exemptions, lending limits to one borrower in an amount equal to 15% of the institution's capital accounts. An institution's capital account includes the aggregate of all capital, surplus, undivided profits, capital securities and general reserves for loan losses. Pursuant to the national bank parity provisions of the Pennsylvania Banking Code, the Bank may also lend up to the maximum amounts permissible for national banks, which are allowed to make loans to one borrower of up to 25% of capital and surplus in certain circumstances. As of September 30, 2008, the Bank's loans-to-one borrower limitations were $7.5 million and $12.6 million, pursuant to the 15% and 25% limits, respectively, and it was in compliance with such limitations.

Item 1A. Risk Factors

Not applicable.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties.

At September 30, 2008, the Bank conducted its business from its main office in Pittsburgh, Pennsylvania and twelve full-service branch offices located in Allegheny and Butler counties. The following table sets forth certain information with respect to the offices of the Bank as of September 30, 2008.

Location Address	County	Lease Expiration Date including Lease to Own Options
Main Office		
1009 Perry Highway Pittsburgh, PA 15237	Allegheny	Own
Branch Offices:		
3300 Brighton Road Pittsburgh, PA 15212	Allegheny	Own
251 South Main Street Zelienople, PA 16063	Butler	Own
312 Beverly Road Pittsburgh, PA 15216	Allegheny	Lease 7/31/13
6000 Babcock Blvd. Pittsburgh, PA 15237	Allegheny	Lease 11/30/09
1701 Duncan Avenue Allison Park, PA 15101	Allegheny	Lease 01/31/10
4719 Liberty Avenue Pittsburgh, PA 15224	Allegheny	Own
728 Washington Road Pittsburgh, PA 15228	Allegheny	Own
2034 Penn Avenue Pittsburgh, PA 15222	Allegheny	Own
683 Lincoln Avenue Bellevue, PA 15202	Allegheny	Own
100 Broadway Street Carnegie, PA 15106	Allegheny	Own
1729 Lowrie Street Pittsburgh, PA 15212	Allegheny	Own
1339 Freedom Road Cranberry Township, PA 16066	Butler	Lease 02/28/13
Administrative Offices:		
Loan Center 1014 Perry Highway Pittsburgh, PA 15237	Allegheny	Lease 09/30/17
Operations Center 1015 Perry Highway Pittsburgh, PA 15237	Allegheny	Own

The Bank has acquired property for its 14th full service branch location in the East Liberty/Shadyside area. The branch is scheduled to open by the Spring of 2009.

Item 3. Legal Proceedings.

The Company is not involved in any legal proceedings other than legal proceedings occurring in the ordinary course of business, of which none are expected to have a material adverse effect on the Company. In the opinion of management, the aggregate amount involved in such proceedings is not material to the financial condition or results of operations of the Bank.

Items 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, and Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) ***Market for Common Equity.*** The Registrant's common stock is traded on the Nasdaq Global Market under the symbol: "FSBI". The following table sets forth the quarterly high and low sales prices for the common stock as reported on the Nasdaq Global Market for the past two fiscal years along with cash dividends declared during each quarter in the same period.

	Stock Price		Cash
Quarter Ended:	High	Low	Dividends
September 30, 2008	$ 14.20	$ 10.78	$ 0.14
June 30, 2008	15.84	12.41	0.14
March 31, 2008	17.50	13.00	0.14
December 31, 2007	16.85	13.00	0.14
September 30, 2007	17.98	14.83	0.14
June 30, 2007	19.10	17.20	0.14
March 31, 2007	19.50	17.78	0.13
December 31, 2006	19.75	18.01	0.13

As of September 30, 2008 Fidelity Bancorp, Inc. had 3,028,725 shares of stock outstanding and approximately 1,100 stockholders, including beneficial owners whose stock is held in nominee name.

(b) ***Use of Proceeds.***

There were no unregistered sales of equity securities during the quarter ended September 30, 2008.

(c) ***Issuer Purchases of Equity Securities.***

On October 19, 2005, the Company announced a stock repurchase plan for up to 5% of shares outstanding, or 147,000 shares. On October 18, 2006, and October 17, 2007, twelve-month extensions of the plan were announced. There were no repurchases of common stock during the three month period ended September 30, 2008. As of September 30, 2008, there were 116,110 shares remaining under the repurchase program. On October 21, 2008, the stock repurchase plan was discontinued.

Item 6. Selected Financial Data.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The Company reported net income of $841,000 or $0.28 per share on a diluted basis for fiscal 2008 compared to $3.7 million or $1.22 per share on a diluted basis (including an extraordinary gain of $89,000, net of tax or $.03 per diluted share) for fiscal 2007. Income from continuing operations for the year ended September 30, 2008 was $841,000 ($0.28 per diluted share) compared to $3.6 million ($1.19 per diluted share) for the prior fiscal year. The $2.9 million decrease in fiscal 2008 net income primarily reflects charges of $3.6 million for other-than-temporary impairment ("OTTI") on certain investment securities. Excluding the impairment charges of $3.6 million, net income would have been $4.2 million or $1.37 per share (diluted).

Return on average equity was 1.83% (9.03% excluding the OTTI charges) and 8.13% for fiscal years 2008 and 2007, respectively. Return on average assets was 0.12% (0.57% excluding the OTTI charges) and 0.51% for fiscal 2008 and 2007, respectively. The ratio of other expenses to average assets for fiscal 2008 was 1.77% compared to 1.73% in fiscal 2007.

Total assets of the Company totaled $727.2 million at September 30, 2008, compared to $726.6 million at September 30, 2007. Increases were noted in held to maturity securities, loans receivable, Federal Home Loan Bank stock, office premises and equipment, and other assets, partially offset by decreases in cash and cash equivalents and available for sale securities.

The operating results of the Company depend primarily upon its net interest income, which is the difference between the yield earned on its interest earning assets and the rates paid on its interest bearing liabilities (interest-rate spread) and also the relative amounts of its interest earning assets and interest bearing liabilities. For the fiscal year ended September 30, 2008, the tax-equivalent interest-rate spread increased to 2.14%, as compared to 1.82% in fiscal 2007. The ratio of average interest earning assets to average interest bearing liabilities increased to 108.91% in fiscal 2008, from 108.52% in fiscal 2007. The increase in the spread for fiscal 2008 is attributed to the average rate paid on interest-bearing liabilities decreasing more than the average yield on interest-earning assets. The Company's operating results are also affected to varying degrees by, among other things, service charges and fees, gains and losses on sales of securities and loans, impairment charges on securities, provision for loan losses, other operating income, operating expenses, and income taxes.

Critical Accounting Policies, Judgments and Estimates

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. These policies are contained in Note 1 to the consolidated financial statements.

Our accounting and reporting policies conform with U.S. generally accepted accounting principles and general practices within the financial services industry. Recent accounting pronouncements are contained in Note 1 to the consolidated financial statements. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. There can be no assurances that actual results will not differ from those estimates. If actual results are different than management's judgments and estimates, the Company's financial results could change, and such change could be material.

Allowance for Loan Losses. The Company considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The balance in the allowance for loan losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management's assumptions as to future delinquencies, recoveries and losses. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management's estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

Valuation of Goodwill. The Company assesses the impairment of goodwill at least annually, and whenever events or significant changes in circumstances indicate that the carrying value may not be recoverable. Factors that the Company considers important in determining whether to perform an impairment review include significant underperformance relative to forecasted operating results and significant negative industry or economic trends. If the Company determines that the carrying value of goodwill may not be recoverable, then the Company will assess impairment based on a projection of undiscounted future cash flows and measure the amount of impairment based on fair value.

Accounting for Stock Options. The Company adopted SFAS No. 123R as of October 1, 2005 and stock based compensation expense is reported in net income. Stock based compensation expense is reported in net income utilizing the fair-value-based method set forth in SFAS No. 123R. The fair value of each option award is estimated at the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in Note 13. Expected volatilities are based on the historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee and director terminations within the model, as well as the expected term of options granted, which represents the period of time that options granted are expected to be outstanding. Separate groups of employees and directors that have similar historical exercise behavior are considered separately for valuation purposes. Ranges result from certain groups of employees and directors exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. All of these assumptions may be susceptible to change and would impact earnings in future periods.

Securities. Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their amortized cost that are other than temporary result in writedowns of the individual securities to their estimated fair value. Such writedowns are included in earnings as realized losses. For a discussion on the determination of an other than temporary decline, please refer to Note 1 of the consolidated financial statements. The Company recognized other than temporary writedowns of $3.6 million in fiscal 2008. There were no writedowns in fiscal 2007.

Liquidity and Capital Resources

The Company has no operating business other than that of the Bank. The Company's principal liquidity needs are for the payment of dividends and the payment of interest on its outstanding subordinated debt. The Company's principal sources of liquidity are earnings on its investment securities portfolio and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends. At September 30, 2008, the Bank could pay approximately $1.9 million in dividends to the Company without prior approval from regulators.

The Bank's primary sources of funds have historically consisted of deposits, amortization and prepayments of outstanding loans and mortgage-backed securities, borrowings from the FHLB of Pittsburgh and other sources, including repurchase agreements and sales of investments. During fiscal 2008, the Bank used its capital resources primarily to meet its ongoing commitments to fund maturing savings certificates and savings withdrawals, fund existing and continuing loan commitments, and to maintain its liquidity. At September 30, 2008 the total of approved loan commitments amounted to $5.4 million and the Company had $11.3 million of undisbursed loan funds. Unfunded commitments under lines and letters of credit amounted to $64.7 million at September 30, 2008. The amount of savings certificates which are scheduled to mature in the twelve-month period ended September 30, 2009 is $142.3 million. Management believes that, by evaluation of competitive instruments and pricing in its market area, it can, in most circumstances, manage and control maturing deposits so that a substantial amount of such deposits are redeposited in the Company.

Off-Balance Sheet Arrangements

The Company is also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. The Company is not party to any off-balance sheet arrangements that are reasonably likely to have a material current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or resources.

Capital

At September 30, 2008, the Company had capital in excess of all applicable regulatory capital requirements. At September 30, 2008, the ratio of the Company's Tier 1 capital to average assets was 7.16%. The Company's ratio of Tier 1 capital to risk-weighted assets was 10.63% and its ratio of total capital to risk-weighted assets was 11.33%.

The Bank currently exceeds all regulatory capital requirements, having a leverage ratio of Tier 1 capital to total average assets of 6.52%, a ratio of Tier 1 capital to risk-weighted assets of 9.68%, and a ratio of qualifying total capital to risk-weighted assets and off-balance sheet items of 10.38% at September 30, 2008. As a result, management does not anticipate regulatory capital requirements will have a material impact on operations.

Financial Condition

The Company's assets were $727.2 million at September 30, 2008, an increase of $633,000 or 0.09% from assets at September 30, 2007. Increases were noted in held to maturity securities, loans receivable, Federal Home Loan Bank stock, office premises and equipment, and other assets, partially offset by decreases in cash and cash equivalents and available for sale securities.

Loan Portfolio

Net loans receivable increased $1.9 million or 0.4% to $460.8 million at September 30, 2008 from $458.9 million at September 30, 2007. Loans originated totaled $163.0 million in fiscal 2008, including amounts disbursed under lines of credit, versus $147.0 million in fiscal 2007. Mortgage loans originated amounted to $68.2 million, including $12.5 million originated for sale, compared to $74.7 million, including $8.3 million originated for sale, in fiscal 2008 and 2007, respectively. The Bank did not purchase any mortgage loans in fiscal 2008 or fiscal 2007. The decrease in the level of mortgage loan originations in fiscal 2008 primarily reflects a decrease in customer demand for this product in the Bank's market area. The origination of adjustable rate mortgages (ARM's) increased to $15.6 million in fiscal 2008 from $14.3 million in fiscal 2007. During fiscal 2008, the Bank continued to emphasize ARM's, since they would perform better in a rising rate environment. Primarily for asset/liability management purposes, the Company initiated a program in fiscal 2001 in which a portion of the fixed rate, single-family mortgage loans originated were sold. Gains of $143,000 were realized on these sales in fiscal 2008. Principal repayments on outstanding mortgage loans increased to $58.7 million in fiscal 2008 as compared to $51.2 million in fiscal 2007. The combination of the above factors resulted in an overall decrease in mortgage loans receivable to $335.2 million at September 30, 2008 from $339.1 million at September 30, 2007.

Other loan originations, including installment loans, commercial business loans, and disbursements under lines of credit totaled $94.8 million in fiscal 2008 versus $72.3 million in fiscal 2007. During fiscal 2008, the Bank continued to emphasize other loans, particularly home equity loans, home equity lines of credit, and commercial business loans, since they generally have shorter terms than mortgage loans and would perform better in a rising rate environment. Installment loan originations and consumer lines of credit disbursements were $22.8 million in fiscal 2008 compared to $22.3 million in fiscal 2007. Commercial business loan originations and business line of credit disbursements were $72.0 million in fiscal 2008 compared to $50.0 million in fiscal 2007. Principal repayments on other loans were $91.2 million in fiscal 2008 compared to $67.2 million in 2007. The net result of the above factors caused the balance of installment loans to decrease to $94.7 million at September 30, 2008, as compared to $95.6 million at September 30, 2007. Commercial business loans and leases were $45.5 million at September 30, 2008 versus $41.0 million at September 30, 2007.

Non-Performing Assets

The following table sets forth information regarding non-accrual loans and foreclosed real estate at the dates indicated. The table does not include $653,000 and $150,000 in loans at September 30, 2008 and 2007, respectively, that were more than 90 days past maturity but were otherwise performing in accordance with their terms. These loans represent commercial business lines of credit, which have reached their maturity dates and are in the process of renewing. The Bank did not have any loans, which were classified as troubled debt restructurings at the dates presented.

	September 30, 2008	September 30, 2007
	(Dollars in Thousands)	
Non-accrual residential real estate loans (one-to-four family)	$ 701	$ 831
Non-accrual construction, multi-family residential and commercial real estate loans	2,993	5,628
Non-accrual installment loans	676	340
Non-accrual commercial business and lease loans	1,357	1,947
Total non-performing loans	$ 5,727	$ 8,746
Total non-performing loans as a percent of net loans receivable	1.24%	1.91%
Total foreclosed real estate, net of related reserves	$ 170	$ 52
Total non-performing loans and foreclosed real estate as a percent of total assets	0.81%	1.21%

Nonperforming loans decreased to $5.7 million (1.24% of net loans receivable) at September 30, 2008 compared to $8.7 million (1.91% of net loans receivable) at September 30, 2007. The decrease in nonperforming loans is due to one commercial real estate loan that totaled $2.6 million at September 30, 2007, which was considered to be non-performing for fiscal 2007 but was subsequently cured via sale in fiscal 2008. At September 30, 2008, non-accrual loans consisted of ten 1-4 family residential real estate loans totaling $701,000, three commercial real estate loans totaling $3.0 million, twenty three installment loans totaling $676,000, and eight commercial business loans totaling $1.4 million. The largest individual non-accrual loan is a commercial real estate loan for $2.6 million.

Management has evaluated these loans and is satisfied that the allowance for loan losses at September 30, 2008 is adequate. The allowance for loan losses was $3.4 million at September 30, 2008 and $3.0 million at September 30, 2007. The balance at September 30, 2008, at 0.74% of net loans receivable and 59.8% of non-performing loans, is considered reasonable by management.

Foreclosed real estate at September 30, 2008 consists of three single-family residential real estate loans, which are located in the Bank's market area. Management believes that the carrying values of the properties at September 30, 2008 approximate their fair values less costs to sell. However, while management uses the best information available to make such determinations, future adjustments may become necessary.

Securities Available for Sale

Securities available for sale decreased $5.5 million or 3.6% to $146.7 million at September 30, 2008 from $152.2 million at September 30, 2007. These securities may be held for indefinite periods of time and are generally used as part of the Bank's asset/liability management strategy. These securities may be sold in response to changes in interest rates, prepayment rates or to meet liquidity needs. These securities consist of mortgage-backed securities, collateralized mortgage obligations, U.S. Government and Agency securities, tax-exempt municipal obligations, mutual funds, Federal Home Loan Mortgage Corporation stock, corporate obligations, trust preferred securities, and other equity securities. During fiscal 2008, the Company purchased $50.8 million of these securities and sold $6.4 million. Sales of these securities in fiscal 2008 resulted in a net pretax gain of

$26,000. The Company does not have any collateralized debt obligations or subprime mortgage-backed securities.

Securities Held to Maturity

Securities held to maturity increased $851,000 or 1.1% to $75.4 million at September 30, 2008, compared to $74.6 million at September 30, 2007. These investments are comprised of mortgage-backed securities, collateralized mortgage obligations, U.S. Government and Agency securities, tax-exempt municipal securities and corporate obligations. During fiscal 2008, the Bank purchased $26.9 million of these securities.

Deposits

Deposits decreased $17.1 million during fiscal 2008 to $416.4 million at September 30, 2008 compared to $433.6 million at September 30, 2007. The decrease in deposits in primarily attributed to decreases in money market accounts and time deposits, partially offset by increases in checking accounts and passbook accounts.

The decrease in money market accounts and time deposits is a result of competitive market pressures. Customers seek the best rate in town for these products. The increase in checking accounts reflects the increased emphasis management has placed on attracting and retaining such accounts.

Securities Sold Under Agreements To Repurchase

Securities sold under agreements to repurchase represents retail agreements and wholesale structured borrowings. Securities sold under agreement to repurchase decreased $1.5 million or 1.5% to $104.0 million at September 30, 2008, from $105.5 million at September 30, 2007. The decrease is the result of a decrease in retail agreements. During fiscal 2008 and 2007 the Company had $9.0 million and $10.5 million of retail agreements outstanding, respectively. During fiscal 2008 and 2007 the Company had $95.0 million of structured borrowings outstanding.

Short-Term Borrowings

Short-term borrowings include Federal Home Loan Bank "RepoPlus" advances, a Federal Home Loan Bank revolving line of credit, federal funds purchased, and to a much lesser extent, treasury, tax and loan notes. These borrowings increased $8.6 million to $32.3 million at September 30, 2008, from $23.6 million at September 30, 2007. The increase was a result of a decrease in deposits and an increase in loans receivable. The Bank continues to utilize short-term borrowings as both a short-term funding source and as an effective means to structure borrowings to complement asset/liability management goals.

Long-Term Debt

Long-term debt represents FHLB advances, including fixed-rate advances and "Convertible Select" advances. Long-term debt increased $14.8 million or 14.2% to $118.8 million at September 30, 2008, from $104.1 million at September 30, 2007. As noted above, the increase was a result of a decrease in deposits and an increase in loans receivable.

Subordinated Debt

Subordinated debt represents debt issued by the Company to FB Capital Statutory Trust III in conjunction with the issuance of trust preferred securities by the Trust. The debt is unsecured and ranks subordinated and junior in right of payment to all indebtedness, liabilities, and obligations of the Company. The debt is due concurrently with the trust preferred securities. Subordinated debt was $7.7 million at September 30, 2008 and 2007.

Stockholders' Equity

Stockholders' equity decreased $4.3 million or 9.3% to $42.2 million at September 30, 2008 compared to September 30, 2007. This result reflects common stock cash dividends paid of $1.7 million, and an increase in the accumulated other comprehensive loss of $4.1 million. These decreases were offset by net income of $841,000, stock options exercised of $310,000, and a related tax benefit of $27,000, stock issued under the Dividend Reinvestment Plan of $143,000, and stock based compensation of $113,000.

Certain Ratios

	Year Ended September 30,		
	2008	2007	2006
Return on average assets	0.12%	0.51%	0.59%
Return on average equity	1.83%	8.13%	9.89%
Average equity to assets ratio	6.33%	6.28%	5.96%
Dividend payout ratio	200.00%	45.90%	39.13%
Book value per share	$ 13.92	$ 15.55	$ 14.93

Results of Operations

Comparison of Fiscal Years Ended September 30, 2008 and 2007

Net income was $841,000 ($0.28 per diluted share) for the year ended September 30, 2008 compared to $3.7 million ($1.22 per diluted share) for fiscal 2007. Fiscal 2007 results include an extraordinary gain of $89,000 ($0.03 per diluted share). The gain was related to insurance proceeds received from the destructive fire at the Bank's Carnegie Branch location in October 2005. While the insurance proceeds were reinvested in the construction of the new Carnegie Branch location, the proceeds, net of the book value of the associated assets at the time of the fire, were recorded as a gain in accordance with accounting literature. There were no extraordinary items recorded in fiscal 2008. Income from continuing operations for the fiscal year ended September 30, 2008 was $841,000 ($0.28 per diluted share) compared to $3.6 million ($1.19 per diluted share) for the fiscal year ended September 30, 2007. The $2.8 million decrease in fiscal 2008 income from continuing operations primarily reflects charges of $3.6 million for other-than-temporary impairment ("OTTI") charges on certain investment securities. Excluding the impairment charges of $3.6 million, income from continuing operations would have been $4.2 million or $1.37 per share (diluted). Other factors contributing to the decrease in income from continuing operations from fiscal 2007 include, an increase in the provision for loan losses of $685,000, an increase in other expenses of $213,000, or 1.7%, and an increase in the income tax provision of $524,000, which offset an increase in net interest income of $2.1 million or 14.5%, and an increase in other income (excluding OTTI charges) of $149,000, or 4.3%.

Average Balance Sheet and Analysis of Net Interest Income

The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The average balance of loans receivable includes non-accrual loans. Average balances are based on month-end balances. The Company does not believe that the use of month-end balances has a material impact on the information presented. Interest income on tax exempt investments has been adjusted for federal income tax purposes using an assumed rate of 34%.

	Year Ended September 30,								
	2008			2007			2006		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)								
Interest-earning assets:									
Mortgage loans	$ 325,084	$ 19,361	5.96%	$ 320,415	$ 19,611	6.12%	$ 280,211	$ 16,470	5.88%
Installment loans	93,998	5,982	6.36	94,206	6,072	6.45	85,778	5,360	6.25
Commercial business and lease loans	43,476	2,889	6.64	41,096	3,116	7.58	30,555	2,609	8.54
Mortgage-backed securities	90,828	4,058	4.47	93,385	4,131	4.42	116,770	5,054	4.33
Investment securities and FHLB stock:									
Taxable	108,352	5,411	4.99	112,778	5,930	5.26	122,056	5,795	4.75
Tax-exempt[(1)]	37,452	2,399	6.40	39,631	2,523	6.37	45,431	2,938	6.47
Interest-earning deposits	1,274	29	2.25	643	33	5.12	404	35	8.66
Total interest-earning assets	700,464	40,129	5.73	702,154	41,416	5.90	681,205	38,261	5.62
Non-interest-earning assets	28,425			27,538			28,167		
Total assets	$ 728,889			$ 729,692			$ 709,372		
Interest-bearing liabilities:									
Deposits	$ 387,484	$ 11,750	3.03%	$ 387,318	$ 13,440	3.47%	$ 363,924	$ 10,894	2.99%
Short-term borrowings	23,837	740	3.10	47,901	2,356	4.92	100,368	4,707	4.69
Securities sold under agreement to repurchase	105,169	4,804	4.57	92,127	4,195	4.55	33,685	1,352	4.01
Long-term debt	118,925	5,322	4.47	109,557	5,473	5.00	124,377	5,998	4.82
Subordinated debt	7,732	451	5.83	10,112	930	9.20	10,310	863	8.37
Total interest-bearing liabilities	643,147	23,067	3.59	647,015	26,394	4.08	632,664	23,814	3.76
Non-interest bearing liabilities	39,745			37,082			34,417		
Total liabilities	682,892			684,097			667,081		
Stockholders' equity	45,997			45,595			42,291		
Total liabilities and stockholders' equity	$ 728,889			$ 729,692			$ 709,372		
Net interest income		$ 17,062			$ 15,022			$ 14,447	
Interest rate spread[(2)]			2.14%			1.82%			1.86%
Net interest margin[(3)]			2.44%			2.14%			2.12%
Ratio of average interest-earning assets to average interest-bearing liabilities			108.91%			108.52%			107.67%

(1) Interest income on tax-exempt investment securities was $1.7 million and $1.8 million and the yield was 4.46% and 4.47%, prior to adjusting for federal income tax at September 30, 2008 and 2007, respectively.

(2) Interest rate spread is the difference between the average yield on total interest-earning assets and the average cost of total interest-bearing liabilities.

(3) Net interest margin is net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The following table presents certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to (1) changes in volume (change in volume multiplied by old rate), and (2) changes in rate (change in rate multiplied by old volume). Changes in rate/volume (change in rate multiplied by change in volume) have been allocated between changes in rate and changes in volume based on the absolute values of each. Interest income on tax exempt investments has been adjusted for federal income tax purposes using a rate of 34%.

	Year Ended September 30, 2008 vs. 2007 Increase (Decrease) Due to			Year Ended September 30, 2007 vs. 2006 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)			(In thousands)		
Interest income on interest-earning assets:						
Mortgage loans	$ 286	$ (536)	$ (250)	$ 2,363	$ 778	$ 3,141
Mortgage-backed securities	(113)	40	(73)	(1,012)	89	(923)
Installment loans	(13)	(77)	(90)	540	172	712
Commercial business loans and leases	180	(407)	(227)	900	(393)	507
Investment securities and other investments	(443)	(204)	(647)	(991)	709	(282)
Total interest-earning assets	(103)	(1,184)	(1,287)	1,800	1,355	3,155
Interest expense on interest-bearing liabilities:						
Deposits	6	(1,696)	(1,690)	601	1,945	2,546
Borrowed funds	(72)	(1,086)	(1,158)	(120)	87	(33)
Subordinated debt	(219)	(260)	(479)	(17)	84	67
Total interest-bearing liabilities	(285)	(3,042)	(3,327)	464	2,116	2,580
Net change in net interest income	$ 182	$ 1,858	$ 2,040	$ 1,336	$ (761)	$ 575

Interest Income on Loans

Interest income on loans decreased by $567,000 or 2.0% to $28.2 million in fiscal 2008 from $28.8 million in fiscal 2007. The decrease reflects a decrease in the average yield earned on the loan portfolio, partially offset by an increase in the average size of the loan portfolio. The average size of the loan portfolio increased from an average balance of $455.7 million in fiscal 2007 to $462.6 million in fiscal 2008. The increase in the average balance of the loan portfolio is primarily attributed to higher levels of commercial business loan originations and business line of credit disbursements in fiscal 2008.

Interest Income on Mortgage-Backed Securities

Interest income on mortgage-backed securities decreased by $73,000 or 1.8% in fiscal 2008 as compared to fiscal 2007. The decrease reflects a decrease in the average balance of mortgage-backed securities held, partially offset by an increase in the yield earned on these securities in fiscal 2008. The average balance of mortgage-backed securities held, including mortgage-backed securities available for sale, decreased from $93.4 million in fiscal 2007 to $90.8 million in fiscal 2008. The yield earned on mortgage-backed securities is affected, to some degree, by the repayment rate of loans underlying the securities. Premiums or discounts on the securities, if any, are amortized to interest income over the life of the securities using the level yield method. During periods of falling interest rates, repayments of the loans underlying the securities generally increase, which shortens the average life of the securities and accelerates the amortization of the premium or discount. Falling rates, however, also tend to increase the market value of the securities. A rising rate environment generally causes a reduced level of loan repayments and a corresponding decrease in premium/discount amortization rates. Rising rates generally decrease the market value of the securities.

Interest Income on Investments

Interest income on investments (including those available for sale), which includes interest earning deposits with other institutions and FHLB stock, was $7.1 million in fiscal 2008, compared to $7.7 million in fiscal 2007. The fiscal 2008 results reflect both a decrease in the average balance of such investments to $147.1 million in fiscal 2008 as compared to $153.1 million in fiscal 2007 and a decrease in the average tax-equivalent yield earned in fiscal 2008 as compared to fiscal 2007.

Interest Expense on Deposits

Interest on deposits decreased $1.7 million or 12.6% to $11.8 million in fiscal 2008 from $13.4 million in fiscal 2007. The decrease reflects a decrease in the average rate paid on deposits, partially offset by an increase in the average balance of deposits.

Interest Expense on Securities Sold Under Agreement to Repurchase

Interest expense on securities sold under agreement to repurchase (including retail and structured borrowings) increased $609,000 or 14.5% to $4.8 million in fiscal 2008 compared to $4.2 million in fiscal 2007. The increase reflects both a higher level of average securities sold under agreement to repurchase in fiscal 2008 and an increase in the cost of these funds.

Interest Expense on Short-Term Borrowings

Interest expense on short-term borrowings (including FHLB "RepoPlus" advances, FHLB revolving line of credit, federal funds purchased, and treasury, tax and loan notes) decreased $1.6 million or 68.6% to $740,000 in fiscal 2008 compared to $2.4 million in fiscal 2007. The decrease reflects both a lower level of average short-term borrowing in fiscal 2008 and a decrease in the cost of these funds.

Interest Expense on Long-Term Debt

Interest expense on long-term debt (including FHLB fixed rate advances, and "Convertible Select" advances) decreased $151,000 or 2.8% to $5.3 million in fiscal 2008, compared to $5.5 million in fiscal 2007. The decrease reflects a decrease in the cost of these borrowings, partially offset by an increase in the average balance of long-term debt.

Interest Expense on Subordinated Debt

Interest on subordinated debt declined $513,000 or 55.2% to $417,000 in fiscal 2008 compared to $930,000 in fiscal 2007. The decrease reflects decreases in both the average balance and average rate paid as the result of the refinancing of the subordinated debt in September 2007. The decrease in interest expense on subordinated debt was partially offset by $34,000 in interest expense on an interest rate swap contract to hedge its interest rate exposure from the subordinated debt.

Provision for Loan Losses

The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimates of the losses inherent in the portfolio, based on a quarterly review by management of the following factors:

- historical experience
- volume
- type of lending conducted by the Bank
- industry standards
- the level and status of past due and non-performing loans
- the general economic conditions in the Bank's lending area
- other factors affecting the collectibility of the loans in its portfolio

Large groups of smaller balance homogenous loans, such as residential real estate, small commercial real estate, and home equity and consumer loans, are evaluated in the aggregate using historical loss factors and other data. Large balance and/or more complex loans, such as multi-family and commercial real estate loans may be evaluated on an individual basis and are also evaluated in the aggregate to determine adequate reserves. As individually significant loans become impaired, specific reserves are assigned to the extent of the impairment.

The provision for loan losses was $1.3 million for the fiscal year ended September 30, 2008. The provision for loan losses was $575,000 for the fiscal year ended September 30, 2007. The provisions reflect management's evaluation of the loan portfolio, current economic conditions, and other factors as described below. The allowance increased from $3.0 million at September 30, 2007 to $3.4 million at September 30, 2008. Loan charge-offs, net of recoveries, were $863,000 in fiscal 2008 compared to $465,000 in fiscal 2007. The balance of non-performing loans has decreased at September 30, 2008 compared to September 30, 2007, primarily attributed to one commercial real estate loan that was considered to be non-performing for fiscal 2007 but was subsequently cured via sale in fiscal 2008.

The allowance for loan losses is maintained at a level that represents management's best estimate of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses, which may be realized in the future, and that additional provisions for losses will not be required.

Other Income

Other income declined to $79,000 for the year ended September 30, 2008 compared to $3.5 million for the prior year, primarily because of the OTTI charges. Excluding OTTI charges, the Company's non-interest or total other income increased by $149,000 or 4.3% to $3.7 million in fiscal 2008 compared to $3.5 million in fiscal 2007 primarily due to increases in loan service charges and fees, increases in deposit service charges and fees, and increases in the gains on sales of loans, partially offset by decreases in gains on the sales of investment securities and a decrease in other operating income.

Included in non-interest income is service fee income on loans and late charges of $511,000, which increased by $141,000 in fiscal 2008. These fees were $370,000 in fiscal 2007. Fiscal 2008 results include increases in late charges collected on residential mortgage loans and commercial loans, increases in transaction fees collected on lines of credit, increases in miscellaneous fees collected on residential mortgage loans, and increases in title insurance fees, partially offset by decreases in miscellaneous fees collected on home equity and commercial loans.

The Company recorded net gains on sales of securities of $26,000 and $126,000 in fiscal 2008 and 2007, respectively. Sales during fiscal years 2008 and 2007 were made from the available-for-sale category. The sales reflected normal efforts to reposition portions of the portfolio at various times during the respective years to reflect changing economic conditions, changing market conditions, and to carry out asset/liability management strategies.

OTTI charges during fiscal 2008 amounted to $3.6 million, of which $3.3 million was recognized in the fourth quarter. The impairment charges primarily relate to the Company's holdings of Freddie Mac preferred stock and the AMF Ultra Short Mortgage Fund. A $1.3 million non-cash impairment charge on the Freddie Mac preferred stock resulted from the significant decline in the value of these securities following the announcement by the Federal Housing Finance Agency ("FHFA") that both Freddie Mac and Fannie Mae have been placed under conservatorship. Additionally, the FHFA eliminated the payment of dividends on common stock and preferred stock and assumed the powers of the Board and management of both entities. Management of the Company has deemed the impairment on the Freddie Mac stock to be other-than-temporary based upon the duration and extent to which the market value has been less than cost, the inability to forecast a recovery in market value, and other factors concerning the issuer. A $2.0 million non-cash impairment charge on the AMF Ultra Short Mortgage Fund resulted from the continuing uncertainty in spreads in the bond market for mortgage related securities. This uncertainty has negatively impacted the market value of the securities in the fund and thus the net asset value of the fund itself. Management of the Company has deemed the impairment of the fund to be other-than-temporary based upon the duration and extent to which the market value has been less than cost, the limitations placed on fund redemptions, and the inability to forecast a recovery in the market value.

Gain on sale of loans was $143,000 and $100,000 in fiscal years 2008 and 2007, respectively. The Company sells, servicing released, a portion of the fixed-rate, first mortgage residential loans it originates. This strategy allows the Company to offer competitive market rates on loans, while not retaining in its portfolio some loans that may not fit the current asset/liability strategy. In addition, such loans can generally be sold at a profit when a commitment to sell is locked in when the application is taken.

Deposit service charges and fee income was $1.5 million and $1.3 million, in fiscal 2008 and 2007, respectively. Fiscal 2008 results include an increase in the volume of fees collected for returned checks on deposit accounts and an increase in the service charges assessed on checking accounts.

Automated teller machine (ATM) fees were $714,000 and $603,000 in fiscal years 2008 and 2007, respectively. The increase in fiscal 2008 is primarily attributed to an increase in the interchange fees earned on debit card transactions.

Non-insured investment product income was $232,000 and $391,000 in fiscal years 2008 and 2007, respectively. The decrease in fiscal 2008 is primarily attributed to a decrease in the commissions earned on the sales of these products due to lower volumes of sales.

Other operating income includes miscellaneous sources of income, which consist primarily of rental income, earnings on bank-owned life insurance, fees from the sale of cashiers checks and money orders, and safe deposit box rental income. Such income amounted to $542,000 and $641,000 in fiscal 2008 and 2007, respectively. Fiscal 2008 results were attributed to a decrease in rental income and a decrease in the profit on sale of fixed assets, partially offset by an increase in earnings on bank-owned life insurance. The decrease for fiscal 2008 is also attributed to a reduction in the recoveries collected on a loss related to a check kiting fraud discovered in March 2005 attributable to one business customer. The recoveries collected for fiscal 2008 were $51,000, as compared to $72,000 for fiscal 2007.

Other Expenses

Other expenses increased $213,000 or 1.7% to $12.9 million in fiscal 2008 compared to $12.7 million in fiscal 2007 primarily due to an increase in compensation and benefits expense, an increase in service bureau expense, and an increase in other operating expenses, partially offset by a decrease in office occupancy and equipment expense, a decrease in depreciation and amortization, a decrease in the net loss on foreclosed real estate, and the absence of debt issuance costs.

Compensation, payroll taxes, and fringe benefits, the largest component of operating expenses, increased $237,000 or 3.0% to $8.0 million in fiscal 2008 compared to $7.8 million in fiscal 2007. Factors contributing to the increase in fiscal 2008 were normal salary increases, increased payroll taxes, increased retirement expenses, and increased training expenses, partially offset by lower health insurance expense and lower miscellaneous personnel expenses.

Office occupancy and equipment expense decreased $35,000 or 3.3% in fiscal 2008 compared to fiscal 2007. The decrease in fiscal 2008 reflects decreases in furniture, fixtures, and equipment expense associated with converting its data processing operations to an outsourced service bureau environment in February 2007, and a decrease in taxes paid on office buildings, partially offset by increases in rent expense, utility expense, and office repairs and maintenance expense.

Depreciation and amortization decreased $45,000 or 8.2% to $507,000 in fiscal 2008 compared to $552,000 in fiscal 2007. The decrease in depreciation reflects equipment becoming fully depreciated, partially offset by depreciation on additions in those years.

The Bank recorded net gains on the sales of foreclosed real estate of $10,000 in fiscal year 2008 versus net losses of $101,000 in fiscal year 2007. Foreclosed real estate expense was $34,000 and $43,000 in fiscal years 2008 and 2007, respectively. The results reflect the costs associated with the holding and disposition of properties including writedowns during the periods. At September 30, 2008, the Bank had three single-family residential properties classified as foreclosed real estate. For the years ended September 30, 2008 and 2007, the Bank had

$170,000 and $52,000 in foreclosed real estate, respectively.

Intangible amortization was $28,000 and $34,000 in fiscal years 2008 and 2007, respectively. The results reflect the amortization of the intangibles generated by the acquisitions of Carnegie Financial Corporation in February 2002 and First Pennsylvania Savings Association in December 2002, on an accelerated basis over ten years.

Advertising expense was $400,000 and $370,000 in fiscal years 2008 and 2007, respectively. The Company strives to market its products and services in a cost effective manner and incorporates a market segmentation strategy in its business plan to effectively manage its advertising dollars.

Professional fees were $389,000 and $295,000 in fiscal years 2008 and 2007, respectively. Professional fees include legal fees, audit fees, and supervisory examination and assessment fees. The increase in fiscal 2008 is primarily attributed to an increase in legal fees and audit fees.

Included in fiscal 2007 results is a one-time pre-tax charge of $277,000 associated with the redemption of $10 million of trust preferred securities. The $10,000,000 8.76% Floating Rate Preferred Securities were called at par in whole on September 26, 2007, and the unamortized issuance costs of $277,000 were charged to expense.

Service bureau expense amounted to $336,000 and $152,000 for fiscal years ended 2008 and 2007, respectively. The increase in fiscal 2008 is a result of the Bank converting its data processing operations from an in-house environment to an outsourced service bureau environment in February 2007. Furthermore, the Bank received a discount on service bureau fees for the first year of outsourcing, thus also contributing to the increases in the current fiscal year. The service bureau environment has reduced compensation expense and office occupancy and equipment expense.

Other operating expenses, which consist primarily of check processing costs, bank service charges, director's fees, and other administrative expenses, amounted to $2.1 million in fiscal 2008 and $2.0 million in fiscal 2007. Significant variations in fiscal 2008, compared to fiscal 2007, include increases in automobile expenses, including mileage, bank service charge expense, fees related to checking account charge offs, ATM expenses, director's fees, and organizational dues and subscriptions expense, partially offset by decreases in consulting fees, bad check charge offs, and teller cash over and short expense primarily attributed to reduced losses associated with branch robberies.

The Company anticipates a significant increase in the cost of federal deposit insurance from current levels of five to seven basis points. The FDIC has recently proposed to increase the assessment rate for the most highly rated institutions to between 12 and 14 basis points for the first quarter of 2009 and to between 10 and 14 basis points thereafter. Assessment rates could be further increased if an institution's FHLB advances exceed 15% of deposits. The FDIC has also established a program under which it fully guarantees all non-interest bearing transaction accounts and senior unsecured debt of a bank or its holding company. Institutions that did not opt out of the program by December 5, 2008 will be assessed ten basis points for non-interest bearing transaction account balances in excess of $250,000 and 75 basis points of the amount of debt issued.

Income Taxes

The Company generated taxable income and, as a consequence, recorded tax provisions of $1.4 million and $914,000 for fiscal 2008 and 2007, respectively. The effective tax rate was 63.1% and 20.1% for fiscal 2008 and 2007, respectively. The tax provision for fiscal 2008 was significantly impacted by the OTTI charges during the period, thus the effective tax rate is not meaningful. The amount of tax benefit recognized on the OTTI charges was based on the tax characteristics of each security (capital or ordinary). Those securities that are treated as capital for tax purposes have limited tax benefits recorded. On October 3, 2008, the Emergency Economic Stabilization Act was enacted which includes a provision permitting banks to recognize losses relating to FNMA and FHLMC preferred stock as an ordinary loss, thereby allowing the Company to recognize a tax benefit on the losses. Had the legislation been in effect as of September 30, 2008, and had the Company recognized the loss as an ordinary loss for the fiscal year ended September 30, 2008, the positive impact recorded would have been $491,000, or $0.16 per diluted share. The Company will recognize the additional tax benefit of $491,000 in the quarter ending December 31, 2008.

The difference between the Company's effective tax rate and the statutory rate is also attributable to the Bank's tax-exempt income. Tax-exempt income includes income earned on certain municipal investments that qualify for state and/or federal income tax exemption; income earned by the Bank's Delaware subsidiary, which is not subject to state income tax, and earnings on Bank-owned life insurance policies, which are exempt from federal taxation. State and federal tax-exempt income for fiscal 2008 was $7.7 million and $1.6 million, respectively, compared to $8.5 million and $1.6 million, respectively, for fiscal 2007.

Forward-Looking Statements

The Company may from time to time make written or oral "forward-looking statements," including statements contained in the Company's filings with the Securities and Exchange Commission, in its reports to stockholders, and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions, that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond the Company's control). The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause the Company's financial performance to differ materially from that expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System ("the FRB"); inflation; interest rate, market and monetary fluctuations; the timely development of competitive new products and services by the Company and the acceptance of such products and services by customers; the willingness of customers to substitute competitors' products and services for the Company's products and services and vice versa; laws concerning taxes, banking, securities, and insurance; technological changes; future acquisitions; the expense savings and revenue enhancements from acquisitions being less than expected; the growth and profitability of the Company's noninterest or fee income being less than expected; unanticipated regulatory or judicial proceedings; changes in consumer spending and saving habits; and the success of the Company at managing the risks involved in the foregoing. The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

Audit Committee
Fidelity Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Fidelity Bancorp, Inc. and its subsidiaries as of September 30, 2008; and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Fidelity Bancorp, Inc. for the year ended September 30, 2007, were audited by other auditors whose report, dated December 18, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity Bancorp, Inc. and subsidiaries as of September 30, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of Fidelity Bancorp, Inc.'s internal control over financial reporting as of September 30, 2008, which is included in Item 9A(T) of Form 10-K and, accordingly, we do not express an opinion thereon.

/s / S.R. Snodgrass A.C.

Wexford, PA
December 16, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Fidelity Bancorp, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying consolidated statement of financial condition of Fidelity Bancorp, Inc. and subsidiary as of September 30, 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity Bancorp, Inc. and subsidiary at September 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s / Beard Miller Company LLP

Pittsburgh, Pennsylvania
December 18, 2007

Consolidated Statements of Financial Condition

	September 30,	
	2008	2007
	(Dollars in Thousands, Except per Share Data)	
Assets		
Cash and due from banks	$ 6,701	$ 10,848
Interest bearing demand deposits with other institutions	4,071	228
Cash and Cash equivalents	10,772	11,076
Securities available for sale	146,680	152,223
Securities held to maturity, fair value 2008 $73,531; 2007 $74,010	75,404	74,553
Loans held for sale	225	169
Loans receivable, net of allowance 2008 $3,424; 2007 $3,027	460,786	458,929
Federal Home Loan Bank stock, at cost	7,943	7,102
Office premises and equipment, net	6,949	5,698
Accrued interest receivable	3,512	3,631
Goodwill	2,653	2,653
Other assets	12,286	10,543
Total Assets	$ 727,210	$ 726,577
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Non-interest bearing	$ 37,983	$ 36,367
Interest bearing	378,431	397,188
Total Deposits	416,414	433,555
Securities sold under agreement to repurchase	104,003	105,537
Short-term borrowings	32,258	23,618
Long-term debt	118,800	104,050
Subordinated debt	7,732	7,732
Advance payments by borrowers for taxes and insurance	1,483	1,451
Other liabilities	4,365	4,164
Total Liabilities	685,055	680,107
Stockholders' Equity		
Preferred stock, $0.01 par value per share; 5,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value per share; 10,000,000 shares authorized; issued 2008 3,647,854 shares; 2007 3,606,722 shares	36	36
Paid-in capital	45,931	45,338
Retained earnings	12,268	13,115
Accumulated other comprehensive loss, net of tax	(5,698)	(1,637)
Treasury stock, at cost 2008 619,129 shares; 2007 619,129 shares	(10,382)	(10,382)
Total Stockholders' Equity	42,155	46,470
Total Liabilities and Stockholders' Equity	$ 727,210	$ 726,577

See notes to consolidated financial statements.

Consolidated Statements of Income

	Years Ended September 30,	
	2008	2007
	(In Thousands, Except per Share Data)	
Interest Income:		
Loans	$ 28,232	$ 28,799
Mortgage-backed securities	4,058	4,131
Investment securities-taxable	5,411	5,930
Investment securities-tax-exempt	1,670	1,770
Other	29	33
Total Interest Income	39,400	40,663
Interest Expense:		
Deposits	11,750	13,440
Securities sold under agreement to repurchase	4,804	4,195
Short-term borrowings	740	2,356
Long-term debt	5,322	5,473
Subordinated debt	417	930
Interest rate swap contract	34	-
Total Interest Expense	23,067	26,394
Net Interest Income	16,333	14,269
Provision for Loan Losses	1,260	575
Net Interest Income after Provision for Loan Losses	15,073	13,694
Other Income:		
Loan service charges and fees	511	370
Realized gain on sales of securities, net	26	126
Impairment charge on securities	(3,572)	-
Gain on sales of loans	143	100
Deposit service charges and fees	1,483	1,271
ATM fees	714	603
Non-insured investment products	232	391
Other	542	641
Total Other Income	79	3,502
Operating Expenses:		
Compensation and benefits	8,012	7,775
Office occupancy and equipment expense	1,039	1,074
Depreciation and amortization	507	552
(Gain) loss on sales of foreclosed real estate	(10)	101
Foreclosed real estate expense	34	43
Amortization of intangible assets	28	34
Advertising	400	370
Professional fees	389	295
Debt issuance charge upon redemption	-	277
Service bureau expense	336	152
Other	2,138	1,987
Total Other Expenses	12,873	12,660
Income before Provision for Income Taxes and Extraordinary Gain	2,279	4,536
Provision for Income Taxes	1,438	914
Income before Extraordinary Gain	841	3,622
Income from Extraordinary Gain, Net of Taxes	-	89
Net Income	$ 841	$ 3,711

See notes to consolidated financial statements.

Consolidated Statements of Income (Continued)

	Years Ended September 30,			
	2008		2007	
	(In Thousands, Except per Share Data)			
Earnings per Share:				
Basic:				
Income before Extraordinary Gain	$	0.28	$	1.21
Income from Extraordinary Gain, Net of Taxes		-		0.03
Net Income	$	0.28	$	1.24
Diluted:				
Income before Extraordinary Gain	$	0.28	$	1.19
Income from Extraordinary Gain, Net of Taxes		-		0.03
Net Income	$	0.28	$	1.22

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Number of Shares Issued	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at October 1, 2006	3,569,525	$ 35	$ 44,774	$ 11,076	$ (1,485)	$ (10,205)	$ 44,195
Comprehensive income (loss):							
Net income				3,711			3,711
Comprehensive loss on investment securities, net of reclassification adjustment, net of tax					(152)		(152)
Total Comprehensive Income							3,559
Stock-based compensation expense			93				93
Stock options exercised, including tax benefit of $14	28,390	1	314				315
Cash dividends declared ($0.56 per share)				(1,672)			(1,672)
Treasury stock purchased (10,100 shares)						(177)	(177)
Sale of stock through Dividend Reinvestment Plan	8,807		157				157
Balance at September 30, 2007	3,606,722	36	45,338	13,115	(1,637)	(10,382)	46,470
Comprehensive income (loss):							
Net income				841			841
Comprehensive loss on cash flow hedges net of tax					(27)		(27)
Comprehensive loss on investment securities, net of reclassification adjustment, net of tax					(4,034)		(4,034)
Total Comprehensive Loss							(3,220)
Stock-based compensation expense			113				113
Stock options exercised, including tax benefit of $27	25,988		337				337
Restricted stock issued	5,100						
Cash dividends declared ($0.56 per share)				(1,688)			(1,688)
Sale of stock through Dividend Reinvestment Plan	10,044		143				143
Balance at September 30, 2008	3,647,854	$ 36	$ 45,931	$ 12,268	$ (5,698)	$ (10,382)	$ 42,155

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended September 30,	
	2008	2007
	(In Thousands)	
Cash Flows from Operating Activities:		
Net income	$ 841	$ 3,711
Adjustments to reconcile net income to net cash provided by operating activities:		
Income from extraordinary gain, net of taxes	-	(89)
Provision for loan losses	1,260	575
(Gain) loss on foreclosed real estate	(10)	101
Provision for depreciation and amortization	507	552
Deferred loan fee amortization	(18)	(54)
Amortization of investment and mortgage-backed securities (discounts) premiums, net	168	194
Deferred income tax provision	(79)	404
Amortization of intangibles	28	34
Net realized gains on sales of investments	(26)	(126)
Impairment charge on securities	3,572	-
Loans originated for sale	(12,513)	(8,293)
Sales of loans held for sale	12,600	8,262
Net gains on sales of loans	(143)	(100)
Decrease (increase) in interest receivable	119	(278)
Increase in interest payable	85	188
(Decrease) increase in accrued taxes	(365)	121
Noncash compensation expense related to stock benefit plans	113	93
Debt issuance charge upon redemption	-	277
Changes in other assets	835	(965)
Changes in other liabilities	328	(125)
Net Cash Provided by Operating Activities	7,302	4,482
Cash Flows from Investing Activities:		
Proceeds from sales of securities available-for-sale	6,351	9,890
Proceeds from maturities and principal repayments of securities available-for-sale	40,000	14,678
Purchases of securities available-for-sale	(50,813)	(11,409)
Proceeds from maturities and principal repayments of securities held-to-maturity	26,069	16,205
Purchases of securities held to maturity	(26,946)	(5,022)
Net increase in loans	(3,649)	(20,480)
Proceeds from sales of foreclosed real estate	442	119
Additions to office premises and equipment	(1,758)	(367)
Proceeds from insurance claim - Carnegie Branch	-	135
Proceeds from sales of office premises and equipment	-	137
Purchases of FHLB stock	(5,273)	(4,672)
Redemptions of FHLB stock	4,432	6,702
Net Cash (Used in) Provided by Investing Activities	(11,145)	5,916

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

	Years Ended September 30, 2008	2007
Cash Flows from Financing Activities:		
Net (decrease) increase in deposits	$ (17,141)	$ 19,373
Net (decrease) increase in retail repurchase agreements	(1,534)	1,899
Proceeds from structured repurchase agreements	-	20,000
Net increase (decrease) in short-term borrowings	8,640	(55,007)
Increase (decrease) in advance payments by borrowers for taxes and insurance	32	(57)
Proceeds from long-term debt	55,000	20,000
Repayments of long-term debt	(40,250)	(10,242)
Proceeds from issuance of subordinated debt	-	7,732
Redemption of subordinated debt	-	(10,310)
Cash dividends paid	(1,688)	(1,672)
Stock options exercised	310	301
Excess tax benefit realized on stock-based compensation	27	14
Proceeds from sale of stock through Dividend Reinvestment Plan	143	157
Acquisition of treasury stock	-	(177)
Net Cash Provided by (Used in) Financing Activities	3,539	(7,989)
Net (Decrease) Increase in Cash and Cash Equivalents	(304)	2,409
Cash and Cash Equivalents - Beginning	11,076	8,667
Cash and Cash Equivalents - Ending	$ 10,772	$ 11,076
Supplementary Cash Flow Information		
Interest paid on deposits and other borrowings	$ 22,982	$ 26,206
Income taxes paid	$ 1,465	$ 795
Supplemental Schedule of Noncash Investing and Financing Activities		
Transfer of loans to foreclosed real estate	$ 550	$ 57

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

Nature of Operations

Fidelity Bancorp, Inc. (the "Company") is a bank holding company organized under the Pennsylvania Business Corporation Law. It operates principally as a holding company for its wholly-owned subsidiary, Fidelity Bank, PaSB (the "Bank"), a Pennsylvania-chartered, FDIC-insured state savings bank. The Bank conducts full banking services through thirteen offices in Allegheny and Butler counties. FBIC, Inc. is a wholly-owned subsidiary of the Bank and was formed to hold and manage the Bank's fixed rate residential mortgage loan portfolio. It was incorporated in the State of Delaware in July 2000.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. Intercompany balances and transactions have been eliminated in consolidation.

Estimates

The financial statements are prepared in conformity with U.S. generally accepted accounting principles. These principles require management to make estimates and assumptions that affect reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and are of a normal, recurring nature. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, and the evaluation of other than temporary impairment of securities.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located in the greater Pittsburgh metropolitan area. Note 2 discusses the types of securities that the Company invests in. Note 3 discusses the types of lending that the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other financial institutions with original maturities of 90 days or less.

Securities

The Company classifies securities as either: (1) Securities Held to Maturity - debt securities that the Company has the positive intent and ability to hold to maturity and which are reported at cost, adjusted for amortization of premium and accretion of discount on a level yield basis; (2) Trading Securities - debt and equity securities bought and held principally for the purpose of selling them in the near term and which are reported at fair value, with unrealized gains and losses included in the current period earnings; or (3) Securities Available for Sale - debt and equity securities not classified as either securities held to maturity or trading securities and which are reported at fair value, with unrealized gains and losses, net of taxes, included as a separate component of accumulated other comprehensive income. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Interest accrual resumes when the loan is no longer 90 or more days past due and the borrower, in management's opinion, is able to meet payments as they become due.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure. A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.

Foreclosed assets initially are recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. All sales are made without recourse.

Cash Surrender Value of Bank Owned Life Insurance ("BOLI")

The Bank has purchased life insurance on the lives of certain officers of the Bank. The beneficial aspects of these life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Bank as the owner of the policies. The cash surrender value of these policies is included as an asset on the consolidated statement of financial condition, and any increases in cash surrender value are recorded as other income on the consolidated statement of income.

Office Premises and Equipment

Office premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Office buildings are depreciated over their estimated useful life of 40 years; furniture, fixtures and equipment are depreciated over their estimated useful lives, which vary between three and ten years; and land improvements are depreciated over their estimated useful life of twenty years.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Goodwill and Intangible Assets

The Company follows SFAS No. 142, "Goodwill and Other Intangible Assets" for purchased intangible assets and goodwill which is no longer amortized, but tested for impairment on an annual basis. Other acquired intangible assets with finite lives, such as purchased customer accounts, are amortized over their estimated lives. Other intangible assets are amortized using an accelerated method over estimated weighted average useful lives of ten years. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amounts of goodwill and other intangible assets may be impaired.

There were no changes in the carrying amount of goodwill for the years ended September 30, 2008 and 2007. Goodwill amounted to $2.65 million at September 30, 2008 and September 30, 2007.

Amortizable intangible assets were composed of the following:

	September 30,		
		2008	2007
	Gross Carrying Amount	Accumulated Amortization	
	(Dollars in Thousands)		
Amortizable intangible assets, acquisition of deposit accounts	$ 325	$ 270	$ 241
Aggregate amortization expense:			
For the year ended September 30, 2008	$ 29		
Estimated amortization expense:			
For the year ended September 30, 2009	$ 22		
For the year ended September 30, 2010	17		
For the year ended September 30, 2011	10		
For the year ended September 30, 2012	5		
For the year ended September 30, 2013	1		

Other Assets

Financing costs related to the Company's issuance of subordinated debt were being amortized over the life of the debentures and totaled $10,000 for the year ended September 30, 2007, with the unamortized balance included in other assets. The subordinated debt was redeemed in fiscal 2007 and the remaining unamortized finance costs as of the redemption date of $277,000 were charged to noninterest expense.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment. The Company establishes a valuation allowance for deferred tax assets in accordance with FAS No. 109 when it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on October 1, 2007. The adoption of FASB Interpretation No. 48 did not have a material effect on the financial statements and, accordingly, no unrecognized tax benefits were recorded as of September 30, 2008. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended September 30, 2008 and 2007, the Company recognized neither interest nor penalties. The Company has not recorded an accrual for the payment of interest and penalties at September 30, 2008 and 2007.

Treasury Stock

The acquisition of treasury stock is recorded under the cost method. At the date of subsequent reissue, the treasury stock is reduced by the cost of such stock on the average cost basis.

Advertising

The Company follows the policy of accruing advertising costs on a monthly basis, based on its annual budget.

Earnings per Share

Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended September 30,			
	2008		2007	
	(Dollars in Thousands, Except per Share Data)			
Basic earnings per share:				
Net income	$	841	$	3,711
Weighted average shares outstanding		3,016,442		2,982,886
Earnings per share	$	0.28	$	1.24
Diluted earnings per share:				
Net income	$	841	$	3,711
Weighted average shares outstanding		3,016,442		2,982,886
Dilutive effect of stock options		29,667		64,048
Total diluted weighted average shares outstanding		3,046,109		3,046,934
Earnings per share	$	0.28	$	1.22

Options to purchase 79,533 shares of common stock at $14.27 per share, 48,371 shares at $21.35 per share, 30,651 shares at $22.91 per share, 39,500 shares at $18.87 per share, 34,000 shares at $18.64 per share, 13,200 shares at $20.93 per share, 2,200 shares at $21.05 per share, and 2,000 shares at $19.55 per share were outstanding during 2008, but were not included in the computation of diluted EPS because to do so would have been anti-dilutive. Similarly options to purchase 2,000 shares of common stock at $19.55 per share, 2,200 shares at $21.05 per share, 30,651 shares at $22.91 per share, 49,011 shares at $21.35 per share, 13,200 shares at $20.93 per share, 39,500 shares at $18.87 per share, and 34,000 shares at $18.64 per share were outstanding during 2007, but were not included in the computation of diluted EPS because to do so would have been anti-dilutive.

Comprehensive Income

In complying with Financial Accounting Standards No. 130, "Reporting Comprehensive Income," the Company has developed the following table, which includes the tax effects of the components of other comprehensive income (loss). Other comprehensive income (loss) consists of net unrealized gains (losses) on securities available for sale and derivatives that qualify as cash flow hedges. Other comprehensive income (loss) and related tax effects for the years ended September 30 consists of:

	Years Ended September 30,	
	2008	2007
	(In Thousands)	
Net Income	$ 841	$ 3,711
Comprehensive loss on cash flow hedges net of tax of ($14) in 2008 and $0 in 2007	(27)	-
Comprehensive loss on investment securities, net of tax of ($3,284) in 2008 and ($36) in 2007	(6,374)	(69)
Reclassification adjustment on investment securities, net of tax of $1,206 in 2008 and ($43) in 2007	2,340	(83)
Total comprehensive (loss) income	$ (3,220)	$ 3,559

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

Segment Reporting

The Company acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business, and government customers. Through its branches, the Company offers a full array of commercial and retail financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Company. As such, discrete financial information is not available and segment reporting would not be meaningful.

Restrictions on Cash and Due from Bank Accounts

The Bank is required to maintain average reserve balances, in the form of cash and balances with the Federal Reserve Bank based upon deposit composition. Based on its deposit classifications in fiscal 2008 and fiscal 2007, the Bank's average reserve requirement at September 30, 2008 and 2007 was $297,000 and $317,000, respectively.

Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank System and, as a member, maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh (FHLB), at cost, in an amount not less than 1% of its outstanding home loans or 4.75% of its outstanding notes payable, if any, to the FHLB plus 0.75% of its unused borrowing capacity, whichever is greater. The stock is carried at cost.

Reclassifications

Certain amounts in the 2007 financial statements have been reclassified to conform with the 2008 presentation format. These reclassifications had no effect on stockholders' equity or net income.

New Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard ("FAS") No. 157, *Fair Value Measurements,* which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued Staff Position No. 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,* which removed leasing transactions accounted for under FAS No. 13 and related guidance from the scope of FAS No. 157. Also in February 2008, the FASB issued Staff Position No.157-2, *Partial Deferral of the Effective Date of Statement 157,* which deferred the effective date of FAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations.

In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is not active.* This FSP clarifies the application of FAS Statement No. 157, *Fair Value Measurements,* in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FAS Statement No. 154, *Accounting Changes and Error Corrections.* The disclosure provisions of Statement 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The Company is currently evaluating the impact the adoption of the FSP will have on the Company's results of operations.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115,* which provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of FAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. FAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided the entity also elects to apply the provisions of FAS No. 157, *Fair Value Measurements.* The Company is currently evaluating the impact the adoption of the standard will have on the Company's results of operations.

In December 2007, the FASB issued FAS No. 141 (revised 2007), *Business Combinations* ("FAS 141(R)"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.* FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In February 2008, the FASB issued FSP No. FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*. This FSP concludes that a transferor and transferee should not separately account for a transfer of a financial asset and a related repurchase financing unless (a) the two transactions have a valid and distinct business or economic purpose for being entered into separately and (b) the repurchase financing does not result in the initial transferor regaining control over the financial asset. The FSP is effective for financial statements issued for fiscal years beginning on or after November 15, 2008, and interim periods within those fiscal years. The adoption of this FSP is not expected to have a material effect on the Company's results of operations or financial position.

In March 2008, the FASB issued FAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*, to require enhanced disclosures about derivative instruments and hedging activities. The new standard has revised financial reporting for derivative instruments and hedging activities by requiring more transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*; and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. FAS No. 161 requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires entities to provide more information about their liquidity by requiring disclosure of derivative features that are credit risk-related. Further, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In April 2008, the FASB issued FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing assumptions about renewal or extension used in estimating the useful life of a recognized intangible asset under FAS No. 142, *Goodwill and Other Intangible Assets*. This standard is intended to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141R and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The measurement provisions of this standard will apply only to intangible assets of the Company acquired after the effective date.

In May 2008, the FASB issued FAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. FAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). FAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The Company does not expect the adoption of FAS No. 162 to have a material effect on its results of operations and financial position.

In June 2008, the FASB issued FASB Staff Position (FSP) No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, to clarify that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. A basic principle of the FSP is that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of EPS pursuant to the two-class method. The provisions of this FSP are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented (including interim financial statements, summaries of earnings, and selected financial data) are required to be adjusted retrospectively to conform with the provisions of the FSP. The adoption of this FSP is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 ("EITF 06-4"), *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company adopted EITF 06-4 on October 1, 2008 and recognized a liability for future benefits in the amount of $520,000.

Note 2 - Securities

The amortized cost and fair value of securities are as follows:

	September 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Securities Available for Sale:				
U.S. government and agency obligations	$ 19,998	$ 259	$ 32	$ 20,225
Municipal obligations	17,157	12	970	16,199
Corporate obligations	14,076	54	786	13,344
Equity securities	4,064	64	945	3,183
Mutual funds	11,729	-	85	11,644
Trust preferred securities	25,175	-	5,127	20,048
Federal Home Loan Mortgage Corp. preferred stock	75	-	-	75
Mortgage-backed securities and collateralized mortgage obligations	62,999	188	1,225	61,962
	$ 155,273	$ 577	$ 9,170	$ 146,680
Securities Held to Maturity:				
U.S. government and agency obligations	$ 19,019	$ 5	$ 146	$ 18,878
Municipal obligations	20,595	357	509	20,443
Corporate obligations	1,993	-	521	1,472
Mortgage-backed securities and collateralized mortgage obligations	33,797	57	1,116	32,738
	$ 75,404	$ 419	$ 2,292	$ 73,531

	September 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Securities Available for Sale:				
U.S. government and agency obligations	$ 26,454	$ 72	$ 164	$ 26,362
Municipal obligations	16,414	17	222	16,209
Corporate obligations	12,584	64	137	12,511
Equity securities	4,071	23	348	3,746
Mutual funds	13,324	-	413	12,911
Trust preferred securities	26,481	45	634	25,892
Federal Home Loan Mortgage Corp. preferred stock	1,408	63	76	1,395
Mortgage-backed securities and collateralized mortgage obligations	53,968	113	884	53,197
	$ 154,704	$ 397	$ 2,878	$ 152,223
Securities Held to Maturity:				
U.S. government and agency obligations	$ 16,985	$ -	$ 161	$ 16,824
Municipal obligations	21,007	497	36	21,468
Corporate obligations	3,487	5	61	3,431
Mortgage-backed securities and collateralized mortgage obligations	33,074	54	841	32,287
	$ 74,553	$ 556	$ 1,099	$ 74,010

The amortized cost and fair value of debt securities at September 30, 2008, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale		Securities Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due in one year or less	$ 3,501	$ 3,498	$ -	$ -
Due after one year through five years	28,077	27,988	23,672	22,993
Due after five years through ten years	15,696	15,495	16,418	16,066
Due after ten years	92,131	84,797	35,314	34,472
	$ 139,405	$ 131,778	$ 75,404	$ 73,531

The proceeds from the sale of securities for the years ended September 30, 2008 and 2007 were $6.4 million and $9.9 million, respectively. Gross gains of $35,000, and $193,000 and gross losses of $9,000 and $67,000 were realized on sales of securities in fiscal 2008 and 2007, respectively. In addition, losses of $3.6 million resulting from the writedown of investments in equity securities that are considered other than temporary were realized in fiscal 2008. There were no writedowns of securities during fiscal 2007. The fiscal 2008 impairment charges primarily relate to the Company's holdings of Freddie Mac preferred stock and the AMF Ultra Short Mortgage Fund. A $1.3 million non-cash impairment charge on the Freddie Mac preferred stock resulted from the significant decline in the value of these securities following the announcement by the Federal Housing Finance Agency ("FHFA") that both Freddie Mac and Fannie Mae have been placed under conservatorship. Additionally, the FHFA eliminated the payment of dividends on common stock and preferred stock and assumed the powers of the Board and management of both agencies. Management of the Company has deemed the impairment on the Freddie Mac stock to be other-than-temporary based upon the duration and extent to which the market value has been less than cost, the inability to forecast a recovery in market value, and other factors concerning the issuer. A $2.0 million non-cash impairment charge on the AMF Ultra Short Mortgage Fund resulted from the continuing uncertainty in spreads in the bond market for mortgage related securities. This uncertainty has negatively impacted the market value of the securities in the fund and thus the net asset value of the fund itself. Management of the Company has deemed the impairment of the fund to be other-than-temporary based upon the duration and extent to which the market value has been less than cost, the limitations placed on fund redemptions, and the inability to forecast a recovery in the market value.

The following tables show the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	September 30, 2008					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
Securities Available for Sale:						
U.S. government and agency obligations	$ 3,968	$ 32	$ -	$ -	$ 3,968	$ 32
Municipal obligations	15,387	970	-	-	15,387	970
Corporate obligations	7,301	686	1,893	100	9,194	786
Equity securities	1,785	608	872	337	2,657	945
Mutual funds	-	-	2,288	85	2,288	85
Trust preferred securities	5,588	1,462	14,460	3,665	20,048	5,127
Mortgage-backed securities and collateralized mortgage obligations	34,874	917	6,101	308	40,975	1,225
Securities Held to Maturity:						
U.S. government and agency obligations	14,846	146	-	-	14,846	146
Municipal obligations	8,601	509	-	-	8,601	509
Corporate obligations	813	180	659	341	1,472	521
Mortgage-backed securities and collateralized mortgage obligations	16,221	431	11,105	685	27,326	1,116
Total Temporarily Impaired Securities	$ 109,384	$ 5,941	$ 37,378	$ 5,521	$ 146,762	$ 11,462

	September 30, 2007					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
Securities Available for Sale:						
U.S. government and agency obligations	$ -	$ -	$ 20,291	$ 164	$ 20,291	$ 164
Municipal obligations	13,475	196	699	26	14,174	222
Corporate obligations	498	3	3,396	134	3,894	137
Equity securities	1,535	82	1,056	266	2,591	348
Mutual funds	-	-	12,911	413	12,911	413
Trust preferred securities	18,283	626	1,244	8	19,527	634
Federal Home Loan Mortgage Corp., preferred stock	843	76	-	-	843	76
Mortgage-backed securities and collateralized mortgage obligations	1,675	16	43,051	868	44,726	884
Securities Held to Maturity:						
U.S. government and agency obligations	1,985	7	14,839	154	16,824	161
Municipal obligations	2,143	16	2,416	20	4,559	36
Corporate obligations	-	-	2,428	61	2,428	61
Mortgage-backed securities and collateralized mortgage obligations	3,035	60	23,522	781	26,557	841
Total Temporarily Impaired Securities	$ 43,472	$ 1,082	$ 125,853	$ 2,895	$ 169,325	$ 3,977

Management evaluates securities for other than temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. There are numerous factors considered in evaluating whether a decline in market value is other than temporary. The primary factors include (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Additional factors considered in the assessment include the implied and historical volatility of the security; whether the market decline was affected by macroeconomic conditions or by specific information pertaining to an individual security; downgrades by rating agencies; changes in tax laws, regulation, or other governmental policies significantly affecting the issuer; changes in key financial indicators of the issuer (e.g. significant losses in the current year and prior years, loan covenant violations, changes in asset quality, liquidity, change in key management personnel); changes in the dividend policy of the issuer; and forecasts of economic and market or industry trends.

Unrealized losses detailed above relate primarily to U.S. Government agency, corporate obligations, trust preferred securities, and mortgage-backed securities and collateralized mortgage obligations. The Company had 151 and 129 securities in an unrealized loss position as of September 30, 2008 and 2007, respectively. In management's opinion, the decline in fair value is due to the volatility in interest rates, changes in spreads over treasuries, and certain investments falling out of favor with investors due to illiquidity in the financial markets. In light of recent price volatility, management is closely monitoring its investments in trust preferred securities, which account for $5.1 million in unrealized losses as of September 30, 2008. At September 30, 2008, these securities represent investments in 23 different trust preferred offerings with an aggregate book value of $20.0 million, of which $16.0 million had floating rates based on LIBOR at September 30, 2008. In addition to the factors mentioned above for determining whether the decline in market value is other than temporary, the analysis of each of these securities include a review of its current credit rating as compared to its credit rating at purchase;

its current collateral coverage test results; the number of issuers in each pooled trust preferred security; the number of issuers in default; the amount of principal in default; and the percent of principal in default. At September 30, 2008, all trust preferred securities were current with respect to principal and interest payments; there were no securities for which payments were deferred. In addition, all of the trust preferred securities have an investment grade rating at September 30, 2008. Due to dislocations in the credit markets broadly, and the lack of trading and new issuance in pooled trust preferred securities, market price indications generally reflect the lack of liquidity in the market rather than credit concerns. Prices on trust preferred securities were calculated using a spread model based on their current credit ratings. Based on a cash flow analysis and the current investment ratings of the securities, and because the Bank has the ability and intent to hold the investments until a recovery of fair value, which may be maturity, the Bank does not consider these assets to be other-than-temporarily impaired at September 30, 2008. However, continued price declines could result in a writedown of one or more of the trust preferred investments.

Note 3 - Loans Receivable

Loans receivable, net are summarized as follows:

	September 30,	
	2008	**2007**
	(In Thousands)	
First mortgage loans:		
Conventional:		
1-4 family dwellings	$215,940	$226,791
Multi-family dwellings	154	239
Commercial	84,074	79,206
Construction	35,099	32,902
	335,267	339,138
Less:		
Loans in process	(11,265)	(13,752)
	324,002	325,386
Consumer loans:		
Home equity	90,532	92,557
Consumer loans	1,765	640
Other	2,357	2,431
	94,654	95,628
Commercial business loans and leases:		
Commercial business loans	45,277	40,855
Commercial leases	250	98
	45,527	40,953
Less allowance for loan losses	(3,424)	(3,027)
Unearned discounts and fees	27	(11)
Loans Receivable, Net	$460,786	$458,929

Commitments to originate loans at September 30, 2008 were approximately as follows:

	Rate	Amount
	(Dollars in Thousands)	
First mortgage loans:		
Fixed rate	5.250% to 7.950%	$ 3,247
Other loans:		
Fixed rate	6.190% to 8.190%	1,038
Adjustable rate	5.000% to 7.500%	1,137
		$ 5,422

The Bank conducts its business through thirteen offices located in the greater Pittsburgh metropolitan area. At September 30, 2008 and 2007, the majority of the Bank's loan portfolio was secured by properties located in this region. The Bank does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

In the normal course of business, loans are extended to directors, executive officers, and their associates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended September 30, 2008, is as follows:

2007	Additions	Amounts Collected	2008
	(In Thousands)		
$ 2,503	$ 849	$ 504	$ 2,848

Note 4 - Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

	Years Ended September 30,	
	2008	2007
	(In Thousands)	
Balance, beginning	$ 3,027	$ 2,917
Provision for loan losses	1,260	575
Loans charged off	(947)	(522)
Recoveries	84	57
Balance, ending	$ 3,424	$ 3,027

Non-accrual loans were approximately $5,727,000 and $8,746,000 at September 30, 2008 and 2007, respectively. The foregone interest on those loans for the years ended September 30, 2008 and 2007 was $292,000 and $347,000, respectively. The amount of interest income on such loans actually included in income in the years ended September 30, 2008 and 2007 was $101,000 and $312,000, respectively. There are no commitments to lend additional funds to debtors in non-accrual status. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $653,000 and $150,000 at September 30, 2008 and 2007, respectively.

The recorded investment in loans that are considered to be impaired under SFAS No. 114 was $6,298,000 and $7,771,000 at September 30, 2008 and 2007, respectively. Included in the 2008 amount is $3,538,000 of impaired loans for which the related allowance for credit losses was $455,000 and $2,760,000 of impaired loans for which there is no allowance for credit losses. Included in the 2007 amount is $284,000 of impaired loans for which the related allowance for credit losses was $50,000 and $7,487,000 of impaired loans for which there is no allowance for credit losses. The average recorded investment in impaired loans during the fiscal years ended September 30, 2008 and 2007 was approximately $8,753,000 and $3,065,000, respectively. For the fiscal years ended September 30, 2008 and 2007, the Company recognized interest income on those impaired loans of $146,000 and $384,000, respectively, using the cash basis of income recognition.

Management believes that the allowance for losses on loans is reasonable. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments using information available to them at the time of examination.

Note 5 - Office Premises and Equipment

Office premises and equipment are summarized as follows:

	September 30,	
	2008	2007
	(In Thousands)	
Land	$ 1,756	$ 808
Office buildings	6,862	6,269
Furniture, fixtures, and equipment	2,030	2,452
Leasehold improvements	333	334
	10,981	9,863
Accumulated depreciation and amortization	(4,032)	(4,165)
	$ 6,949	$ 5,698

Depreciation expense was $507,000 and $552,000 for the years ended September 30, 2008, and 2007, respectively.

The Bank has operating leases with respect to four branch offices and the Bank's Loan Center, which expire on various dates through fiscal 2017. Lease expense amounted to $293,000 and $250,000 in fiscal years 2008 and 2007, respectively. Minimum annual lease commitments are approximately as follows (in thousands):

2009	$ 254
2010	194
2011	170
2012	170
2013	138
Thereafter	333
	$ 1,259

Note 6 - Deposits

Deposit balances are summarized as follows:

	Weighted Average Rates	September 30, 2008	September 30, 2007
		(In Thousands)	
Demand deposits	Noninterest bearing	$ 37,983	$ 36,367
Savings deposits:			
NOW accounts	0.71% in 2008 and 0.65% in 2007	42,853	42,338
Passbooks	1.11% in 2008 and 1.11% in 2007	55,892	54,773
Money market deposit accounts	2.09% in 2008 and 3.80% in 2007	97,632	108,724
		234,360	242,202
Time deposits:			
Fixed rate	Less than 1.00%	128	110
	1.00% to 2.99%	76,483	1,164
	3.00% to 4.99%	82,308	74,591
	5.00% to 6.99%	23,130	115,471
	7.00% to 8.99%	5	17
		182,054	191,353
		$ 416,414	$ 433,555

The weighted average interest rate for all deposits was 2.44% and 3.24% at September 30, 2008 and 2007, respectively. Time deposits with balances of $100,000 or more totaled $36,225,000 and $40,233,000 at September 30, 2008 and 2007, respectively. Individual Retirement Account's (IRA's) of $250,000 or more totaled $3,730,000 and $3,404,000 at September 30, 2008 and 2007, respectively.

At September 30, 2008, investment securities with a fair value of $491,000 were pledged as required to secure deposits of public funds.

The maturities of time deposits at September 30, 2008 are summarized as follows (in thousands):

2009	$ 142,312
2010	16,736
2011	4,686
2012	10,793
2013	2,660
Thereafter	4,867
	$ 182,054

Interest expense by deposit category is as follows:

	Years Ended September 30,	
	2008	2007
	(In Thousands)	
NOW accounts	$ 289	$ 258
Passbooks	610	644
Money market deposit accounts	2,592	4,594
Time deposits	8,259	7,944
	$ 11,750	$ 13,440

Note 7 - Borrowings

FHLB "RepoPlus" advances are short-term borrowings maturing within one day to one year, bear a fixed interest rate, and are subject to prepayment penalty. Although no specific collateral is required to be pledged for these borrowings, "RepoPlus" advances are secured under the blanket collateral pledge agreement. The Bank utilized $6,290,000 of "RepoPlus" advances during fiscal 2008. During fiscal 2007 the Bank utilized $50,000,000 of "RepoPlus" advances. The daily average balance during 2008 and 2007 was $17,000 and $4,247,000, respectively, and the daily average interest rate was 2.31% and 5.42%, respectively. The maximum amount outstanding at any month-end during 2008 and 2007 was $0 and $50,000,000, respectively. At September 30, 2008 and 2007, there were no "RepoPlus" advances outstanding.

The Bank has a revolving line of credit with the Federal Home Loan Bank of Pittsburgh, which carries a commitment of $125,000,000 maturing on July 16, 2010. The rate is adjusted daily by the Federal Home Loan Bank, and any borrowings on this line may be repaid at any time without penalty. The daily average balance during 2008 and 2007 was $15,430,000 and $29,427,000, respectively, and the daily average interest rate was 3.71% and 5.33%, respectively. The maximum amount outstanding at any month-end during 2008 and 2007 was $52,560,000 and $79,719,000, respectively. At September 30, 2008 and 2007 the amount outstanding on the line was $31,980,000 at an interest rate of 2.02% and $22,760,000 at an interest rate of 5.11%, respectively.

In fiscal 2008 and 2007 the Bank purchased federal funds ("fed funds") as a short-term funding source. Fed funds purchased represent unsecured borrowings from other banks and generally mature daily. The daily average balance during 2008 and 2007 was $3,765,000 and $9,619,000, respectively, and the daily average interest rate was 3.77% and 5.28%, respectively. The maximum amount outstanding at any month-end during 2008 and 2007 was $8,000,000 and $12,000,000. At September 30, 2008 and 2007, there were no fed funds outstanding.

Also included in short-term borrowings are treasury, tax and loan balances of $278,000 and $858,000 at September 30, 2008 and 2007, respectively.

Long-term debt consisted of the following:

	Interest Rate	September 30, 2008	September 30, 2007
		(In Thousands)	
Fixed Rate Advances Maturing:			
October 12, 2007	3.90%	$ -	$ 10,000
January 14, 2008	3.79	-	10,000
September 30, 2008	3.24	-	56
November 17, 2008	4.93	20,000	20,000
September 30, 2009	3.24	56	-
June 23, 2010[(1)]	3.24	39	92
November 29, 2011	4.11	10,000	-
Convertible Select Advances Maturing:			
February 20, 2008	5.48	-	10,000
December 18, 2008	5.15	10,000	10,000
January 10, 2010[(1)]	3.24	722	739
January 21, 2010[(1)]	3.23	1,550	1,588
February 8, 2010[(1)]	3.26	1,034	1,061
March 1, 2010[(1)]	3.24	1,034	1,061
March 17, 2010	6.05	20,000	20,000
March 17, 2010[(1)]	3.15	828	850
April 21, 2010[(1)]	3.12	517	529
May 19, 2010[(1)]	5.39	1,018	1,030
June 23, 2010[(1)]	3.50	213	218
August 18, 2010[(1)]	3.39	527	538
August 30, 2010	5.93	10,000	10,000
September 22, 2010[(1)]	3.42	529	541
September 22, 2010[(1)]	3.35	315	321
October 20, 2010[(1)]	3.33	418	426
November 2, 2011	4.40	5,000	5,000
January 17, 2018	2.93	15,000	-
January 23, 2018	2.29	20,000	-
Total Long-Term Debt		$ 118,800	$ 104,050

(1) Advance was obtained through an acquisition and marked-to-market at the time of acquisition. The decrease in the balance at September 30, 2008 as compared to September 30, 2007 is attributed to the amortization of the fair market value adjustment.

Contractual maturities of long-term debt at September 30, 2008 were as follows (in thousands):

Years ending September 30,	
2009	$ 30,000
2010	38,382
2011	418
2012	15,000
2013	-
Thereafter	35,000
	$ 118,800

Under a blanket collateral pledge agreement, the Bank has pledged, as collateral for advances from the FHLB of Pittsburgh, all stock in the Federal Home Loan Bank and certain other qualifying collateral, such as investment securities, mortgage-backed securities and loans, with market values equal to at least 110% of the unpaid amount of outstanding advances. The remaining maximum borrowing capacity with the FHLB of Pittsburgh at September 30, 2008 was approximately $98,117,000.

FHLB "Convertible Select" advances are long-term borrowings with terms of up to ten years, and which have a fixed rate for the first three months to five years of the term. After the fixed rate term expires, and quarterly thereafter, the FHLB may convert the advance to an adjustable rate advance at their option. If the advance is converted to an adjustable rate advance, the Bank has the option at the conversion date, and quarterly thereafter, to prepay the advance with no prepayment fee.

Note 8 - Subordinated Debt

Subordinated debt was $7,732,000 at September 30, 2008 and 2007. The Subordinated Debt represents obligations of the wholly-owned statutory business trust subsidiary (the "Trust"), which is not consolidated for financial statement purposes. The Trust was formed with initial capitalization in common stock of $232,000 and for the exclusive purpose of issuing $7,500,000 of Preferred Securities and using the total proceeds to acquire Junior Subordinated Debt Securities ("Debt Securities") issued by the Company. The Debt Securities are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities, and obligations of the Company. The Debt Securities are due concurrently with the Preferred Securities and bear the same rate of interest as the Preferred Securities. The Preferred Securities qualify as Tier 1 capital for regulatory capital purposes.

The $7,500,000 Floating Rate Preferred Securities were issued on September 20, 2007 and are callable in whole or in part at par on December 15, 2012 and quarterly thereafter, except in certain circumstances. These securities mature on December 15, 2037. These securities bear a current interest rate of 4.18% through December 14, 2008, and adjust quarterly at a rate equal to three-month LIBOR plus 1.36%. During the second quarter of fiscal 2008, the Company entered into an interest rate swap to manage its exposure to interest rate risk. This interest rate swap transaction involved the exchange of the Company's floating rate interest rate payment on its $7.5 million in floating rate preferred securities for a fixed rate interest payment without the exchange of the underlying principal amount (see note 20 "Derivative Instrument").

Note 9 - Securities Sold Under Agreements to Repurchase

The Bank enters into sales of securities under agreements to repurchase. Such repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the consolidated statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities sold under agreements to repurchase are collateralized by various securities that are either held in safekeeping by the FHLB or delivered to the broker/dealer who arranged the transaction. The fair value of such securities exceeds the value of the securities sold under agreements to repurchase.

Securities sold under agreements to repurchase included retail borrowings during fiscal 2008 and 2007. The daily average balance during 2008 and 2007 was $9,656,000 and $9,339,000, respectively, and the daily average interest rate was 2.57% and 4.96%, respectively. The maximum amount outstanding at any month-end during 2008 and 2007 was $12,383,000 and $12,121,000, respectively. At September 30, 2008 retail borrowings outstanding were $9,003,000 at a weighted average interest rate of 1.50%. There were $10,537,000 retail borrowings outstanding at a weighted average interest rate of 4.50% at September 30, 2007.

Securities underlying sales of securities under retail repurchase agreements consisted of investment securities that had an amortized cost of $12,617,000 and a fair value of $12,723,000 at September 30, 2008.

The Bank has eight separate structured repurchase agreements with PNC Bank, N.A. ("PNC") and Citigroup Global Markets, Inc. ("CGMI"). Each agreement is structured as the sale of a specified amount of identified securities to the counterparty, which the Bank has agreed to repurchase five to seven years after the initial sale. The underlying securities consist of various U.S. Government and agency obligations and mortgage-backed securities, which continue to be carried as assets of the Bank, and the Bank is entitled to receive interest and principal payments on the underlying securities. The Bank is required to post additional collateral if the market value of the securities subject to repurchase falls below 105% of principal amount. While the repurchase agreements are in effect, the Bank is required to pay interest quarterly at the rate specified in the agreement. Each of the agreements provide an initial fixed or floating interest rate that converts to a floating or fixed rate at the end of six months to one year. The Bank also has one fixed rate agreement that does not convert. The counterparty has the option of terminating the repurchase agreement at the reset date and quarterly thereafter. The counterparty may also terminate the repurchase agreement upon certain events of default including the Bank's failure to maintain well capitalized status. Upon termination, the Bank would be required to repurchase the securities. During fiscal years 2008 and 2007, the Bank had $55,000,000, of borrowings outstanding with PNC, with a weighted average maturity of 3.58 years and 4.60 years, respectively. During fiscal years 2008 and 2007 the Bank had $40,000,000, of borrowings outstanding with CGMI, with a weighted average maturity of 4.65 years and 5.63 years, respectively. Securities underlying sales of securities under structured repurchase agreements consisted of investment securities that had an amortized cost of $108,703,000 and $107,566,000 and a fair value of $107,588,000 and $106,400,000 at September 30, 2008 and 2007, respectively. The Bank's structured repurchase agreements are summarized as follows at September 30, 2008 and 2007:

	Interest Rate 2008	Interest Rate 2007	2008	2007
		(Dollars In Thousands)		
Floating to fixed rate:				
Feburaury 16, 2011	4.73 %	4.73 %	$ 10,000	$ 10,000
May 12, 2011	4.95	4.95	10,000	10,000
May 18, 2011	4.97	4.97	10,000	10,000
March 2, 2012	4.76	4.58	10,000	10,000
Fixed to floating rate:				
July 24, 2013	5.80	4.44	15,000	15,000
September 13, 2013	5.80	3.80	15,000	15,000
August 8, 2014	5.50	3.40	15,000	15,000
Fixed rate:				
August 31, 2012	4.44	4.44	10,000	10,000
Total Structured Repurchase Agreements			$ 95,000	$ 95,000

Note 10 - Financial Instruments with Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the contractual amount of the Bank's financial instrument commitments is as follows:

	September 30,	
	2008	2007
	(In Thousands)	
Commitments to grant loans	$ 5,422	$ 11,962
Unfunded commitments under lines of credit	63,269	51,947
Financial and performance standby letters of credit	1,404	651

The Bank's customers have available lines of credit as follows: consumer, both secured and unsecured, and commercial, generally secured. The amount available at September 30, 2008 and 2007 was $25,404,000 and $23,930,000, respectively, for consumer lines of credit and $37,865,000 and $28,017,000, respectively, for commercial lines of credit. The interest rate for the consumer lines of credit range from 3.99% to 9.00%, the majority of which is at variable rates. The interest rates for the commercial lines of credit are generally variable and based on prevailing market conditions at the time of funding. The Bank's customers also have available letters of credit. The amount available under these letters of credit at September 30, 2008 and 2007 was $1,404,000 and $651,000, respectively. The interest rates are generally variable and based on prevailing market conditions at the time of funding.

The Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit. Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all letters of credit, when issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of liability as of September 30, 2008 and 2007 for guarantees under standby letters of credit issued is not material.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. The collateral consists primarily of residential real estate and personal property.

The Company does not have any off-balance sheet risk at September 30, 2008, except for the commitments referenced above.

Note 11 - Income Taxes

The provision for income taxes in the consolidated statements of income consists of the following:

	Years Ended September 30,	
	2008	2007
	(In Thousands)	
Current:		
Federal	$ 1,488	$ 510
State	29	-
	1,517	510
Deferred, federal	(79)	404
	$ 1,438	$ 914

The differences between the expected and actual tax provision expressed as percentages of income before tax are as follows:

	Years Ended September 30,	
	2008	2007
Expected federal tax rate	34.0%	34.0%
Tax-exempt interest	(21.0)	(10.8)
Valuation allowance on impaired securities	52.0	-
State income tax, net of federal tax benefit	0.9	-
Other items, net	(2.8)	(3.1)
Actual Tax Rate	63.1%	20.1%

Deferred income taxes consisted of the following components:

	September 30, 2008	September 30, 2007
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 1,164	$ 1,029
Unrealized losses on securities available for sale	2,922	843
Impairment on securities	1,252	60
Office premises and equipment	74	53
Deferred compensation	468	437
Long-term debt - purchase accounting adjustments	105	173
Federal net operating loss carryforwards	41	66
State net operating loss carryforwards	483	488
AMT credit carryforward	-	90
Other	96	54
	6,605	3,293
Valuation allowance on deferred tax assets	(1,668)	(488)
Gross deferred tax assets	4,937	2,805
Deferred tax liabilities:		
Loans- purchase accounting adjustments	11	28
Intangible assets	19	28
Gross deferred tax liabilities	30	56
Net deferred tax asset	$ 4,907	$ 2,749

Net operating loss carryforwards in the amount of $73,000, obtained from acquisitions, were utilized in fiscal 2008 and 2007. The federal net operating loss carryforward of $121,000 is available to offset future taxable income through 2022. As of September 30, 2008, the Company has state net operating loss carryforwards of $7,200,000 that expire through 2018. Management does not believe that these state net operating loss carryforwards will be utilized prior to their expiration, and as such, a valuation allowance of $483,000 has been provided for them.

The tax provision for fiscal 2008 was significantly impacted by the OTTI charges during the period, thus the effective tax rate is not meaningful. The amount of tax benefit recognized on the OTTI charges was based on the tax characteristics of each security (capital or ordinary). Those securities that are treated as capital for tax purposes have limited tax benefits recorded and a valuation allowance of $1,185,000 has been provided for them. On October 3, 2008, the Emergency Economic Stabilization Act was enacted which includes a provision permitting banks to recognize losses relating to FNMA and FHLMC preferred stock as an ordinary loss, thereby allowing the Company to recognize a tax benefit on the losses. Had the legislation been in effect as of September 30, 2008, and had the Company recognized the loss as an ordinary loss for the fiscal year ended September 30, 2008; the positive impact recorded would have been $491,000, or $0.16 per diluted share. The Company will recognize the additional tax benefit in the quarter ending December 31, 2008.

Tax basis bad debt reserves established after 1987 are treated as temporary differences on which deferred income taxes have been provided. Deferred taxes are not required to be provided on tax bad debt reserves recorded in 1987 and prior years (base year bad debt reserves). Approximately $3,404,000 of the balance in retained earnings at September 30, 2008, represent base year bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. Should amounts previously claimed as a bad debt deduction be used for any purpose other than to absorb bad debts (which is not anticipated), tax liabilities will be incurred at the rate then in effect.

Note 12 - Stockholders' Equity

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Federal Reserve Board (FRB) measures capital adequacy for bank holding companies on the basis of a risk-based capital framework and a leverage ratio. The minimum ratio of total risk-based capital to risk-weighted assets is 8%. At least half of the total capital must be common stockholders' equity (not inclusive of net unrealized gains and losses on available for sale debt securities, net unrealized gains on available for sale equity securities, and net unrealized gains and losses on cash flow hedges) and perpetual preferred stock, less goodwill and other nonqualifying intangible assets (Tier 1 capital). The remainder (i.e., the Tier 2 risk-based capital) may consist of hybrid capital instruments, perpetual debt, term subordinated debt, other preferred stock and a limited amount of the allowance for loan losses. At September 30, 2008, the Company had Tier I capital as a percentage of risk-weighted assets of 10.6% and total risk-based capital as a percentage of risk-weighted assets of 11.3%.

In addition, the FRB has established minimum leverage ratio guidelines for bank holding companies. These guidelines currently provide for a minimum ratio of Tier 1 capital as a percentage of average total assets (the Leverage Ratio) of 3% for bank holding companies that meet certain criteria, including that they maintain the highest regulatory rating. The minimum leverage ratio for all other bank holding companies is 4%. At September 30, 2008, the Company had a leverage ratio of 7.2%.

The following table sets forth certain information concerning the Bank's regulatory capital at September 30, 2008 and 2007:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of September 30, 2008:						
Total capital (to risk-weighted assets)	$50,239	10.4 %	$≥38,706	≥8.0 %	$≥48,383	≥10.0 %
Tier 1 capital (to risk-weighted assets)	46,815	9.7	≥19,353	≥4.0	≥29,030	≥ 6.0
Tier 1 capital (to average assets)	46,815	6.5	≥28,716	≥4.0	≥35,895	≥ 5.0
As of September 30, 2007:						
Total capital (to risk-weighted assets)	$49,880	10.6 %	$≥37,826	≥8.0 %	$≥47,282	≥10.0 %
Tier 1 capital (to risk-weighted assets)	46,852	9.9	≥18,913	≥4.0	≥28,369	≥ 6.0
Tier 1 capital (to average assets)	46,852	6.5	≥28,747	≥4.0	≥35,934	≥ 5.0

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends, which may be paid at any date, is generally limited to the retained earnings of the Bank and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

At September 30, 2008, the Bank's retained earnings available for the payment of dividends was $1.9 million. Accordingly, $42.5 million of the Company's equity in the net assets of the Bank was restricted at September 30, 2008. Funds available for loans or advances by the Bank to the Company amounted to $5.0 million. Any such borrowing must be on terms that would be available to unaffiliated parties and must be fully collateralized in accordance with FRB regulations. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

Note 13 - Stock Option Plans

On September 30, 2008, the Company has six share-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $113,000 and $93,000 in fiscal 2008 and 2007. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $38,000 and $22,000 for fiscal 2008 and 2007.

The Company's 2005 Stock-Based Incentive Plan (the Plan), which is shareholder-approved, permits the grant of stock options and restricted stock to its employees and non-employee directors for up to 165,000 shares of common stock, of which a maximum of 55,000 may be restricted stock. Option awards are granted with an exercise price equal to the market value of the common stock on the date of grant, the options vest over a three-year period, and have a contractual term of seven years, although the Plan permits contractual terms of up to ten years. Option awards provide for accelerated vesting if there is a change in control, as defined in the Plan. Additionally, at December 31, 2007, the Company awarded 5,100 shares of restricted stock from the unallocated shares under the Plan having a market value of approximately $66,600. Compensation expense on the restricted stock awards equals the market value of the Company's stock on the grant date and will be amortized ratably over the three-year vesting period. As of September 30, 2008, 56,375 share awards, remain available to grant under the Plan, of which a maximum of 49,900 may be restricted awards.

The Company also maintains the 1997 Employee Stock Compensation Program, which was shareholder approved. At September 30, 2008, no remaining options are available for grant under this program. Option awards under this program were granted with an exercise price equal to the market value of the common stock on the date of grant, had vesting periods of from zero to two years, and had contractual terms of from seven to ten years. Option awards under this program provided for accelerated vesting if there is a change in control, as defined in the program.

The Company also maintains the 1998 Stock Compensation Program, the 2000 Stock Compensation Plan, the 2001 Stock Compensation Plan and the 2002 Stock Compensation Plan, which provided for the grant of stock options to non-employee directors. At September 30, 2008, no remaining options are available for grant under these programs. Option awards under these programs were granted with an exercise price equal to the market value of the common stock on the date of grant, were exercisable immediately, and had contractual terms of ten years.

The fair value of each option award is estimated at the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the following table. Expected volatilities are based on the historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee and director terminations within the model, as well as the expected term of options granted, which represents the period of time that options granted are expected to be outstanding. Separate groups of employees and directors that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2008	2007
Expected volatility	21%	22%
Weighted-average volatility	21%	22%
Expected dividends	4.9%	3.8%
Expected term (in years)	5.5	5.5
Risk-free rate	3.6%	4.5%

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at September 30, 2007	393,600	$ 15.51		
Granted	12,625	13.06		
Exercised	(25,988)	11.95		
Forfeited	(5,235)	15.24		
Outstanding at September 30, 2008	375,002	$ 15.68	3.8	$ 307,495
Exercisable at September 30, 2008	325,876	$ 15.44	3.6	$ 307,495

The weighted-average grant-date fair value of options granted during the fiscal years 2008 and 2007 was $1.64 and $3.31, respectively. The total intrinsic value of options (current market value less option exercise price) exercised during the fiscal years ended September 30, 2008 and 2007, was $194,000 and $272,000, respectively.

Compensation cost related to restricted stock is recognized based on the market price of the stock at the grant date over the vesting period. Compensation expense related to restricted stock was $17,000 and $0 for the fiscal years ended September 30, 2008 and 2007, respectively. The following table summarizes restricted stock awards for the fiscal years ended September 30, 2008 and 2007:

Non-vested Shares	Shares	Weighted Average Grant-Date Fair Value
Non-vested at September 30, 2007	-	$ -
Granted	5,100	13.06
Vested	-	-
Forfeited	-	-
Non-vested at September 30, 2008	5,100	$ 13.06

As of September 30, 2008, there was $124,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of shares vested during the years ended September 2008 and 2007, was $103,000 and $65,000, respectively.

Cash received from options exercised under all share-based payment arrangements for the fiscal years ended September 30, 2008 and 2007 was $311,000 and $301,000, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $27,000 and $14,000 for the fiscal years ended September 30, 2008 and 2007, respectively.

The Company has a policy of issuing shares from authorized but unissued shares to satisfy share option exercises.

Note 14 - Employee Benefit Plans

Deferred Compensation - Post-Retirement Benefits

During 1998, the Bank established a non-qualified Salary Continuation Plan covering certain officers of the Bank. The Plan is unfunded and provides benefits to participants based upon amounts stipulated in the Plan agreements for a period of 15 years from normal retirement, as defined in the respective Plan agreements. Participants vest in benefits based upon years of service from Plan initiation to normal retirement age. Expense is being accrued based on the present value of future benefits in which the participant is expected to be vested. Expense recognized under the Plan for 2008 and 2007 was approximately $169,000 and $146,000, respectively. The accrued liability under the Plan at September 30, 2008 and 2007 was approximately $1,377,000 and $1,285,000, respectively.

The Bank has entered into life insurance policies designed to offset the Bank's contractual obligation to pay preretirement death benefits and to recover the cost of providing benefits. Participants in the Plan are the insured under the policy, and the Bank is the owner and beneficiary.

Group Term Replacement Plan

The Bank has purchased life insurance policies on the lives of certain officers of the Bank. By way of separate split dollar agreements, the policy interest is divided between the Bank and the officer. The Bank owns the policy cash surrender value, including accumulated policy earnings, and the policy death benefits over and above the cash surrender value are endorsed to the employee and beneficiary. As of September 30, 2008 the cash surrender value of the bank owned life insurance was $6.1 million with a total death benefit of $12.2 million for which the Bank has a death benefit obligation to beneficiaries of certain officers of $2.0 million. Income recognized in 2008 and 2007 as a result of increased cash surrender value was approximately $224,000 and $212,000, respectively.

Employee Stock Ownership Plan

The Bank maintains a non-contributory, tax qualified Employee Stock Ownership Plan ("ESOP") for the benefit of officers and employees who have met certain eligibility requirements related to age and length of service. Each year, the Bank makes a discretionary contribution to the ESOP in cash, Company common stock or a combination of cash and Company stock. Amounts charged to compensation expense were $271,000 and $280,000 in 2008 and 2007, respectively.

Note 15 - Fair Value of Financial Instruments

FASB Statement No. 107 "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practical to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Management uses its best judgment in estimating the fair value of the Company's financial instruments, however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities.

Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The Company, in estimating its fair value disclosures for financial instruments, used the following methods and assumptions:

Cash and Due From Banks

The carrying amounts reported approximate those assets' fair value.

Interest bearing demand deposits with other institutions

The carrying amounts reported approximate those assets' fair value.

Securities

Fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. Prices on certain trust preferred securities were calculated using a spread model based on their current credit ratings when market quotes were not available.

Loans Receivable

For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans receivable were estimated using discounted cash flow analyses, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. Loans with significant collectibility concerns were fair valued on a loan-by-loan basis utilizing a discounted cash flow method or the fair market value of the underlying collateral.

Federal Home Loan Bank Stock

The carrying amounts reported approximate those assets' fair value.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable approximate their fair value.

Deposits

The fair values disclosed for demand deposits (e.g., interest bearing and noninterest bearing checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings

The carrying amounts for short-term borrowings approximate the estimated fair value of such liabilities.

Securities Sold Under Agreements to Repurchase

The fair values for securities sold under agreement to repurchase were estimated using the interest rate currently available from the party that holds the existing debt.

Subordinated Debt

Fair values for subordinated debt are estimated using a discounted cash flow calculation similar to that used in valuing fixed rate certificate of deposit liabilities.

Interest Rate Swap Contracts

Estimated fair values of interest rate swap contracts are based on quoted market prices.

Advance Payments by Borrowers for Taxes and Insurance

The fair value of the advance payments by borrowers for taxes and insurance approximated the carrying value of those commitments at those dates.

Long-Term Debt

The fair values for long-term debt were estimated using the interest rate currently available from the party that holds the existing debt.

Off-Balance Sheet Instruments

Fair values for the Company's off-balance sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The carrying amounts and fair values of the Company's financial instruments are presented in the following table:

	September 30,			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and due from banks	$ 6,701	$ 6,701	$ 10,848	$ 10,848
Interest bearing demand deposits with other institutions	4,071	4,071	228	228
Securities available for sale	146,680	146,680	152,223	152,223
Securities held to maturity	75,404	73,531	74,553	74,010
Loans receivable, net (including loans held for sale)	461,011	462,421	459,098	454,170
Federal Home Loan Bank stock	7,943	7,943	7,102	7,102
Accrued interest receivable	3,512	3,512	3,631	3,631
Financial liabilities:				
Deposits	416,414	416,689	433,555	435,289
Short-term borrowings	32,258	32,258	23,618	23,618
Securities sold under agreements to repurchase	104,003	110,871	105,537	105,340
Subordinated Debt	7,732	7,433	7,732	7,732
Interest rate swap contracts	40	40	-	-
Advance payments by borrowers for taxes and insurance	1,483	1,483	1,451	1,451
Accrued interest payable	1,265	1,265	1,184	1,184
Long-term debt	118,800	120,236	104,050	104,090
Off-balance sheet financial instruments:				
Standby letters of credit	-	-	-	-
Commitments to extend credit	-	-	-	-

Note 16 - Fidelity Bancorp, Inc. Financial Information (Parent Company Only)

Following are condensed financial statements for the parent company:

Condensed Statements of Financial Condition

	September 30, 2008		September 30, 2007	
	(In Thousands)			
Assets				
Cash	$	709	$	489
Investment in subsidiary bank		44,324		48,467
Investment in unconsolidated subsidiary trust		232		232
Securities available for sale		3,413		4,130
Other assets		1,267		901
Total Assets	$	49,945	$	54,219
Liabilities and Stockholders' Equity				
Liabilities:				
Subordinated debentures	$	7,732	$	7,732
Other liabilities		58		17
Total Liabilities		7,790		7,749
Total Stockholders' Equity		42,155		46,470
Total Liabilities and Stockholders' Equity	$	49,945	$	54,219

Condensed Statements of Income

	Years Ended September 30, 2008		Years Ended September 30, 2007	
	(In Thousands)			
Dividends from subsidiary	$	1,567	$	2,528
Interest income		229		246
Interest expense		(451)		(930)
Impairment charge on securities		(195)		-
Other income		208		207
Early extinguishment of debt		-		(277)
Other expense		(254)		(221)
Income Before Equity in Undistributed Net Income of Subsidiary and Income Taxes	$	1,104	$	1,553
Income tax benefit		169		366
(Excess of) equity in undistributed net income of subsidiary		(432)		1,792
Net Income	$	841	$	3,711

Condensed Statements of Cash Flows

	Years Ended September 30,	
	2008	2007
	(In Thousands)	
Cash Flows from Operating Activities:		
Net income	$ 841	$ 3,711
Adjustments to reconcile net income to net cash provided by operating activities:		
Excess of (equity in) undistributed earnings of subsidiary	432	(1,792)
Gain on sale of securities available for sale	(28)	(82)
Impairment charge on securities	195	-
Decrease in interest receivable	10	7
Debt issuance charge upon redemption	-	277
Other changes, net	(82)	(280)
Net Cash Provided by Operating Activities	1,368	1,841
Cash Flows from Investing Activities:		
Purchases of securities available-for-sale	(315)	(768)
Sale of securities available for sale	350	176
Maturities and principal repayments of securities available-for-sale	25	525
Investment in unconsolidated subsidiary trust	-	(232)
Liquidation of unconsolidated subsidiary trust	-	310
Net Cash Provided by Investing Activities	60	11
Cash Flows from Financing Activities:		
Proceeds from issuance of subordinated debt	-	7,732
Redemption of subordinated debt	-	(10,310)
Stock options exercised	310	301
Excess tax benefit realized on stock-based compensation	27	14
Sale of stock thorough Dividend Reinvestment Plan	143	157
Dividends paid	(1,688)	(1,672)
Acquisition of treasury stock	-	(177)
Net Cash Used in Financing Activities	(1,208)	(3,955)
Net Increase (Decrease) in Cash and Cash Equivalents	220	(2,103)
Cash and Cash Equivalents - Beginning	489	2,592
Cash and Cash Equivalents - Ending	$ 709	$ 489

Note 17 - Contingent Liabilities

The Company is subject to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, after consultation with legal counsel, the resolution of these claims will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

Note 18 – Extraordinary Gain

During the second quarter of fiscal 2007, the Bank recorded an extraordinary gain of $135,000, before taxes of $46,000, related to insurance proceeds received from the destructive fire at the Bank's Carnegie Branch location in October 2005. The insurance claim has been settled and no additional proceeds are expected to be recovered.

Note 19 – Derivative Instrument

During the second quarter of fiscal 2008, the Company entered into an interest rate swap to manage its exposure to interest rate risk. This interest rate swap transaction involved the exchange of the Company's floating rate interest rate payment on its $7.5 million in floating rate preferred securities for a fixed rate interest payment without the exchange of the underlying principal amount. Entering into interest rate derivatives potentially exposes the Company to the risk of counterparties' failure to fulfill their legal obligations including, but not limited to, potential amounts due or payable under each derivative contract. Notional principal amounts are often used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

This hedge relationship fails to qualify for the assumption of no ineffectiveness (short cut method) as defined by SFAS 133 paragraph 68. Therefore, consistent with the requirement of SFAS No. 133 paragraphs 28-35 and with the risk management objective of hedging the variability of expected future cash flows, the Company accounts for this hedge relationship as a cash flow hedge.

The cumulative change in fair value of the hedging derivative, to the extent that it is expected to be offset by the cumulative change in anticipated interest cash flows from the hedged exposure, will be deferred and reported as a component of other comprehensive income (OCI). Any hedge ineffectiveness will be charged to current earnings. Consistent with the risk management objective and the hedge accounting designation, management measured the degree of hedge effectiveness by comparing the cumulative change in anticipated interest cash flows from the hedged exposure over the hedging period to the cumulative change in anticipated cash flows from the hedging derivative. Management will utilize the "Hypothetical Derivative Method" to compute the cumulative change in anticipated interest cash flows from the hedged exposure. To the extent that the cumulative change in anticipated cash flows from the hedging derivative offsets from 80% to 125% of the cumulative change in anticipated interest cash flows from the hedged exposure, the hedge will be deemed effective. The Company will use the Hypothetical Derivative Method to measure ineffectiveness. Under this method, the calculation of ineffectiveness, as required under paragraph 30(b)(2) of SFAS No. 133, will be done by using the change in fair value of the hypothetical derivative. That is, the swap will be recorded at fair value on the balance sheet and other comprehensive income will be adjusted to an amount that reflects the lesser of either the cumulative change in fair value of the swap or the cumulative change in the fair value of the hypothetical derivative instrument. Management will determine the ineffectiveness of the hedging relationship by comparing the cumulative change in anticipated interest cash flows from the hedged exposure over the hedging period to the cumulative change in anticipated cash flows from the hedging derivative. Any difference between these two measures will be deemed hedge ineffectiveness and recorded in current earnings. As of September 30, 2008 the hedge instrument was deemed to be effective, therefore, no amounts were charged to current earnings. The Company does not expect to reclassify any hedge-related amounts from accumulated other comprehensive income (loss) to earnings over the next twelve months.

The pay fixed interest rate swap contract outstanding at September 30, 2008 is being utilized to hedge $7.5 million in floating rate preferred securities. Below is a summary of the interest rate swap contract and the terms at September 30, 2008:

(Dollars in thousands)	Notional Amount	Pay Rate	Receive Rate(*)	Maturity Date	Unrealized Gain	Unrealized Loss
Cash flow hedge	$ 7,500	5.32%	4.18%	12/15/2012	$ -	$ 40

(*) Variable receive rate based upon contract rates in effect at September 30, 2008.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

On March 19, 2008, the Registrant dismissed Beard Miller Company LLP ("BMC"), Certified Public Accountants, as the Registrant's independent public accountants, and engaged S.R. Snodgrass, A.C. ("Snodgrass") to serve as the Registrant's independent public accountants effective for the second quarter of fiscal 2008. The appointment of Snodgrass and the dismissal of BMC were approved by the Audit Committee of the Registrant's Board of Directors.

BMC performed audits of the Registrant's consolidated financial statements for the years ended September 30, 2007 and 2006. BMC's reports did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two years ended September 30, 2007 and from September 30, 2007 through March 19, 2008, there were no disagreements or reportable events between the Registrant and BMC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of BMC, would have caused them to make a reference to the subject matter of the disagreements or reportable events in connection with their reports. None of the "reportable events" described in Item 304(a)(1)(v) of Regulation S-K promulgated by the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended, have occurred during the two years ended September 30, 2007, or through March 19, 2008.

The Registrant provided BMC with a copy of the foregoing disclosures and requested that BMC furnish it with a letter addressed to the SEC stating whether or not BMC agreed with the statements made by the Registrant set forth above, and if not, stating the respects in which BMC did not agree. A copy of BMC's response is included as Exhibit 16.1.

During the two years ended September 30, 2007 through the engagement of Snodgrass as the Registrant's independent accountant, neither the Registrant nor anyone on its behalf has consulted Snodgrass with respect to any accounting or auditing issues regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the financial statements, or any matter that was either the subject of a disagreement with BMC on accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of BMC, would have caused BMC to make reference to the matter in their report, or a "reportable event" as described in Item 304(a)(1)(v) of the Regulation S-K promulgated by the SEC.

Item 9A(T). Controls and Procedures.

Evaluation of disclosure controls and procedures. The Company's management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures, as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Changes in internal control over financial reporting. There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the board of directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or because of declines in the degree of compliance with the policies or procedures.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2008. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

As of September 30, 2008, based on management's assessment, the Company's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

/s/ Richard G. Spencer
Richard G. Spencer
Chief Executive Officer

/s/ Lisa L. Griffith
Lisa L. Griffith
Chief Financial Officer

Date: December 23, 2008

Item 9B. Other Information.

Not applicable.

Part III

Item 10. Directors, Executive Officers, and Corporate Governance.

The information contained under the sections captioned "Section 16(a) Beneficial Ownership Reporting Compliance", "Proposal I -- Election of Directors", and "Corporate Governance" in the Company's definitive Proxy Statement for the 2009 Annual Meeting of Stockholders are incorporated herein by reference.

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company's Code of Ethics is filed as Exhibit 14 to this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information contained under the sections captioned "Compensation Discussion and Analysis" – "Executive Compensation" and "Director Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

(a) Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the Section captioned "Principal Holders of Our Common Stock" in the Proxy Statement.

(b) Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned "Proposal I -- Election of Directors" in the Proxy Statement.

(c) Changes in Control

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Securities Authorized for Issuance Under Equity Compensation Plans

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders: Employees Stock Compensation Programs and Directors Stock Option Plan	298,061	$ 16.13	56,375
Equity compensation plans not approved by security holders: Directors Stock Compensation Program/Plans[1]	76,941	13.94	-
Total	375,002	$ 15.68	56,375

[1] Pursuant to the 2002 Stock Compensation Plan and 2001 Stock Compensation Plan, shares were reserved for issuance pursuant to options granted to eligible persons. The plans provided for automatic grants of options to directors on December 31 of each year in specified amounts. No additional options may be granted under these plans.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required by this item is incorporated herein by reference to the sections captioned " Related Party Transactions" and "Corporate Governance" of the Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information called for by this item is incorporated herein by reference to the section entitled "Independent Registered Public Accounting Firm" in the Proxy Statement.

Part IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report on Form 10-K.

1. Financial Statements

   The financial statements are set forth under Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

   None.

3. Exhibits

The following exhibits are filed with this Annual Report on Form 10-K or incorporated by reference herein:

3.1	Articles of Incorporation (1)
3.2	Amended and Restated Bylaws (14)
3.3	Statement with Respect to Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B (17)
4.1	Common Stock Certificate (1)
4.2	Rights Agreement, dated as of March 31, 2003 by and between Fidelity Bancorp, Inc. and Registrar and Transfer Company (3)
4.3	Amendment No. 1 to Rights Agreement (4)
4.4 *	Indenture, dated as of September 20, 2007, between Fidelity Bancorp, Inc. and Wilmington Trust Company
4.5 *	Amended and Restated Declaration of Trust, dated as of September 20, 2007, by and among Wilmington Trust Company as Institutional Trustee, Fidelity Bancorp, Inc., as Sponsor and Richard G. Spencer, Lisa L. Griffith, and Michael A. Mooney as Administrators
4.6 *	Guarantee Agreement, as dated as of September 20, 2007, by and between Fidelity Bancorp, Inc. and Wilmington Trust Company
4.7	Form of Certificate for the Series B Preferred Stock (17)
4.8	Warrant for Purchase of Shares of Common Stock (17)
10.1 **	Employee Stock Ownership Plan, as amended (1)
10.4 **	1997 Employee Stock Compensation Program (6)
10.6 **	1998 Group Term Replacement Plan (7)
10.7 **	1998 Salary Continuation Plan Agreement by and between W.L. Windisch, the Company and the Bank (7)
10.8 **	1998 Salary Continuation Plan Agreement by and between R.G. Spencer, the Company and the Bank (7)
10.9 **	1998 Salary Continuation Plan Agreement by and between M.A. Mooney, the Company and the Bank (7)
10.10 **	Salary Continuation Agreement with Lisa L. Griffith (2)
10.11 **	1998 Stock Compensation Plan (8)
10.12 **	2000 Stock Compensation Plan (9)
10.13 **	2001 Stock Compensation Plan (10)
10.14 **	2002 Stock Compensation Plan (11)
10.15 **	2005 Stock-Based Incentive Plan (12)
10.16 **	Form of Directors Indemnification Agreement (13)
10.17 **	Employment Agreement, dated January 1, 2002, between Fidelity Bancorp, Inc. and Fidelity Bank, PaSB and Richard G. Spencer (14)
10.18 **	Employment Agreement, dated January 1, 2000, between Fidelity Bancorp, Inc. and Fidelity Bank, PaSB and Michael A. Mooney (14)
10.19 **	Severance Agreement, dated February 10, 2004, between Fidelity Bank, PaSB and Lisa L. Griffith (14)
10.20 **	Severance Agreement, dated December 19, 1997, between Fidelity Bank, PaSB and Anthony F. Rocco (14)
10.21 **	Severance Agreement, dated December 19, 1997, between Fidelity Bank, PaSB and Sandra L. Lee (14)
10.22	Letter Agreement, dated December 12, 2008, between Fidelity Bancorp, Inc. and United States Department of the Treasury, with respect to the issuance and sale of the Series B Preferred Stock and the Warrant (17)

10.23	Form of Waiver, executed by each of Messrs. Spencer, Rocco, and Mooney and Ms. Lee and Ms. Griffith (17)
10.24	Form of Letter Agreement, executed by each of Messrs. Spencer, Rocco, and Mooney and Ms. Lee and Ms. Griffith (17)
14	Code of Ethics (2)
16.1	Letter of concurrence regarding change in certifying accountant (15)
20.1	Dividend Reinvestment Plan (16)
21	Subsidiaries
23.1	Consent of S.R. Snodgrass A.C.
23.2	Consent of Beard Miller Company LLP
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32	Section 1350 Certification

* Not filed in accordance with the provisions of Item 601(b)(4)(iii) of Regulation S-K. The Company agrees to provide a copy of these documents to the Commission upon request.

** Management contract or compensatory plan or arrangement.

(1) Incorporated by reference from the exhibits attached to the Prospectus and Proxy Statement of the Company included in its Registration Statement on Form S-4 (SEC File No. 33-55384) filed with the SEC on December 3, 1992 (the "Registration Statement").

(2) Incorporated by reference from the identically numbered exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

(3) Incorporated by reference from Exhibit 1 to the Company's Registration Statement on Form 8-A filed March 31, 2003.

(4) Incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Company's Registration Statement on Form 8-A filed March 17, 2005.

(5) Incorporated by reference from an exhibit to the Registration Statement on Form S-8 (SEC File No. 333-26383) filed with the SEC on May 2, 1997.

(6) Incorporated by reference from an exhibit to the Registration Statement on Form S-8 for the year ended September 30, 1998 (SEC File No. 333-47841) filed with the SEC on March 12, 1998.

(7) Incorporated by reference to an identically numbered exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998 filed with the SEC on December 29, 1998.

(8) Incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8 (SEC File No. 333-71145) filed with the SEC on January 25, 1999.

(9) Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (SEC File No. 333-53934) filed with the SEC on January 19, 2001.

(10) Incorporated by reference from Exhibit 4.1 to the Registration Statement on Form S-8 (SEC File No. 333-81572) filed with the SEC on January 29, 2002.

(11) Incorporated by reference from Exhibit 4.1 to Registration Statement on Form S-8 (SEC File No. 333-103448) filed with the SEC on February 26, 2003.

(12) Incorporated by reference from Exhibit 4.1 to Registration Statement on Form S-8 (SEC File No. 333-123168) filed with the SEC on March 7, 2005.

(13) Incorporated by reference to an identically numbered exhibit in Form 10-Q filed with the SEC on February 13, 2007.

(14) Incorporated by reference to an identically numbered exhibit to the Registrants Annual Report on Form 10-K for the fiscal year ended September 30, 2007.

(15) Incorporated by reference to an identically numbered exhibit to the Registrant's Current Report on Form 8-K filed March 21, 2008.

(16) Incorporated by reference to an identically numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999 filed with the SEC on February 14, 2000.

(17) Incorporated by reference to the Registrant's Current Report on Form 8-K filed December 12, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY BANCORP, INC.

Date: December 23, 2008

By: /s/ Richard G. Spencer
Richard G. Spencer
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated

By: /s/ William L. Windisch
William L. Windisch
Chairman of the Board and Director

Date: December 23, 2008

By: /s/ Richard G. Spencer
Richard G. Spencer
President, Chief Executive Officer and Director

Date: December 23, 2008

By: /s/ J. Robert Gales
J. Robert Gales
Director

Date: December 23, 2008

By: /s/ Robert F. Kastelic
Robert F. Kastelic
Director

Date: December 23, 2008

By: /s/ Oliver D. Keefer
Oliver D. Keefer
Director

Date: December 23, 2008

By: /s/ Charles E. Nettrour
Charles E. Nettrour
Director

Date: December 23, 2008

By: /s/ Joanne Ross Wilder
Joanne Ross Wilder
Director

Date: December 23, 2008

By: /s/ Donald J. Huber
Donald J. Huber
Director

Date: December 23, 2008

By: /s/ Christopher S. Green
Christopher S. Green
Director

Date: December 23, 2008

By: /s/ Lisa L. Griffith
Lisa L. Griffith
Senior Vice President and
(Principal Financial and Accounting Officer)

Date: December 23, 2008

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Parent

Fidelity Bancorp, Inc.

Subsidiaries	**State or Other Jurisdiction of Incorporation**	**Percentage Ownership**
Fidelity Bank, PaSB	Pennsylvania	100%
FB Capital Statutory Trust III	Delaware	100%
Subsidiaries of Fidelity Bank, PaSB		
FBIC, Inc.	Delaware	100%

Exhibit 31.1

CERTIFICATION

I, Richard G. Spencer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Fidelity Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 23, 2008

By: /s/ Richard G. Spencer
Richard G. Spencer
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Lisa L. Griffith, certify that:

1. I have reviewed this Annual Report on Form 10-K of Fidelity Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 23, 2008

By: /s/ Lisa L. Griffith
Lisa L. Griffith
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Fidelity Bancorp, Inc. (the "Company") on Form 10-K for the year ending September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof, we, Richard G. Spencer, Chief Executive Officer, and Lisa L. Griffith, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Richard G. Spencer
Richard G. Spencer
Chief Executive Officer

/s/ Lisa L. Griffith
Lisa L. Griffith
Chief Financial Officer

Date: December 23, 2008

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Annual Meeting — The annual meeting of the stockholders will be held at 5:00 p.m., on February 10, 2009 at the Perrysville Office of the Bank at 1009 Perry Highway, Pittsburgh, Pennsylvania. Stockholders are encouraged to attend.

Annual Report on Form 10-K — A copy of Fidelity Bancorp, Inc.'s Annual Report on Form 10-K is available without charge to stockholders upon written request. Requests should be addressed to Investor Relations at the Company's headquarters. Also, periodic reporting documents filed with the Securities and Exchange Commission can be found on the Company's website: www.fidelitybancorp-pa.com

Investor Relations — Analysts, investors, stockholders and others seeking financial information are asked to contact Annie G. McGrath, Corporate Secretary, at the Company's headquarters. Requests for all other information should be addressed to Investor Relations at the Company's headquarters.

Stock Transfer/Address Changes — The Transfer Agent and Registrar of Fidelity Bancorp, Inc. is Registrar and Transfer Company. Questions regarding transfer of stock, address changes or lost certificates should be directed to Investor Relations at the Company's headquarters or to the transfer agent, Registrar and Transfer Company.

Dividend Reinvestment Plan Information — The Fidelity Bancorp, Inc. Dividend Reinvestment Plan enables shareholders of common stock to reinvest quarterly dividends for the purchase of additional shares. Registered holders who enroll in this plan may also make optional cash purchases of additional shares of stock conveniently and without paying brokerage commissions or service charges. A brochure describing the plan and an application to participate may be obtained from Investor Relations.

Investor Relations
Annie G. McGrath
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
(412) 367-3300, x3139

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 866-1340

Dividend Reinvestment Plan Information
Investor Relations
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
(412) 367-3300, x3139

Financial Information
Lisa L. Griffith, CPA
Chief Financial Officer
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
(412) 367-3300, x3180

Annual Report on Form 10-K
Investor Relations
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
(412) 367-3300, x3139
or
www.fidelitybancorp-pa.com

Corporate Headquarters

1009 Perry Highway, Pittsburgh, Pennsylvania 15237 • (412) 367-3300

FAX (412) 364-6504 • E-Mail: IR@fidelitybancorp-pa.com

Board of Directors

J. Robert Gales
President
J.R. Gales & Associates

Christopher S. Green
Managing Partner
Green & Bridges, LLP
Registered Representative
Select Financial Group, LLC

Donald J. Huber
President
Allegheny Plywood
Partner
APCO Management

Robert F. Kastelic
Retired President
X-Mark/CDT

Oliver D. Keefer
Owner
Ralph E. Lane, P.C.

Charles E. Nettrour
Retired President
Martin & Nettrour, Inc.
Retirement Designs Unlimited, Inc.

Richard G. Spencer, CPA
President
Chief Executive Officer

Joanne Ross Wilder
President
Wilder & Mahood, P.C.

William L. Windisch
Chairman

Officers

Richard G. Spencer, CPA
President
Chief Executive Officer

Michael A. Mooney
Executive Vice President

Lisa L. Griffith, CPA
Senior Vice President
Chief Financial Officer
Treasurer

Annie G. McGrath
Corporate Secretary

Richard L. Barron
Assistant Secretary

Special Counsel

Malizia Spidi & Fisch, P.C.
901 New York Avenue, NW, Suite 210 East
Washington, DC 20001

Independent Registered Public Accounting Firm

S.R. Snodgrass, A.C.
2100 Corporate Drive
Suite 400
Wexford, Pennsylvania 15090-7647

Capital Stock Information

Common Stock Market Makers

NASDAQ Global Market:
Common Stock
Symbol: FSBI

Market Makers

Parker/Hunter, Inc.
600 Grant Street, 31st Floor
Pittsburgh, Pennsylvania 15219 — (800) 441-1514

Stifel Nicolaus
18 Columbia Turnpike
Florham, New Jersey 07932 — (800) 342-2325

Sandler O'Neill & Partners, LP
919 Third Avenue, 6th Floor
New York, New York 10022 — (800) 635-6872

BANK HEADQUARTERS

1009 Perry Highway, Pittsburgh, Pennsylvania 15237 • (412) 367-3300

FAX (412) 364-6504 • E-Mail: IR@fidelitybank-pa.com

BOARD OF DIRECTORS

J. ROBERT GALES
President
J.R. Gales & Associates

CHRISTOPHER S. GREEN
Managing Partner
Green & Bridges, LLP
Registered Representative
Select Financial Group, LLC

DONALD J. HUBER
President
Allegheny Plywood
Partner
APCO Management

ROBERT F. KASTELIC
Retired President
X-Mark/CDT

OLIVER D. KEEFER
Owner
Ralph E. Lane, P.C.

CHARLES E. NETTROUR
Retired President
Martin & Nettrour, Inc.
Retirement Designs Unlimited, Inc.

RICHARD G. SPENCER, CPA
President
Chief Executive Officer

JOANNE ROSS WILDER
President
Wilder & Mahood, P.C.

WILLIAM L. WINDISCH
Chairman

OFFICERS

RICHARD G. SPENCER, CPA
President
Chief Executive Officer

MICHAEL A. MOONEY
Executive Vice President
Chief Lending Officer

ANNIE G. MCGRATH
Corporate Secretary

RICHARD L. BARRON
Senior Vice President
Human Resources
Assistant Secretary

LISA L. GRIFFITH, CPA
Senior Vice President
Chief Financial Officer
Treasurer

SANDRA L. LEE
Senior Vice President
Operations

ANTHONY F. ROCCO
Senior Vice President
Community Banking

STEVEN D. BILKO
Vice President
Commercial Loan Officer

KAREN W. CARTWRIGHT
Vice President
Financial Consultant/
Registered Principal

CHAD P. COBLITZ, CPA
Vice President
Accounting

LEONARD T. CONLEY
Vice President
Residential Lending

MARK A. KAPPELER
Vice President
Consumer Lending

LYNNE A. MANSKI
Vice President
Marketing

LISA K. MCQUADE
Vice President
Commercial Loan Officer

LINDA D. METZMAIER
Vice President
Internal Audit/Compliance

HUDSON W. STONER
Vice President
Commercial Loan Officer

ERNEST D. BARKER
Assistant Vice President
Business Development Officer

LISA D. DILLON
Assistant Vice President
Business Development Officer

GEORGE R. HARRIS
Assistant Vice President
Business Development Officer

CHRISTINE J. HOFFMAN
Assistant Vice President
Operations

NEAL H. JACKSON
Assistant Vice President
Business Development Officer

LISA M. KOOKER
Assistant Vice President
Commercial Lending

RICHARD W. NAGEL
Assistant Vice President
Business Development Officer

RORK C. RAMFOS
Assistant Vice President
Business Development Officer

MARCIA RIMER WOOD
Assistant Vice President
Business Development Officer

LINDA M. YON
Assistant Vice President
Business Development Officer

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Branch Bank Locations

ALLISON PARK
1701 Duncan Avenue • Duncan Manor Shopping Plaza
Allison Park, PA 15101
412-366-1200

BELLEVUE
683 Lincoln Avenue • Pittsburgh, PA 15202
412-761-1234

BLOOMFIELD
4719 Liberty Avenue • Pittsburgh, PA 15224
412-682-0311

BRIGHTON ROAD
3300 Brighton Road • Pittsburgh, PA 15212
412-734-2675

CARNEGIE
100 Broadway Street • Carnegie, PA 15106
412-276-1266

CRANBERRY
1339 Freedom Road • Cranberry Township, PA 16066
724-742-0100

MT. LEBANON
312 Beverly Road • Pittsburgh, PA 15216
412-571-1333

MT. LEBANON
728 Washington Road • Pittsburgh, PA 15228
412-561-2470

NORTHWAY
6000 Babcock Boulevard • Pittsburgh, PA 15237
412-367-9010

PERRYSVILLE
1009 Perry Highway • Pittsburgh, PA 15237
412-364-3200

SHADYSIDE
5000 Centre Avenue • Pittsburgh, PA 15213
(Opening in Spring, 2009)

STRIP DISTRICT
2034 Penn Avenue • Pittsburgh, PA 15222
412-402-1000

TROY HILL
1729 Lowrie Street • Pittsburgh, PA 15212
412-231-3344

ZELIENOPLE
251 S. Main Street • Zelienople, PA 16063
724-452-6655

FIDELITY BANK

1009 Perry Highway • Pittsburgh, PA 15237

END